
11007743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of July, 2011

1-15240
(Commission File Number)


SEC MAIL PROCESSING
RECEIVED
JUL 12 2011
WASH, D.C.
211
SECTION

JAMES HARDIE INDUSTRIES SE
(Translation of registrant's name into English)

Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statements

This Form 6-K contains forward-looking statements. James Hardie may from time to time make forward-looking statements in our periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about our future performance;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments and share buy-back;
- statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;
- statements regarding tax liabilities and related audits, reviews and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission (which we refer to as "ASIC");
- expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (which we refer to as "AICF"), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations;
- statements about product or environmental liabilities; and
- statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on June 30, 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2011 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries SE

Date: Monday, 11 July 2011

By: Marcin Firek

Marcin Firek
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2011 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2011

Exhibit 99.1



ANNUAL REPORT 2011



James Hardie





CONTENTS

ABOUT US

Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines.

Our fibre cement products are used in a number of markets, including new residential construction, manufactured housing and repair and remodelling and a variety of commercial and industrial applications.

We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding, trim and soffit lining, internal linings, facades and floor and tile underlay.

We employ around 2,500 people and generated net sales of US$1.2 billion in the 2011 financial year.

RESULTS AT A GLANCE

In our major market, the United States, the operating environment remained challenging. According to the US Census Bureau, single family housing starts, which are a key driver for our performance, were 446,400 for fiscal year 2011, 7.3% below the prior year and significantly below the fiscal year 2006 peak of 1.730 million single family starts.

Our Asia Pacific business benefited from a continued recovery in the Australian residential housing construction market and the appreciation of Asia Pacific business currencies against the US dollar boosted earnings and cash flow. However, increases in mortgage interest rates, along with the wet weather along the eastern seaboard of Australia and the end of the government social housing construction initiative had a subduing effect.

Our financial performance reflects the continuing challenging operating conditions:

- Total net sales were up 4%, from US$1,124.6 million to US$1,167.0 million.
- Gross profit decreased 6% from US$416.1 million to US$ $391.9 million.
- Gross profit margin decreased 3.4 percentage points to 33.6%.
- As a percentage of sales, SG&A expenses declined 1.6 percentage points to 14.9%.
- EBIT excluding asbestos and ASIC expenses decreased 12% to US$184.0 million, compared to US$208.7 million for the prior year. EBIT margin excluding asbestos and ASIC expenses decreased by 2.8 percentage points to 15.8%.
- Net operating loss moved from a net operating loss of US$84.9 million in the 2010 financial year to a net operating loss of US$347.0 million in the 2011 financial year. Net operating profit excluding asbestos, ASIC expense and tax adjustments decreased 12% to US$116.7 million.
- Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments decreased 12% from US30.5 cents to US26.7 cents.

James Hardie Industries SE
(ARBN 097 829 895)

Incorporated in Ireland with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719.

The liability of its members is limited.

Year	Net Sales (Millions of US dollars)	EBIT[1] (Millions of US dollars)	EBIT Margin[1] (%)	Return on Capital Employed[1] (%)
11	1,167.0	192.7	16.5	20.6
10	1,124.6	205.3	18.3	17.1
09	1,202.6	156.9	13.0	15.3
08	1,468.8	207.5	14.1	18.1
07	1,542.9	318.9	20.7	26.6

Year	EBITDA[1] (Millions of US dollars)	Net Operating Profits[1,2] (Millions of US dollars)	Diluted Earnings per Share[1,2] (US cents)	Capital Expenditure (Millions of US dollars)
11	255.6	(256.4)	(58.6)	50.3
10	267.0	132.5	30.3	50.5
09	213.3	79.3	18.3	26.1
08	264.0	117.3	25.7	38.5
07	369.6	222.2	47.6	92.1

(Millions of US dollars)	2011	2010	Favourable (Unfavourable) % Change
Net sales			
USA and Europe Fibre Cement	**$ 814.0**	$ 828.1	(2)
Asia Pacific Fibre Cement	**353.0**	296.5	19
Total net sales	**1,167.0**	1,124.6	4
Cost of goods sold	**(775.1)**	(708.5)	(9)
Gross profit	**391.9**	416.1	(6)
Selling, general and administrative expenses	**(173.4)**	(185.8)	7
Research and development expenses	**(28.0)**	(27.1)	(3)
Asbestos adjustments	**(85.8)**	(224.2)	62
EBIT	**104.7**	(21.0)	–
Net interest expense	**(4.4)**	(4.0)	(10)
Other income (expense)	**3.7**	6.3	–
Operating income (loss) before taxes	**96.6**	(18.7)	–
Income tax expense	**(443.6)**	(66.2)	–
Net operating loss	**$ (347.0)**	$ (84.9)	–
Volume (mmsf)			
USA and Europe Fibre Cement	**1,248.0**	1,303.7	(4)
Asia Pacific Fibre Cement	**407.8**	389.6	5
Average net sales price per unit (per msf)			
USA and Europe Fibre Cement	**US$ 652**	US$ 635	3
Asia Pacific Fibre Cement	**A$ 916**	A$ 894	2

Unless otherwise stated, graphs and editorial comments throughout this report refer to results from operations excluding:

- For fiscal year 2011 - unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million, AICF interest income of US$4.3 million and tax expense related to asbestos adjustments of US$6.9 million.
- For fiscal year 2010 - unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million, AICF interest income of US$3.3 million, a realised gain on the sale of AICF investments of US$6.7 million and tax expense related to asbestos adjustments of US$1.1 million.

Balance sheet references exclude the net AFFA liability of US$1,016.6 million, US$966.2 million and US$756.6 million at 31 March 2011, 2010 and 2009, respectively.

[1] See Definitions on page 108.

[2] Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI's appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

CHAIRMAN'S REPORT



11	(22.2)
10	13.2
09	9.1
08	13.2
07	24.0

Return on Shareholders' Funds[1] (%)

11	0.0
10	0.0
09	8.0
08	27.0
07	9.0

Dividends Paid per Share (US cents)

From a business point of view, in the past fiscal year we have continued to perform well financially and remain positioned for growth. Our CEO, Louis Gries, and his team have produced solid cash flow and profit results despite the prolonged difficult operating environment, particularly in the USA, and have continued to make progress on our strategic priorities including the development of our senior management team.

At the same time, we have made excellent progress on our corporate governance and legacy issues including resolving the complex issue of domicile. With your support on 17 June 2010, we finalised our transformation to an Irish Societas Europaea company, domiciled in Ireland. We continue to make progress on resolving our remaining legacy issues while maintaining our ongoing responsibilities to contribute to the asbestos liabilities of former group companies.

Capital Management

On 17 May 2011, after careful consideration and in seeking a more optimal capital structure, the Board was pleased to announce the resumption of the payment of dividends and a more active approach to capital management. This opportunity has arisen because of the company's ability to generate strong cash flows, thereby reducing debt levels, despite the continuing challenging operating environment.

The company has adopted a capital management policy to distribute between 20% and 30% of profits after tax, excluding asbestos adjustments, in the form of ordinary dividends and expects to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of the company's second quarter results.

The more active approach to capital management will likely see the company buy-back or issue shares as the company's needs dictate.

In accordance with this policy, the company also foreshadowed the acquisition of up to 5% of issued capital in the twelve months ending May 2012.

AICF

On 9 December 2010, AICF and the former James Hardie subsidiaries, Amaca, Amaba and ABN 60 entered into a secured loan facility with the State Government of New South Wales, with the support of the Australian Government, whereby AICF may borrow up to A$320 million. The standby loan facility will assist the AICF to meet short-term funding shortfalls, and to continue to make payments to claimants should contributions made by James Hardie under the Amended and Restated Final Funding Agreement (AFFA) be insufficient to maintain liquidity of the fund.

The provision of the proposed standby loan facility to the AICF does not reduce the company's obligations under the AFFA. The obligation to pay claimants remains with AICF, and it is anticipated that its primary source of funding will continue to be contributions from James Hardie.

The company's strong cash flow for fiscal year 2011 means that we will contribute approximately US$51.5 million to the AICF on 1 July 2011. We should all be encouraged that the AFFA has proved itself to be a robust and flexible agreement that simultaneously enables James Hardie to grow and be profitable, while meeting its commitments to the asbestos liabilities of former group companies.

Shareholder meetings

Our Board and shareholder meetings will continue to be held in Ireland as we are an Irish company. We will simulcast our shareholder meetings so that those shareholders who cannot attend in person can participate in real time. Louis Gries, his team, and I will continue to meet with shareholders on a periodic basis.

Summary

Overall, we believe that we are making good progress from both an organisational and operational point of view, while continuing to focus on our strategic priorities to achieve success in the medium and longer term.

Michael Hammes

[1] Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI's appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

CEO'S REPORT



	Net Sales/Employee (Thousands of US dollars)
11	454.8
10	447.9
09	521.5
08	509.6
07	524.1

	EBIT/Employee[1] (Thousands of US dollars)
11	75.1
10	81.8
09	68.0
08	72.0
07	108.3

All our businesses ran well and were profitable in fiscal year 2011, despite the challenging external environments.

Although there has been some recovery in the broader US economy, the US housing construction market remains constrained by a range of factors, in particular, by the lack of stability in house values.

For the full year, net sales increased 4% to US$1,167.0 million due to the increase in the average net sales price and an appreciation of the Asia Pacific currencies against the US dollar. Gross profit was down 6% to US$391.9 million and EBIT excluding asbestos and ASIC expenses was 12% lower, at US$184.0 million, compared to last year.

USA and Europe Fibre Cement

Operating conditions in the US residential housing market remained challenging throughout fiscal year 2011. Housing starts and repair and remodel activity continued to be weak as factors such as relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit and the supply of foreclosed homes continued to dampen demand. Additionally, raw material input costs, particularly pulp, remained high and freight costs continued to rise.

For fiscal year 2011, USA and Europe Fibre Cement sales volume was down 4%, reflecting the flat housing construction market, while net sales were down 2% to US$814.0 million, compared to the prior year.

EBIT fell 23% to US$160.3 million, primarily due to an increase in input costs (mainly pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour costs per unit manufactured, partially offset by a higher average net sales price and reduction in selling, general and administrative expenses. The EBIT margin was 5.5 percentage points lower at 19.7%.

Asia Pacific Fibre Cement

During fiscal year 2011, with the exception of New Zealand, the Asia Pacific businesses have enjoyed relatively robust operating environments and have performed strongly. The Australian business, in particular, performed very well, growing market share and also increasing sales of its differentiated Scyon™ branded products.

Net sales increased 19% to US$353.0 million, compared to US$296.5 million for fiscal year 2010. In Australian dollars, net sales increased 7% due to an increase in sales volume and average net sales price.

Asia Pacific Fibre Cement EBIT increased 35% from US$58.7 million in fiscal year 2010 to US$79.4 million. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 22% due to an increase in average net sales price, higher sales volume, improved manufacturing performance and lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume. Those factors were partially offset by higher input costs, primarily pulp, and a mechanical failure in the Philippines facility that temporarily halted production during the second quarter. The EBIT margin for the business was 2.7 percentage points higher at 22.5%.

Outlook

There is little confidence that the US housing market will improve in fiscal year 2012 with no substantive evidence emerging that a sustainable recovery has commenced. As a result, activity in the US housing market is expected to remain relatively flat in both the new construction and repair and remodel segments.

Operating costs are expected to be considerably higher in fiscal year 2012, particularly pulp and freight. As the broader US economy has begun to recover, the costs for these basic commodities have risen, while the housing market has remained flat. Costs are expected to rise without any meaningful improvement in demand and, hence, sales volumes.

The Asia Pacific markets that James Hardie participates in are likely to be somewhat softer in fiscal year 2012. In Australia, higher mortgage interest rates, along with the cessation of government social housing programs, continue to dampen activity and housing starts for fiscal year 2012 are expected to be lower than in 2011. Despite this we do have good momentum in our Australian business and the product leadership strategy for our differentiated Scyon™ branded products has been executed extremely well.

In the Philippines, domestic demand continues to provide a robust operating environment, while in New Zealand, activity remains extremely weak with housing starts falling to historic lows.

Focus for fiscal year 2012

Execution of our growth strategy will remain the key focus for fiscal year 2012.

As the US housing market is likely to remain flat, the emphasis will be on optimising manufacturing efficiencies, while still driving strategic initiatives that have proven to be successful, such as ColorPlus® and the repair and remodel segment.

We will continue to invest heavily in product development and market initiatives, concentrating on those areas that have gained traction and are delivering strong financial returns, with the aim to strengthen our overall market position.

In summary, we are facing another challenging year, with increased pressure from both higher input costs and the weak US housing market, but we are confident that we will continue to generate above industry average returns and growth.

Louis Gries

[1] See definitions on page 108.

CFO'S REPORT



Year	Depreciation and Amortisation (Millions of US dollars)
11	62.9
10	61.7
09	56.4
08	56.5
07	50.7

Year	Income Tax Expense[1] (Millions of US dollars)
11	436.7
10	65.1
09	68.2
08	81.9
07	91.1

Our 2011 fiscal year results were a reflection of the very weak US housing market, partially offset by the strong performance from the Asia Pacific businesses. We also benefited from stronger Asia Pacific currencies.

Against this background, the businesses performed well, enabling the company to generate strong cash flow. This allowed us to achieve a further reduction in debt, putting us in a very strong financial position, and enabling us to commence a more active approach to capital management in the 2012 fiscal year.

On 17 May 2011, the company announced that it had adopted a capital management policy to distribute between 20% and 30% of profits after tax in the form of ordinary dividends. In accordance with this policy, the company also announced that it will seek to acquire up to 5% of the company's issued capital via an on-market share buyback during the next 12 months.

The company expects to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of the company's second quarter results.

To facilitate the ability to access and distribute surplus earnings and cash flows, the company has commenced an internal reorganisation involving the simplification of the company's corporate structure. As part of this reorganisation, the company has incurred a tax charge of US$32.6 million, which was included in the fiscal year 2011 accounts but will be paid in fiscal year 2012.

Consolidated results

For fiscal year 2011, we recorded a net operating loss of US$347.0 million, compared to a net operating loss of US$84.9 million last year. This result reflects a non-cash charge of US$345.2 million recognised in the second quarter of fiscal year 2011 for taxes, penalties and interest following RCI Pty Ltd's (RCI) loss on appeal in the Australian Federal Court against an Australian Taxation Office amended assessment relating to fiscal year 1999. The results also include a charge of US$32.6 million arising from our corporate structure simplification and an unfavourable asbestos adjustment of US$85.8 million, which was primarily attributable to movements in the value of the Australian dollar against the US dollar.

Excluding asbestos, ASIC expenses, and tax adjustments, we recorded a US$116.7 million profit, a 12% decrease on last year's profit of US$133.0 million.

Financial results

EBIT excluding asbestos and ASIC expenses was 12% lower at US$184.0 million for fiscal year 2011.

General corporate costs for fiscal year 2011 were 37% lower at US$26.9 million, primarily as a result of US$10.3 million recovered from third parties in respect of prior period ASIC expenses.

Our net interest expense of US$8.7 million for the year was higher than the prior year's US$7.3 million.

Our effective tax rate excluding asbestos and tax adjustments for fiscal year 2011 was 31.1%, versus 34.4% for the prior year. The lower tax rate is attributable to changes in the geographic mix of earnings and expenses, and reductions in non-tax deductible expenses.

Net operating cash flow declined US$35.9 million from US$183.1 million in the prior year to US$147.2 million for the 2011 fiscal year. Net operating cash flow included a contribution of US$63.7 million to AICF on 1 July 2010, compared with nil the prior year.

Excluding the contribution to AICF, net operating cash flow was US$210.9 million for fiscal year 2011, an increase of 15% from US$183.1 million in the prior year. The increase in net operating cash flow was primarily due to reductions in trade receivables during the 2011 fiscal year, partially offset by a decline in earnings from operations relative to the prior year and payment of US$18.6 million for taxes on re-domicile from The Netherlands to Ireland.

At US$50.3 million, capital expenditure was slightly down from US$50.5 million in the prior year, and included further investment in areas such as our differentiated product range and developing our supply chain capacity.

Our debt position improved, with net debt down to US$40.4 million at the end of March 2011, a decrease of US$94.4 million compared to 31 March 2010. At the end of the fiscal year we had US$279.6 million of cash and unutilised facilities.

In June 2010 we retired US$161.7 million of debt facilities when they matured. The company replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totaling US$100.0 million. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.

At 31 March 2011, the weighted average remaining term of our total credit facilities of US$320.0 million was 1.9 years, compared to 2.6 years at 31 March 2010.

[1] Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI's appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

11	31.1
10	34.4
09	41.4
08	37.9
07	32.5

Effective Income Tax Rate[1]
(%)

11	8.7
10	7.3
09	9.4
08	8.3
07	6.5

Net Interest Expense
(Millions of US dollars)

11	24.0
10	28.1
09	16.7
08	25.4
07	49.1

Net Interest Expense Cover[1]
(Times)

Currency of Borrowings — As at 31 March

(Millions of US dollars)	2011	2010
Borrowings		
USD	**$ 59.0**	$ 154.0
Other	**–**	–
Total Borrowings	**$ 59.0**	$ 154.0
Deposits		
AUD	**$ 3.7**	$ 0.7
USD	**9.1**	14.6
NZD	**0.6**	0.9
PHP	**3.0**	1.8
Other	**2.2**	1.2
Total Deposits	**18.6**	19.2
Net Borrowings	**$ 40.4**	$ 134.8

Debt Maturity Profile — As at 31 March

(Millions of US dollars)	2011	2010
Less than one year	**$ –**	$ 95.0
1–2 years	**59.0**	–
2–3 years	**–**	59.0
Total Borrowings	**$ 59.0**	$ 154.0

Capital Expenditure — Year ended 31 March

(Millions of US dollars)	2011	2010
USA and Europe Fibre Cement	**$ 39.5**	$ 40.6
Asia Pacific Fibre Cement	**9.9**	6.7
Research and Development and Corporate	**0.9**	3.2
Total Capital Expenditure	**$ 50.3**	$ 50.5

Exchange Rates (US$1=)

Weighted Average	2011	2010
AUD	**1.0584**	1.1749
NZD	**1.3643**	1.4740
Closing Spot		
AUD	**0.9676**	1.0919
NZD	**1.3151**	1.4088

Gross Capital Employed

(Millions of US dollars)	2011	2010
Fixed assets	**$ 705.3**	$ 708.2
Inventories	**161.5**	149.1
Receivables/prepayments	**174.9**	455.6
Other	**0.8**	0.8
Accounts payable and accruals	**(108.8)**	(113.7)
Gross capital employed	**$ 933.7**	$1,200.0


814.0 USA and Europe Fibre Cement
353.0 Asia Pacific Fibre Cement
Net Sales
(Millions of US dollars)


752.0 USA and Europe Fibre Cement
235.0 Asia Pacific Fibre Cement
14.4 Research and Development
Total Identifiable Assets
(Millions of US dollars)


160.3 USA and Europe Fibre Cement
79.4 Asia Pacific Fibre Cement
EBIT for R&D was a loss of 20.1

EBIT
(Millions of US dollars)

CFO'S REPORT
(CONTINUED)

Year	Working Capital to Net Sales (%)
11	11.6
10	4.5
09	11.5
08	12.5
07	12.5

Year	Gearing Ratio (%)
11	3.2
10	10.9
09	24.0
08	22.7
07	12.8

A$-US$ exchange rate
Our results continued to be significantly influenced by movements in the A$-US$ exchange rate. For the year ended 31 March 2011, the Australian dollar appreciated against the US dollar by 13%, compared to a 33% appreciation in the prior year. This affects the translation of results and corporate costs that we incur in Australian dollars, particularly the asbestos liability and Asia Pacific business' earnings.

The impact of foreign currency exchange movements on the asbestos liability, for the full year based on the updated actuarial estimate as of 31 March 2011, was a movement of US$107.3 million. For the full year, Asia Pacific Fibre Cement EBIT increased 35%, of which 13% was attributed to appreciation of the Asia Pacific business' currencies compared to the US dollar.

Asbestos funding
In accordance with our obligations as defined in the AFFA, James Hardie will make a contribution of approximately US$51.5 million to the AICF on 1 July 2011.

On 7 December 2010, the NSW and Australian Governments announced that a standby loan facility of up to A$320 million for the AICF had been formalised. The agreement has now been executed and all substantive conditions precedent to draw down have been resolved. There are no amounts outstanding under the standby loan facility and the facility does not reduce the company's obligations under the AFFA. The obligation to pay claimants remains with AICF, and it is anticipated that its primary source of funding will continue to be contributions from James Hardie.

Legacy issues
During the year, we continued to make progress in resolving the company's legacy issues.

On 17 June 2010, following shareholder approval, we resolved the complex issue of domicile and finalised our transformation to an Irish Societas Europaea company, domiciled in Ireland.

In September 2010, the Federal Court of Australia dismissed our initial appeal against the ATO's Objection Decision in the 1999 Amended Assessment issued to RCI, a wholly-owned subsidiary of James Hardie Industries SE. RCI strongly disputes the amended assessment and pursued an appeal which was heard in May 2011 before the Full Court of the Federal Court of Australia. A decision is awaited.

In relation to ASIC proceedings, on 17 December 2010, the New South Wales Court of Appeal dismissed the company's appeal against Justice Gzell's judgment and ASIC's cross appeals against the appellants. On 6 May 2011, the Court of Appeal rendered judgment in the exonerations, penalty and cost matter for certain former officers.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal's judgment in favour of the former directors' appeals. Certain former officers also filed special leave applications to the High Court. The High Court granted ASIC's application for special leave on 13 May 2011. The High Court also granted the special leave applications for one of the former executives, and the other former executive withdrew his application.

Key performance ratios
Key performance ratios for fiscal year 2011:

- decrease in diluted earnings per share, from US30.3 cents to (58.6) cents;
- return on shareholders funds of (22.2%);
- increase in return on capital employed, from 17.1% last year to 20.6%; and
- decrease in EBIT margin, from 18.3% to 16.5%.

Our debt service capacity indicators remained strong:

- net interest expense cover of 24.0 times;
- net interest paid cover of 22.9 times; and
- net debt payback of 0.2 years.

In summary, although volumes were down, especially in the US, all the businesses performed well and we continued to generate solid financial returns and strong cash flow. This allowed us to achieve a further reduction in debt, putting us in a very strong financial position, and enabling us to commence a more active approach to capital management.

We continue to make progress on our remaining legacy issues and the company is in sound financial condition, given the challenging conditions in which our businesses have been operating.



Russell Chenu

ASBESTOS FUNDING


Undiscounted central estimate (net)
Discounted central estimate (net)
Sensitivity range (net, undiscounted)
A$ million
7000
6000
5000
4000
3000
2000
1000
0
30 June 2004
31 March 2005
30 June 2005
31 March 2006
30 Sept 2006
31 March 2007
31 March 2008
31 March 2009
31 March 2010
31 March 2011

Asbestos liability valuations
Source: KPMG Actuaries

Fund update

As of 31 March 2011, the AICF had cash and investment assets of A$59.9 million (US$61.9 million).

James Hardie will make a contribution of A$48.9 million (US$51.5 million) to the AICF on 1 July 2011. This amount represents 35% of the company's free cash flow for fiscal year 2011, as defined by the AFFA.

The 2011 payment will take James Hardie's total contributions to the AICF to A$424 million since the beginning of 2007.

James Hardie has been contributing A$500,000 a year for 10 years, since 2007, towards medical research into the prevention, treatment and cure of asbestos diseases, and A$75,000 a year for 10 years, since 2007, for an education program to inform home renovators of the risks associated with asbestos.

Standby loan facility for the AICF

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 entered into a secured loan facility and related agreements (the Facility) with the State Government of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320 million, with the support of the Australian Government which will provide up to A$160 million. In accordance with the terms of the Facility, drawings under the Facility may only be used by the AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF, Amaca, Amaba and ABN 60.

This development followed the 23 April 2009 announcement by the AICF that its Board had determined, at the time, that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.

The term of the Facility expires on 1 November 2030, at which time all amounts outstanding under the Facility become due and payable. As of 29 June 2011, all substantive conditions precedent to drawdown of the Facility have been satisfied with only procedural matters remaining. There are no amounts outstanding under the Facility. Further, from the time of signing through 29 June 2011, there have not been any drawings on the Facility by the AICF.

Any drawings, repayments, or payments of accrued interest under the Facility by the AICF will not impact James Hardie's net operating cash flow as defined in the AFFA, on which annual contributions remitted by the company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

Annual actuarial assessment

KPMG Actuarial conducts an annual actuarial assessment of the liabilities of the AICF to enable projections to be regularly updated in line with actual claims experience and the claims outlook. Subject to the Annual Cash Flow Cap[1], James Hardie makes payments to the AICF based on these annual actuarial assessments.

James Hardie discloses summary information on claims numbers each quarter with its quarterly results releases. The more detailed information contained in the annual actuarial report is made public each year, in accordance with the AFFA. All of the annual actuarial reports are available in the Investor Relations area of the James Hardie website (www.jameshardie.com.au).

Updated actuarial assessment

James Hardie received an updated actuarial report from KPMG Actuarial at 31 March 2011, which showed the discounted central estimate of the asbestos liability decreased from A$1.537 billion at 31 March 2010 to A$1.478 billion at 31 March 2011.

The decrease in the discounted central estimate of A$59.1 million is primarily due to a reduction in the projected future number of claims to be reported and the average claim settlement size of claims for a number of disease types.

The graph above shows the undiscounted range that KPMG Actuarial has derived each year, as well as the discounted and undiscounted central estimates.

Accounting for asbestos liabilities

The asbestos-related assets and liabilities are denominated in Australian dollars. This means the reported value of these asbestos-related assets and liabilities in James Hardie's consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company's consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For the year from 31 March 2010 to 31 March 2011, the Australian dollar appreciated against the US dollar by 13%. As a result of this appreciation, James Hardie recorded an unfavourable asbestos adjustment of US$85.8 million for fiscal year 2011.

While the accounting liability is based on the actuarial estimate, under US GAAP there are some adjustments that are made to the actuarial estimate to establish the liability for James Hardie's accounts.

The net AFFA liability increased from US$966.2 million at 31 March 2010 to US$1,016.6 million at 31 March 2011.

Claims data[2]

The number of new claims filed, 494 for the year ended 31 March 2011, was lower than new claims of 535 in the prior year, and below actuarial expectations.

The number of claims settled of 459 for the year ended 31 March 2011, was lower than claims settled of 540 in the prior year.

The average claim settlement of A$204,000 for the full year ended 31 March 2011 was A$13,000 higher than the prior year but below the actuarial expectations.

Asbestos claims paid of A$100.6 million for year ended 31 March 2011, was lower than the actuarial expectation of A$117.1 million.

Legal costs were higher, at A$9.3 million, than the actuarial expectation of A$6.2 million. Insurance claims and cross claim recoveries increased to A$24.2 million. This led to total net claims costs of A$76.4 million, lower than the previous estimates from KPMG Actuarial (A$99.8 million) and also the prior year (A$86.3 million).

[1] In each financial year, the Annual Payment is limited such that it cannot exceed the Annual Cash Flow Cap for that year. The Annual Cash Flow Cap is calculated as a percentage of James Hardie's Free Cash Flow for the immediately preceding financial year. The Annual Cash Flow Cap Percentage is currently set at a maximum of 35% per the AFFA. Accordingly, if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year, as the Annual Cash Flow Cap will be zero. Free Cash Flow for the purposes of the Annual Cash Flow Cap calculation is equivalent to James Hardie's net cash flow provided by operating activities less contributions by James Hardie to the AICF.

[2] All figures provided in this Claims Data section are gross of insurance and other recoveries. See Note 11 of the company's Consolidated Financial Statements.

MANUFACTURING CAPACITY

BASED ON NET SALES, WE BELIEVE WE ARE THE LARGEST MANUFACTURER OF FIBRE CEMENT PRODUCTS AND SYSTEMS FOR INTERNAL AND EXTERNAL BUILDING CONSTRUCTION APPLICATIONS IN THE UNITED STATES, AUSTRALIA, NEW ZEALAND AND THE PHILIPPINES


DUBLIN
LONDON
AMSTERDAM
SOUTHAMPTON
PARIS
HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH
TACOMA
RENO
MISSION VIEJO
FONTANA
WAXAHACHIE
CLEBURNE
CHICAGO
PERU
BLANDON
PULASKI
SUMMERVILLE
PLANT CITY

James Hardie Manufacturing Operations
James Hardie Manufacturing Operations - production suspended[2]
James Hardie Sales Office
Distribution Hub
Corporate Headquarters

MANUFACTURING CAPACITY – FIBRE CEMENT BUILDING PRODUCTS

Plant location	Existing design capacity/year (mmsf)[1]	Average Number of Employees
United States[2]	3,390	1,629
Asia Pacific	520	709

MANUFACTURING CAPACITY – FIBRE REINFORCED CONCRETE PIPES

Plant location	Design capacity/year (Thousand tons[3])	Average Number of Employees
Brisbane, Australia	50	59

[1] Annual design capacity is based on management's historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16" medium density product at a targeted operating speed. Annual design capacity is not necessarily reflective of our actual capacity utilisation rates for our fibre cement plants by region. Annual capacity utilisation is affected by factors such as demand, product mix, batch size, plant availability and production speeds and is usually less than annual design capacity. We manufacture products of varying thicknesses and density.

Fiscal year 2011 capacity utilisation based on our annual design capacity for our fibre cement building products plants was an average of 43% and 75% in the United States and Asia Pacific, respectively. As indicated above, annual design capacity is based on management's estimates. No accepted industry standard exists for the calculation of our fibre cement manufacturing facility design and utilisation capacities.

[2] We suspended production at our Blandon, (Pennsylvania), Summerville, (South Carolina) and Fontana, (California) plants in November 2007, November 2008 and December 2008, respectively.

[3] Pipe and column capacity is measured in tons rather than million square feet.

SUMMARY OF OPERATIONS







USA AND EUROPE FIBRE CEMENT

Results

- Net sales decreased 2% from US$828.1 million to US$814.0 million.
- Sales volume decreased 4% from 1,303.7 million square feet to 1,248.0 million square feet. Average net sales price increased 3% from US$635 per thousand square feet to US$652 per thousand square feet.
- Gross profit decreased 16% and gross profit margin decreased by 5.6 percentage points.
- EBIT decreased 23% from US$208.5 million to US$160.3 million and EBIT margin was 5.5 percentage points lower at 19.7%.

Trading conditions

- According to the US Census Bureau, single family housing starts, which are a key driver for the company's performance, were 446,400 for fiscal year 2011, 7.3% below the prior year and significantly below the fiscal year 2006 peak of 1.730 million single family starts.
- For fiscal year 2011, the average Northern Bleached Softwood Kraft (NBSK) pulp price was US$978 per ton, up 30.4% compared to US$750 per ton for the prior year.
- Similarly, freight costs in the US were higher for fiscal year 2011 compared to the prior year. Freight costs rose due to higher truck rates attributed to flatbed truck supply constraints (as the broader US economy recovers), higher fuel costs and product mix shifts.
- Notwithstanding improved affordability, increasing levels of household formation and falling inventories of new and existing houses for sale, a recovery in the sector continues to be inhibited by a combination of factors such as relatively low levels of consumer confidence, limited access to credit for prospective home buyers, falling housing values and the continued supply of foreclosed properties.

ASIA PACIFIC FIBRE CEMENT

Results[1]

- Net sales increased 19% from US$296.5 million to US$353.0 million. Net sales in Australian dollars increased 7%.
- Sales volume increased 5% from 389.6 million square feet to 407.8 million square feet. Average net sales price increased 2% from A$894 per thousand square feet to A$916 per thousand square feet.
- Gross profit increased 30%. The higher value of the Asia Pacific business' currencies against the US dollar accounted for 13% of the increase. Gross profit margin increased by 2.8 percentage points.
- EBIT increased 35% from US$58.7 million to US$79.4 million and EBIT margin was 2.7 percentage points higher at 22.5%.

Trading conditions

- In Australia, increases in mortgage interest rates, along with wet weather along the eastern seaboard and the end of the government social housing construction initiative, had a subduing effect upon the Australian residential housing construction market. For the fiscal year 2011, the Australian Bureau of Statistics (ABS) reported a 3% increase in total dwellings approved compared to the prior year, with detached housing approvals down 10%.
- In New Zealand, the business faced continued challenges as business and consumer confidence fell during fiscal year 2011 and subsequently the construction of residential houses fell to historically low levels. The business has also had to contend with increased competition from imported products.
- In the Philippines, sales volume was slightly down for fiscal year 2011 when compared to the prior year. Improved sales of differentiated products and relatively strong underlying market conditions during fiscal year 2011 were partially offset by a mechanical failure at our Manila plant during the second quarter.

Outlook

Housing starts in the US continue to be weak as factors such as relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit, the supply of foreclosed homes and the lack of stability in house values continue to constrain demand in the housing market.

Input costs are also expected to remain high in fiscal year 2012 with pulp prices forecast to remain at or above US$1,000 per ton. Freight costs in the US are expected to rise reflecting supply constraints for trucks, as the broader economy improves, and the higher cost of fuel.

Activity in the US residential housing sector is expected to remain relatively flat in both the construction and the repair and remodel segments in fiscal year 2012.

In the Asia Pacific region, increases in mortgage interest rates in Australia have continued to dampen activity in the sector, although the market is expected to remain relatively robust in fiscal year 2012. In the Philippines, domestic demand continues to provide a strong operating environment. In New Zealand, housing activity is likely to remain subdued as housing construction reaches historic lows in response to weak consumer and business confidence.

Despite the continuing challenging environment and higher input costs, the company will continue to pursue strong financial returns, and increase spending on long-term product and market initiatives.

[1] Includes cement pipes results.

USA AND EUROPE FIBRE CEMENT

USA and Europe Fibre Cement Average Net Sales Price (US dollars/msf)	
11	652
10	635
09	609
08	600
07	583

USA and Europe Fibre Cement EBIT[1] (Millions of US dollars)	
11	160.3
10	208.5
09	199.3
08	235.2
07	353.1

USA and Europe Fibre Cement EBIT Margin[1]	
11	19.7
10	25.2
09	21.4
08	20.1
07	27.3

Based on our net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States.

Products

Our products are typically sold as planks or panels with a variety of patterned profiles and finishes. Planks are used for external siding while panels are used for internal and external wall linings and floor and tile underlayments.

Plants

We have ten manufacturing plants in the United States: two in Texas and one each in California[2], Florida, Washington, Illinois, Pennsylvania[2], South Carolina[2], Nevada and Virginia. We also have a Research and Development Centre adjacent to our California plant.

Sales

In the United States, we sell fibre cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. Repair and remodel products in the United States are typically sold through large home centre retailers and specialist distributors.

Market position and opportunity

Exterior products

- Our fibre cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products, which has enabled us to gain a competitive advantage over competing products.
- Our early focus on producing planks for new construction has been expanded to an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim and soffits).
- The repair and remodeling segment now accounts for a significant proportion of our sales volume and we have identified significant opportunity for further growth.

Interior products

- We have a technology advantage for floor applications, and hold a leading position in the ¼" backer market.
- HardieBacker™ ½" backerboard continues to drive our market penetration for wall applications.
- Our ceramic tile underlayment products provide superior handling and installation characteristics compared to fibreglass mesh cement boards.
- In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance compared to traditional gypsum wet area wallboard and other competing products.

Our strategy

Our global strategy is to:

- deliver primary demand growth;
- continue to shift to a higher value product mix;
- increase manufacturing efficiency; and
- build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate.

Progress towards our strategy

During the year:

- Our differentiated ColorPlus® product range continued to increase its penetration rate.
- In 2009, we began the launch of HardieZone™ exterior products in the US. These products are engineered for specific climate conditions using our seventh generation product technology.
- To support planned growth initiatives, we made organisational changes, putting all the US businesses as well as manufacturing and logistics under the management of Nigel Rigby, Executive General Manager - USA; and research and development, engineering and the company's non-US businesses under the management of Mark Fisher, Executive General Manager – International.
- We continued to grow our presence in the repair and remodel market segment, which now represents a significant proportion of our US sales mix.

  Our focus included re-launching the Preferred Remodeler website to build relationships with specialty exterior replacement contractors; creating marketing materials to directly communicate the benefits and affordability of James Hardie to the consumer; and increasing the number of sales representatives with repair and remodel responsibility.
- The business continued to focus on its three main strategic initiatives of primary demand growth, product mix shift and increasing manufacturing efficiency.

[1] Excluding impairments.

[2] Production at the Pennsylvania, South Carolina and California plants was suspended in November 2007, November 2008 and December 2008, respectively.

DESPITE THE CONTINUING CHALLENGING ENVIRONMENT, WE WILL CONTINUE TO PURSUE STRONG FINANCIAL RETURNS, AND INCREASE SPENDING ON LONG TERM PRODUCT AND MARKETING INITIATIVES



USA AND EUROPE FIBRE CEMENT

	2011	2010	2009	2008	2007
Net sales US$m	**814.0**	828.1	929.3	1,170.5	1,291.2
EBIT[1] US$m	**160.3**	208.5	199.3	235.2	353.1
Total identifiable assets US$m	**752.0**	780.8	772.6	846.4	910.0
Volumes (mmsf)	**1,248.0**	1,303.7	1,526.6	1,951.2	2,216.2
Average net sales price (per msf) US$	**652**	635	609	600	583
EBIT Margin[1] %	**19.7**	25.2	21.4	20.1	27.3
Average Number of employees	**1,629**	1,508	1,631	1,924	2,120

[1] Excluding impairments.

ASIA PACIFIC FIBRE CEMENT

WE CONTINUE TO FOCUS ON OUR THREE MAIN STRATEGIC INITIATIVES OF PRIMARY DEMAND GROWTH, PRODUCT MIX SHIFT AND INCREASING MANUFACTURING EFFICIENCY

We manufacture a wide range of fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region.

Our fibre cement building products are used in both residential and commercial buildings, as external siding, internal walls, ceilings, floors, eaves lining, fascias and fences. In Australia, we also manufacture pipes for civil and commercial use, and fibre cement columns for decorative use.

Our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and as floor and tile underlay.

Plants

We manufacture our products at two plants in Australia, in New South Wales and in Queensland, and at plants in the Philippines and New Zealand. Our reinforced concrete pipes and decorative columns are manufactured at a second plant in Queensland. We also have a Research and Development Centre at our New South Wales plant.

Sales

In Australia and New Zealand, products for both new construction and renovation are generally sold directly to distributor/hardware stores and timber yards. In the Philippines, a network of thousands of small to medium size dealer outlets sell our fibre cement products to consumers, builders and real estate developers.

Our strategy

Asia Pacific Fibre Cement shares our global strategy to:

- deliver primary demand growth;
- continue to shift to a higher value product mix;
- increase manufacturing efficiency; and
- build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate.

Progress towards our strategy

During the year:

- We focused on four primary areas including manufacturing efficiencies, overhead cost management, value pricing and differentiated product shift, and primary demand growth.
- In Australia, the differentiated Scyon™ branded product range continued to build momentum, driven primarily by sales of Secura™ flooring.
- In New Zealand, sales of differentiated products also grew in fiscal year 2011, with Linea™ weatherboard and Axon panel significant drivers of this growth.
- In the Philippines, sales of ceilings and wall systems increased during the year despite the impact of a mechanical failure that halted production during the second quarter.

ASIA PACIFIC FIBRE CEMENT

	2011	2010	2009	2008	2007
Net sales US$m	**353.0**	296.5	273.3	298.3	251.7
EBIT US$m	**79.4**	58.7	47.1	50.3	39.4
Total identifiable assets US$m	**235.0**	216.9	167.9	218.3	199.3
Volumes (mmsf)	**407.8**	389.6	390.6	398.2	390.8
Average net sales price (per msf) A$	**916**	894	879	862	842
EBIT Margin %	**22.5**	19.8	17.2	16.9	15.7
Number of average employees	**768**	755	809	834	845


11 79.4
10 58.7
09 47.1
08 50.3
07 39.4
Asia Pacific EBIT
(Millions of US dollars)


11 22.5
10 19.8
09 17.2
08 16.9
07 15.7
Asia Pacific EBIT Margin
(%)

WORKPLACE SAFETY



James Hardie is committed to sustaining a safe working environment and has set safety objectives to:

- achieve an incident rate of less than 2 and a severity rate of less than 20 ("2 and 20");
- eliminate serious bodily harm; and
- achieve zero fatalities.

Recognising that the safety of employees is critical to its Environment, Social and Governance goals, James Hardie's Board has made Safety one of the Scorecard[1] measures the Board will use to determine payments to senior executives under the company's long-term incentive plan.

SAFETY PERFORMANCE IN FISCAL YEAR 2011

USA and Europe Fibre Cement

The USA and Europe Fibre Cement business recorded 23 incidents in fiscal year 2011 and for the second consecutive year, its incident and severity rates were below the safety goals of "2 and 20".

The continued achievement of the safety goals in fiscal year 2011 were supported by:

- expanding the use of high-visibility clothing at US manufacturing plants;
- standardised guarding and lockout graphics in all plants;
- increased emphasis on near-miss and hazard identification and reporting; and
- improved transparency following the implementation of monthly dashboard reports to ensure safety reporting is consistent across plants and successes can be replicated.

Three key safety initiatives have been identified for fiscal year 2012 focusing on:

- ensuring factory air is safe for employees, including real time dust monitoring and periodic personal sampling;
- improving areas where people and machines interact, including standardised procedures and regular audits for all equipment; and
- building on safety culture through greater observation and training and regular data collection, analysis and feedback.

Asia Pacific Fibre Cement

The Asia Pacific Fibre Cement business recorded 16 incidents in fiscal year 2011, a 28% reduction in the number of incidents compared to fiscal year 2010.

For the first time, its incident and severity rates were below the safety goals of "2 and 20" for a full year.

The significant safety improvements in fiscal year 2011 were achieved by emphasising the leading indicators of near-miss reports and hazard identification. By doing so, the region's businesses broadened safety participation and ownership and created momentum in core safety programs.

The key safety initiatives identified for fiscal year 2012 will focus on:

- continuing to identify leading indicators and the major drivers of incidents;
- continuing to develop and evaluate core safety programs;
- identifying active hazard and unsafe behaviour;
- addressing ergonomic issues and behaviour such as incorrect manual handling;
- leveraging "fresh eyes" by organising inspections by people from different plants or work areas; and
- developing best-in-class safety areas in each plant and holding region-wide Safety Days to enable replication.

By continuing to develop the safety culture and enhancing systems that effectively identify, evaluate, prevent and control hazards, the business is working to sustain the gains achieved in safety.

Safety results

USA and Europe Fibre Cement
- Incident rate 1.7
- Severity rate 18.4

Asia Pacific Fibre Cement
- Incident rate 1.9
- Severity rate 19.5

Global Safety
- Incident rate 1.7
- Severity rate 18.8

Definitions

A plant's *incident rate* is the number of recordable incidents that occur per 200,000 hours worked there (equivalent to the number of incidents per 100 employees per year). A recordable incident is an incident that requires the employee to seek professional medical treatment which may or may not lead to lost or restricted workdays for the employee and the facility.

The *severity rate* for any plant is then the number of days of lost or restricted duty (when the employee carries out lighter duties than required in their normal role) from recordable incidents per 200,000 hours worked at the plant (equivalent to the number of days lost or restricted because of injury per 100 employees per year).

A lower incident rate and severity rate is normally regarded as an indicator of a plant that is safer for employees.

[1] More information about the Scorecard is contained in the Remuneration Report in this annual report.

DIFFERENTIATED PRODUCTS







James Hardie pioneered the successful development of cellulose reinforced fibre cement and, since the 1980s, has progressively introduced new and refined existing products and processes as a result of its proprietary product formulation and process technology.

Introducing differentiated products and improving the way we do things is one of the core components of our global business strategy and is supported by our significant investment in research and development activities. In fiscal year 2011, we spent US$31.2 million or approximately 2.7% of total net sales, on research and development activities.

In the **United States**, the focus in fiscal year 2011 was on driving strategic initiatives and reducing costs. In response to the housing and economic slowdown we have grown our presence in the repair and remodeling and non-metro market segments and we have continued to drive our Job Pack program, a packaging and distribution initiative where James Hardie® products are delivered to a job site in customised house lots.

Additionally we have maintained our focus on delivering superior-performance, low-maintenance, non-combustible fibre cement products. The HardieZone™ System, which was created specifically for two climate conditions: HZ5® products for freezing, wet climates and HZ10® products for climates with a combination of hot, humid or high moisture condition, is the seventh generation of James Hardie siding products innovation.

To achieve the ultimate in performance with HardieZone™ products, we have enhanced the quality of the ColorPlus® technology finish. This proprietary process involves applying consistent, multiple coats of paint that was created especially for the demands climate places on a home's exterior. The end result is a consistent, durable, low-maintenance long-lasting and fade-resistant finish.

ColourPlus® technology also compliments our Artisan® Exterior Design and HardieTrim® product range that offers superior quality and durability. Artisan® Premium Lap Siding creates deep shadow lines and offers the traditional design aesthetics of cedar with the renowned durability of James Hardie products. HardieTrim® boards are all engineered for climate, so you get the right siding for your home no matter how harsh the climate is and provide unmatched durability and offer a variety of possibilities for trim, gables, corners, fascia, windows, doors, column wraps, rakes, friezes, decorative trim and other non-structural architectural elements.

In **Australia** the advanced lightweight cement composite Scyon™ continues to perform very strongly. The Scyon™ product range was created with ease of installation in mind, while still providing heavy-duty performance and includes cladding, weatherboard, trim and flooring. Thick and versatile, Scyon™ Axent™ trim is ideal for edge treatment around windows and is the easy way to add finishing touches to internal and external corners and is pre-primed for fast paint application. Scyon™ Secura™ interior and exterior flooring is the easiest way to get protection against moisture damage in all interior and exterior floors and is fast and simple to install.

To strengthen our differentiated product range in Australia, a new premium service product, ACCEL™, has been launched to architects, builders and distributors. Completely interactive, ACCEL™ makes it easier to create smart design, building and ordering solutions, determine actual quantities and costs associated with a building project and gain access to a whole world of up-to-date information and priority technical support, helping save time and money.

The **New Zealand** business also offers a differentiated range of products, including Linea® weatherboards, Horizon™ lining, RAB® board, Axon™ panel and CLD structural cavity battens.


11 31.2
10 30.4
09 28.3
08 27.4
07 30.0

Research and Development Expenditure
(Millions of US dollars)

Research and development expenditure includes US GAAP research and development expenses and amounts classified as selling, general and administrative expense in the amounts of US$3.2 million, US$3.3 million, US$4.5 million, US$0.1 million, and US$4.1 million for the years ended 31 March 2011, 2010, 2009, 2008 and 2007 respectively.

SUSTAINABILITY

SINCE 1999, JAMES HARDIE HAS NOT ONLY FOCUSSED ITS MANUFACTURING OPERATIONS ON REDUCING, REUSING AND RECYCLING, BUT ALSO ON SUSTAINABLE CONSTRUCTION AND INDUSTRY EDUCATION INITIATIVES

James Hardie completed its first cradle to gate life cycle analysis assessment in 1999. Since then, it has not only focussed its manufacturing operations on the three Rs of sustainability – reduce, reuse and recycle – but also on sustainable construction and industry education initiatives.

Reduce

James Hardie products include a number of low toxicity and environmentally benign materials which are comparatively low in embodied energy. Cement, a key ingredient in James Hardie's fibre cement products, is the largest contributor of embodied energy. By working with cement industry partners and exploring opportunities for energy conservation, James Hardie is adapting its processes and formulas to reduce the impact of cement.

Raw material inputs are not the only way that James Hardie is trying to reduce impact. Part of James Hardie's whole-of-business initiative for increasing manufacturing efficiency focuses on eliminating waste and improving material yield. Addressing manufacturing yields is therefore another key step in reducing environmental impact and James Hardie is making good progress in this area.

Our Australian plants are registered under the national Energy Efficiency Opportunities Act 2006 and James Hardie has implemented a number of initiatives aligned with the goals of the Energy Efficiency Opportunities program. At all production sites energy usage is compared with production output to monitor and, ultimately improve, energy usage efficiency. The quantity and cause of reject product is also analysed, with focus on waste reduction in order to save energy wasted making off-spec product and prevent raw material wastage containing embodied energy.

While yield improvement efforts are taking place at all plants, this focus has helped the Australian Meeandah pipes plant make significant progress in reducing its production of reject pipes.

A reduction in energy use has also been achieved. For example, lengthy steam reticulation lines, which fed steam to the Australian-based Rosehill site, have now been replaced with two new boilers located adjacent to the plant. This has reduced steam transmission losses saving 4,000 GJ of steam worth nearly A$30,000 per year. In addition, reducing compressed air leakages and replacing motors with energy efficient motors has saved 3,188 GJ of energy per year.

Reuse

During manufacturing, James Hardie attempts to reuse as much waste product as is practical. At all locations, as much as possible, solid waste – such as trimmings, scrap, and fine particles – is reintroduced into the manufacturing process as raw materials. It's another aspect of James Hardie's strategy to increase manufacturing efficiency.

For example, significant amounts of recycled product off-cuts are used in all US and Australian fibre cement plants. Over half of all batches incorporate waste mix slurry.

Water is a critical component of the fibre cement manufacturing process and process water is reused at least four times before it is treated and released. The solid waste extracted is re-introduced into the mainstream production process.

In the US, one of our plants is implementing an ion exchange process that will allow the plant to operate with significantly less than half of the fresh water input that we currently use. In the longer term, the plant is evaluating technology and process control to allow it to become a closed loop facility. The continuous research and experience gained from this plant will also permit us to reduce water usage in our other manufacturing facilities.

Recycle

Recycling materials that can't be re-used in the manufacturing process is a key aspect of improving our manufacturing efficiency and in the past three years the company has made significant progress in reducing the amount of materials sent to landfill.

One of the objectives of increasing our manufacturing efficiency is to eliminate offsite disposal of waste. In fiscal year 2011, James Hardie invested considerable time and effort to devise a process for reclamation and reintroduction of fibre cement boards from our manufacturing processes, which would otherwise be disposed of in local landfill. The product of this effort is a robust process for recycling fibre cement boards back into the process.

The first of these systems is currently being constructed and commissioned in our Tacoma facility in the United States. The new system is designed to eliminate disposal of fibre cement waste in the local landfill, by enabling the plant to cost-effectively reuse waste product. The process is expected to be highly reliable, requires relatively low energy input and generates low emissions. Recycling our entire waste stream back into the plant for reprocessing will eliminate up to 7,500 tons of material from landfill. The Tacoma installation will also provide a full-scale test facility, where we can further develop this process with the aim to eventually replicate it at other manufacturing plants.

SUSTAINABILITY
(CONTINUED)

We have been pursuing recycling opportunities vigorously for some time and are beginning to achieve some real gains. For example, in Australia, James Hardie has partnered with a large cement manufacturer that reprocesses waste fibre cement product and crushes it into a powder form to replace some of the natural materials like limestone. Other partners that manufacture road base materials are replacing sand and crushed hard rock with James Hardie waste and James Hardie also recycles some materials in the manufacture of pallets.

The result of these efforts is that James Hardie has been able to reduce the landfill footprint by over 80% from the Rosehill plant, thereby eliminating in excess of 16,000 tonnes of waste per annum from landfill.

Sustainable construction

While reducing the environmental impact of product manufacturing is critical, the fact is that sustainable construction involves far more than that. James Hardie understands that sustainable construction not only involves selecting products that are low in embodied energy (and a timber-framed brick veneer wall has about two and a half times the embodied energy of a similar-sized, timber-framed fibre cement clad wall) but also those that:

- are low maintenance and extremely durable;
- can be put up quickly with few trades;
- require lighter building frames which are typically lower in embodied energy themselves (a timber-framed and elevated floor has less than half the embodied energy of a concrete slab) and have less impact on the topology and vegetation of a site;
- can be easily used to create energy efficient buildings in any climate; and
- don't emit volatile organic compounds or provide a haven for mould.

For this reason, James Hardie continues to develop products that help achieve all of the sustainability goals above. For example, in the US, James Hardie unveiled the HardieZone™ System, which is based on the eight individual climatic variables that primarily affect long-term performance of siding. Using these factors we arrived at ten distinct climatic zones. Though different, we found common variables in certain regions, allowing us to engineer the HZ5™ product line for freezing, wet climates and the HZ10™ product line for climates with a combination of hot, humid or high moisture conditions.

James Hardie recognises that as a category-leading manufacturer, product innovation isn't enough. James Hardie also runs a series of industry-wide education initiatives.

United States initiatives

In the United States, James Hardie is actively seeking approval in leading green programs including Eco-Options and the ICC-SAVE program (Sustainable Attributes Verification and Evaluation). James Hardie is a member of The US Green Building Council (USGBC), a non-profit membership organisation founded in 1993, and dedicated to creating a sustainable built environment.

The use of James Hardie products contributes points towards a LEED certification as well as the National Association of Home Builders (NAHB) – National Green Building Standard. We actively monitor these programs and relevant developing standards.

Factors contributing to the points awarded to James Hardie products include our local manufacturing facilities, which reduce the environmental impact of transporting material, the low toxicity of the raw materials used in manufacture, and the longer-lasting nature of the materials which reduces maintenance and repair costs. The NAHB program also recognises the benefits of ColorPlus® technology for removing the need for site applied finishing.

Following the creation of the Streetscapes magazine and newsletter, James Hardie has established itself as an educational resource for developers, architects, builders and city planners encouraging them to incorporate more New Urbanist planning principles that create better places to live.

Australian initiatives

James Hardie held the second LookHome Green Design Awards in 2010 and featured the winners in the LookHome Design Annual, of which 100,000 copies were printed. With over 130 entries from around Australia, judged by an expert panel of architects and architectural publishers, the Awards successfully promoted the best in sustainable, affordable and innovatively designed and built homes.

In June 2011, James Hardie launched a new site and digital magazine for consumers and designers, called Light Home. Light Home aims to change perceptions of lightweight construction by positioning it as the perfect way to live in the Australian climate and helping consumers understand how to design and build with lightweight systems.

James Hardie is also well into the third reprint of the sustainable construction guide, the Smarter Green Book, of which over 100,000 copies have been distributed. It is part of a series of small books that include the Smarter Design Book, the Smarter Construction Book and the Smarter Small Home Case Book.

James Hardie launched the Smarter Small Home (SSH) in 2009. It was a built concept of a small, sustainable and well-designed home that James Hardie has promoted to Australian builders and designers. By 2011, 200 SSH spin-offs have been built or are in construction across Australia and a further 1000 are in planning. This number will continue to multiply as designers, builders and developers incorporate SSH principles as standard design and construction elements.

In 2011, James Hardie also introduced a new program for design professionals called ACCEL™ design. ACCEL™ design enables architects, designers and builders to quickly create realistic 3D designs with intelligent ArchiCAD® and Revit® content and easily calculate sustainability, fire and acoustic ratings using smart product calculators.

DIRECTORS' REPORT

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

DIRECTORS

On 17 June 2010, James Hardie completed Stage 2 of a proposal to change our registered corporate domicile from The Netherlands to Ireland, and as a result James Hardie Industries SE changed its corporate seat to Ireland (the Re-domicile). From that date the company has had a single Board.

Prior to the completion of Stage 2 of the Re-domicile, James Hardie had a multi-tiered Board structure, consisting of a Supervisory and Managing Board. These Boards ceased to exist on 17 June 2010.

At the date of this report the directors are: Michael Hammes (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, David Dilger, David Harrison, James Osborne, Rudy van der Meer and Louis Gries (CEO).

Changes to James Hardie's Boards between 1 April 2010 and the date of this report were:

- Messrs Hammes, McGauchie, Anderson, Dilger, Harrison, Osborne and van der Meer ceased to be members of the Supervisory Board on 17 June 2010 when the Supervisory Board was abolished, and became members of the single Board of directors on 17 June 2010;
- Messrs Gries, Chenu and Cox ceased to be members of the Managing Board on 17 June 2010 when the Managing Board was abolished; and
- Louis Gries became a member of the single Board of directors on 17 June 2010.

Directors' qualifications, experience, special responsibilities, period in office and directorships of other publicly listed companies are set out in the Board of Directors' profiles in this annual report, and for Messrs Chenu and Cox in the Group Management Team profiles in this annual report.

ATTENDANCE AT MEETINGS

Directors' attendance at Board and Board Committee meetings during the fiscal year ended 31 March 2011 is recorded on page 64, within the Corporate Governance Report of this annual report.

PRINCIPAL ACTIVITIES

The principal activities of the company during fiscal year 2011 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand, the Philippines and Europe.

REVIEW AND RESULTS OF OPERATIONS

A review of the company's operations during the fiscal year and of the results of those operations is contained in Management's Discussion and Analysis on pages 26–40 of this annual report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

On 2 June 2010, shareholders approved Stage 2 of the Re-domicile, which was completed on 17 June 2010, and as a result James Hardie Industries SE changed its registered corporate seat to Ireland.

POST FISCAL YEAR EVENTS

On 17 May 2011, James Hardie announced that it had adopted a capital management policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which will likely see the company buy-back or issue shares as the company's needs dictate. In accordance with this policy, James Hardie also announced that it will seek to acquire up to 5% of the company's issued capital via an on-market share buyback during the next 12 months.

FINANCIAL POSITION, OUTLOOK AND FUTURE NEEDS

The financial position, outlook and future needs of the company are set out in Management's Discussion and Analysis, on pages 26–40 of this annual report.

DIVIDENDS

No dividends or distributions were recommended by the Board or paid to shareholders in fiscal year 2011.

DIRECTORS' REPORT
(CONTINUED)

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

Protecting the environment is critical to the way the company does business, and we continue to seek ways to use materials and energy more efficiently and to reduce waste and emissions.

Our operations and properties are subject to extensive federal, state and local environmental protection and health and safety laws, regulations and ordinances in each of the countries we operate. These environmental laws, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes.

Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Our senior management has a portion of their long-term incentive arrangements based on environmental and safety goals in the Scorecard. Further details of the Scorecard are included in the remuneration report on pages 41–62 of this annual report.

Further information about James Hardie's approach to the environment is included in pages 15–16 of this annual report.

CORPORATE GOVERNANCE

Details of JHI SE's corporate governance policies and procedures, including information about the roles, structure, activities and Charters of the Board Committees are set out on pages 63–73 of this report.

COMPANY SECRETARY

The company secretary is Marcin Firek. Mr Firek has been employed by James Hardie since 2006. Mr Firek is a member of the Institute of Chartered Secretaries Australia and has over 14 years experience in legal practice.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The summary of the company's remuneration practices between 1 April 2010 and 31 March 2011 is set out on page 41 within the Remuneration Report in this annual report.

CHANGES IN DIRECTORS' INTERESTS IN JHI SE SECURITIES

Changes in directors' relevant interests in JHI SE securities between 1 April 2010 and 31 March 2011 are set out on page 62, in the Remuneration Report of this annual report.

OPTIONS AND RESTRICTED STOCK UNITS

No options were granted during fiscal year 2011.

The company uses restricted stock units (RSUs) over its CUFS listed on the ASX for its long-term incentive compensation. Details of RSUs granted to the CEO and senior executives during the fiscal year are set out in the Remuneration Report on pages 49 and 50 of this annual report. Details of options exercised and RSUs vested during the fiscal year are set out in Note 16 to the consolidated financial statements, starting on page 99 of this annual report.

Options changes between 31 March 2011 and 15 June 2011 are set out below. Options changes during the period 1 April 2010 to 31 March 2011 are set out in Note 16 to the consolidated financial statements starting on page 99 of this annual report.

Range of exercise prices Prices A$	Number of options outstanding at 31 March 2011	Options cancelled 1 April to 15 June 2011	Options exercised for equal number of shares/CUFS 1 April to 15 June 2011	Number of options outstanding at 15 June 2011
5.06	100,673	–	–	100,673
5.99	1,321,250	–	–	1,321,250
6.30	93,000	–	–	93,000
6.38	2,250,317	–	–	2,250,317
6.45	723,500	–	–	723,500
7.05	1,534,250	–	–	1,534,250
7.83	1,016,000	–	–	1,016,000
8.40	2,402,205	–	–	2,402,205
8.90	1,899,100	–	–	1,899,100
9.50	15,000	–	–	15,000
Total	11,355,295	–	–	11,355,295

RSU changes between 31 March 2011 and the date of this report are set out below.

RSU changes during the period 1 April 2010 to 31 March 2011 are set out in Note 16 to the consolidated financial statements on page 101 of this annual report.

Number of Non-vested RSUs at 31 March 2011	RSUs Cancelled	RSUs Vested	RSUs Granted	Number of outstanding RSUs at 15 June 2011
5,112,095	(167,141)	(925,024)	63,146	**4,083,076**

DIRECTORS' REPORT

(CONTINUED)

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Like most publicly-listed companies, JHI SE provides insurance and indemnities to its directors, officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

The company's Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director, the company secretary or an employee and any other person deemed by the Board to be an agent of the company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties.

The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are or who have been officers or directors of the company or its subsidiaries.

AUDITORS

The external auditor for the company and its subsidiaries is Ernst & Young LLP. The company prepared its annual accounts for fiscal year 2011 in accordance with Irish GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.

NON-AUDIT SERVICES

The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for each individual service, receives prior approval by the Audit Committee. Particulars of non-audit service fees paid to JHI SE's external auditor, Ernst & Young LLP, for fiscal year 2011 are set out in Remuneration Disclosures, on page 105 of this annual report.

The Board is satisfied that the provision of these non-audit services by the auditor during fiscal year 2011 is compatible with the appropriate standards of independence for auditors applicable to the company and its auditors. The Board is satisfied, on the basis of the company's policies for review and pre-approval of all non-audit services and the auditor's statements of their continued independence to the company, that the provision of these non-audit services by the auditor did not compromise their independence. This statement has been made in accordance with advice provided, and a resolution approved, by the Audit Committee.

OTHER DISCLOSURES

Readers are referred to the company's Form 20-F document which is filed with the US SEC annually and the Irish Directors' Report which is filed with the Irish Company Registration Office (CRO) annually, which contain additional disclosures prescribed, respectively, by the SEC and Irish law and accounting standards. The Form 20-F filing and Irish Directors' Report can be accessed through the Investor Relations area of the company's website (www.jameshardie.com), or obtained from the company's Corporate Headquarters in Ireland or Regional Office in Sydney.





Michael Hammes
Chairman

Louis Gries
Chief Executive Officer

29 June 2011

SECTION 2

SECTION 2
GROUP MANAGEMENT TEAM

Our management is overseen by a Group Management Team, whose members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal.

Members of the GMT in fiscal year 2011 were:

Louis Gries BSc, MBA
Chief Executive Officer
Age 57

Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc in December 1993. Mr Gries became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and became CEO in February 2005. Mr Gries was elected to the Company's Managing Board by CUFS holders at the 2005 Annual General Meeting (AGM) and continued as Chairman of the Managing Board until it was dissolved in June 2010.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, in a variety of roles in research, plant quality and production, product and plant management.

He has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University, Long Beach, California, USA.

Russell Chenu BCom, MBA
Chief Financial Officer
Age 61

Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company's Managing Board by CUFS holders at the 2005 AGM, re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010.

Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Robert Cox BA, MA, JD
Chief Legal Officer
Age 57

Robert Cox commenced as James Hardie's General Counsel in January 2008. He joined the Company's Managing Board as Executive Director and as Company Secretary effective 7 May 2008. He was elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010 and as Company Secretary until 29 June 2010. He was appointed Chief Legal Officer on 13 June 2011.

Before joining James Hardie, Mr Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. During his five years with PepsiCo, Mr Cox was responsible for corporate governance and Sarbanes-Oxley/New York Stock Exchange compliance, and managed the corporate law group and the office of Corporate Secretary for the Board of Directors.

His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at their offices in Asia and California, where he led the business and transactions practice group in corporate governance, corporate securities, mergers and acquisitions, financial services, real estate, tax and strategic technology transactions.

Mr Cox has a Juris Doctorate from the University of California, Berkeley, California; a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, DC, specialising in International Economics, European Studies and American Foreign Policy; and a Bachelor of Arts from Wesleyan University in Connecticut.

Mark Fisher BSc, MBA
Executive General Manager – International
Age 40

Mark Fisher joined James Hardie in 1993 as a Production Engineer. Since then, he has worked for the Company as Finishing Manager, Production Manager and Product Manager at various locations; Sales and Marketing Manager; and as General Manager of our Europe Fibre Cement business. Mr Fisher was appointed Vice President – Specialty Products in November 2004, then Vice President – Research & Development in December 2005. In February 2008, his role was expanded to cover Engineering & Process Development.

In January 2010, he was appointed Executive General Manager – International, responsible for research and development, engineering, manufacturing logistics and product management, as well as the Company's non-US businesses.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.

Sean O'Sullivan BA, MBA
Vice President – Investor & Media Relations
Age 46

Sean O'Sullivan joined James Hardie as Vice President – Investor & Media Relations in December 2008. For the eight years prior to joining James Hardie, Mr O'Sullivan was Head of Investor Relations at St. George Bank, where he established and led the investor relations function.


Louis Gries


Russell Chenu


Robert Cox


Mark Fisher


Sean O'Sullivan


Nigel Rigby

Mr O'Sullivan's background includes thirteen years as a fund manager for GIO Asset Management, responsible for domestic and global investments. During this period, he spent time on secondment with McKinsey and Co, completing a major study into the Australian financial services industry. Mr O'Sullivan's final position at GIO was General Manager of Diversified Investments where his responsibilities included determining the asset allocation for over A$10 billion in funds under management. After leaving the GIO, Mr O'Sullivan worked for Westpac Banking Corporation in funds management sales.

He has a Bachelor of Arts in Economics from Sydney University and an MBA from Macquarie Graduate School of Management.

Nigel Rigby
Executive General Manager – USA
Age 44

Nigel Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with the Company. In November 2004, Mr Rigby was appointed Vice President – Emerging Markets and in 2006 he was named Vice President – General Manager Northern Division. In November 2008, he became Vice President – General Manager of the Company's newly-formed US Eastern Division, responsible for the former Northern and Southern Division markets and plants.

In January 2010, he was appointed Executive General Manager – USA, responsible for the US business.

Before joining us, Mr Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.

None of the persons above has any familial relationship with each other or with the Board of Directors listed below. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a member of senior management.

BOARD OF DIRECTORS

James Hardie's directors have widespread experience, spanning general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie's growth.

Michael Hammes BS, MBA
Age 69

Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee. Mr Hammes was also a member of the Re-domicile Due Diligence Committee.

Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).

Directorships of listed companies in the past five years: Current – Lead Director of Navistar International Corporation (since 1996) and DynaVox Mayer-Johnson (listed in April 2010).

Other: Resident of the United States.

Last elected: August 2009

Donald McGauchie AO
Age 61

Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007 and Deputy Chairman in April 2007. He is a member of the Board, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.

Directorships of listed companies in the past five years: Current – Chairman (since August 2010) and Director (since May 2010) of Australian Agricultural Company Limited; Chairman (since July 2010) and Director (since 2003) of Nufarm Limited; Director of GrainCorp Limited (since 2009). Former – Chairman of Telstra Corporation Limited (2004-2009).

Other: Chairman Australian Wool Testing Authority (since 2005) and Director since 1999; Former Director of The Reserve Bank of Australia (2001-2011); resident of Australia.

Last elected: August 2010

Brian Anderson BS, MBA, CPA
Age 61

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie in December 2006. He is a member of the Board, Chairman of the Audit Committee and a member of the Remuneration Committee. Mr Anderson was also Chairman of the Re-domicile Due Diligence Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Chairman (since April 2010) and Director (since 2005) of A.M. Castle & Co.; Director of Pulte Homes Corporation (since September 2005); Director (since 1999) and Lead Director (since April 2011) of W.W. Grainger, Inc.

Other: Resident of the United States.

Last elected: August 2009

David Dilger CBE, BA, FCA
Age 54

David Dilger was appointed as an independent Non-Executive Director of James Hardie in September 2009. He is a member of the Board, the Audit Committee and the Remuneration Committee.

Experience: Mr Dilger has substantial experience in multinational manufacturing operations and a strong finance background. He has held a number of senior executive positions, including CEO of Greencore Group plc (1995-2008), CEO of Food Industries plc (1988-1991) and CFO of Woodchester Investments (1984-1988).

Directorships of listed companies in the past five years: Non-executive director of The Bank of Ireland plc (2003-2009) serving as Senior Independent Director (2007-2009).

Other: Former Chairman of Dublin Airport Authority plc (2009-2011); resident of Ireland.

Last elected: August 2010

David Harrison BA, MBA, CMA
Age 64

David Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is a member of the Board, Chairman of the Remuneration Committee and a member of the Audit Committee.


Michael Hammes


Donald McGauchie


Brian Anderson


David Dilger


David Harrison

Experience: Mr Harrison is an experienced company director with a finance background, having served in corporate finance roles, international operations and information technology during 22 years with Borg Warner/ General Electric Co. His previous experience includes ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer (1994-1996 and 2000-2007) and Vice President and Chief Financial Officer roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Director National Oilwell Varco (since 2003); Director Navistar International Corporation (since 2007).

Other: Resident of the United States.

Last elected: August 2010

James Osborne BA Hons, LLB
Age 62

James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Board and the Nominating and Governance Committee. Mr Osborne was also a member of the Re-domicile Due Diligence Committee.

Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international businesses operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, including as managing partner (1982-1994) and opening the firm's New York office in 1979. Mr Osborne contributed to the listing of Ryanair in London, New York and Dublin and has served on its Board since 1996.

Directorships of listed companies in the past five years: Current – Director, Ryanair Holdings plc (since 1996); Former – Chairman, Newcourt Group plc (2004-2009).

Other: Chairman, Eason & Son Ltd (since August 2010), Chairman, Centric Health (since March 2011); resident of Ireland.

Last elected: August 2009

Rudy van der Meer M.Ch.Eng
Age 66

Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a member of the Board and the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced former executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO – Coatings (2000-2005), CEO – Chemicals (1993-2000), and member of the five person Executive Board (1993-2005).

Directorships of listed companies in the past five years: Current – Chairman of the Supervisory Board of Imtech N.V. (since 2005); Director LyondellBasell Industries NV (since August 2010); Former – Member of the Supervisory Board of Hagemeyer N.V. (2006-2008).

Other: Chairman of the Board of Energie Beheer Nederland B.V. (since 2006); Chairman of the Supervisory Board of Univé-VGZ-IZA-Trias (UVIT) Health Insurance (since May 2011); resident of The Netherlands.

Last elected: August 2009

Our CEO, Louis Gries, is an Executive Director on the company's Board. Mr Gries' biographical details appear in the Group Management Team section.

None of the persons above has any familial relationship with each other or with the Group Management Team. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director.


James Osborne


Rudy van der Meer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and Notes to consolidated financial statements in this annual report.

OVERVIEW

We intend this discussion to provide information that will assist in understanding our 31 March 2011 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting estimates and how these estimates affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.

Our consolidated financial statements are prepared in accordance with US GAAP. Our discussion in this section includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor's overall understanding of our financial performance by being more reflective of our core operational activities and to be more comparable with our financial results over various periods. In addition, we use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures include:

- Operating income excluding asbestos and ASIC expenses
- Effective tax rate excluding asbestos and tax adjustments
- Net income excluding asbestos, ASIC expenses and tax adjustments

We have reconciled these non-GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2011 and 2010 in the "Definitions" section below at the end of our "Results of Operations" discussion. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies' financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Our pre-tax results for fiscal years 2011 and 2010 were affected by unfavourable asbestos adjustments of US$85.8 million and US$224.2 million, respectively; Asbestos Injuries Compensation Fund (which we refer to as AICF) SG&A expenses of US$2.2 million and US$2.1 million, respectively; and ASIC related (recoveries) expenses of US$(8.7) million and US$3.4 million, respectively. Information regarding our asbestos-related matters and ASIC matters can be found in this discussion and Notes 11 and 13 in our consolidated financial statements.

The Company and the Building Product Markets

Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage.

Our fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.

Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2011, resulting in weaker residential construction activity, particularly in the United States and New Zealand.

Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to a slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Fiscal Year 2011 Key Results

Total net sales increased 4% to US$1,167.0 million in fiscal year 2011. We recorded an operating income of US$104.7 million in fiscal year 2011 compared to an operating loss of US$21.0 million in fiscal year 2010. The operating income (loss) in fiscal years 2011 and 2010 was adversely affected by unfavourable asbestos adjustments of US$85.8 million and US$224.2 million, respectively. Operating profit excluding asbestos and ASIC expenses decreased 12% to US$184.0 million in fiscal year 2011 from US$208.7 million in fiscal year 2010.

Net income excluding asbestos, ASIC expenses and tax adjustments decreased 12% to US$116.7 million in fiscal year 2011 from US$133.0 million in fiscal year 2010. Including asbestos, ASIC expenses and tax adjustments, net income moved from a loss of US$84.9 million to a loss of US$347.0 million. In fiscal year 2011, tax adjustments include a charge of US$345.2 million related to the dismissal of RCI Pty Ltd's (which we refer to as RCI) appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also included in tax adjustments for fiscal year 2011 was a charge of US$32.6 million related to our corporate structure simplification announced on 17 May 2011.

Our largest market is North America. During fiscal year 2011, USA and Europe Fibre Cement net sales contributed approximately 70% of total net sales, and its operating income was the primary contributor to the total Company results. Net sales for our USA and Europe Fibre Cement business decreased 2% due to lower sales volume, partially offset by a higher average net sales price.

Operating income for our USA and Europe Fibre Cement segment decreased 23% in fiscal year 2011 from fiscal year 2010 primarily due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expense.

During fiscal year 2011, Asia Pacific net sales contributed approximately 30% of total net sales. Net sales increased 19% due to favourable currency exchange rates movements in the Asia Pacific business' currencies compared to the US dollar and an increase in sales volume and average net sales price.

We do not believe that general inflation has had a significant impact on our results of operations for the fiscal years ended 31 March 2011, 2010 and 2009.

CRITICAL ACCOUNTING ESTIMATES

The accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Accounting for Contingencies

We account for loss contingencies arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements.

Accounting for the AFFA

Prior to 31 March 2007, our consolidated financial statements included an asbestos provision based on the Original Final Funding Agreement governing our anticipated future payments to the AICF as announced on 1 December 2005 (which we refer to as the Original FFA).

In February 2007, the AFFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former subsidiaries of the James Hardie Group, including ABN 60, Amaca and Amaba are found liable.

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the best estimate for recording the asbestos liability in the Company's financial statements. The asbestos liability includes these cash flows as undiscounted and uninflated, on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

In estimating the potential financial exposure, KPMG Actuarial has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.

An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition.

Sales Rebates and Discounts

We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

We evaluate the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales.

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires

MANAGEMENT'S DISCUSSION AND ANALYSIS

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management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

Accrued Warranty Reserve

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain of our fibre cement siding products in the United States. Because our fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.

Accounting for Income Tax

We recognise deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realise. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2011. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognised in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.

RESULTS OF OPERATIONS

Year Ended 31 March 2011 Compared to Year Ended 31 March 2010

The following table shows our selected financial and operating data for continuing operations for fiscal years 2011 and 2010, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March		
	2011	2010	Favourable (Unfavourable) Change
Net sales:			
USA and Europe Fibre Cement	**$ 814.0**	$ 828.1	(2)%
Asia Pacific Fibre Cement	**353.0**	296.5	19
Total net sales	**1,167.0**	1,124.6	4
Cost of goods sold	**(775.1)**	(708.5)	(9)
Gross profit	**391.9**	416.1	(6)
Selling, general and administrative expenses	**(173.4)**	(185.8)	7
Research and development expenses	**(28.0)**	(27.1)	(3)
Asbestos adjustments	**(85.8)**	(224.2)	62
Operating income (loss)	**104.7**	(21.0)	–
Net interest expense	**(4.4)**	(4.0)	(10)
Other (expense) income	**(3.7)**	6.3	–
Income (loss) before income taxes	**96.6**	(18.7)	–
Income tax expense	**(443.6)**	(66.2)	–
Net loss	**$ (347.0)**	$ (84.9)	–
Volume (mmsf):			
USA and Europe Fibre Cement	**1,248.0**	1,303.7	(4)
Asia Pacific Fibre Cement	**407.8**	389.6	5
Average net sale price per unit (per msf):			
USA and Europe Fibre Cement	**US$ 652**	US$ 635	3
Asia Pacific Fibre Cement	**A$ 916**	A$ 894	2%

Total Net Sales. Total net sales increased 4% from US$1,124.6 million in fiscal year 2010 to US$1,167.0 million in fiscal year 2011. Net sales in fiscal year 2011 was favourably impacted by an increase in the average net sales price and an appreciation of the Asia Pacific currencies against the US dollar.

USA and Europe Fibre Cement Net Sales. Net sales decreased 2% from US$828.1 million in fiscal year 2010 to US$814.0 million in fiscal year 2011 due to lower sales volume, partially offset by a higher average net sales price.

Sales volume decreased 4% from 1,303.7 million square feet in fiscal year 2010 to 1,248.0 million square feet in fiscal year 2011, primarily due to weaker demand for our products in the US caused by the prolonged weakness in housing construction activity. The average net sales price increased 3% from US$635 per thousand square feet in fiscal year 2010 to US$652 per thousand square feet in fiscal year 2011 as a result of a price increase and a favourable shift in product mix.

USA and Europe Fibre Cement fiscal year 2011 operating income was 23% below prior year due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses. USA and Europe Fibre Cement operating income was favourably impacted by the European business, which delivered a strong result as both sales volume and average net sales price increased in fiscal year 2011 compared to fiscal year 2010.

According to the US Census Bureau, single family housing starts, which are a key driver of our performance, were 446,400 in fiscal year 2011, 7.3% below fiscal year 2010.

For fiscal year 2011, the average Northern Bleached Softwood Kraft (NBSK) pulp price was US$978 per ton, up 30.4% compared to US$750 per ton for fiscal year 2010. Input costs are expected to remain high with NBSK pulp prices forecast to remain at or above US$1,000 per ton. In April 2011, the average NBSK pulp price rose to US$1,020 per ton from US$990 per ton in March 2011.

Similarly, freight costs in the US were higher for fiscal year 2011 compared to fiscal year 2010 with the majority of the increase impacting the fourth quarter result. Freight costs rose due to higher truck rates

MANAGEMENT'S DISCUSSION AND ANALYSIS

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attributed to flatbed truck supply constraints (as the broader US economy recovers), higher fuel costs and product mix shifts.

Notwithstanding improved affordability, increasing levels of household formation and falling inventories of new and existing houses for sale, a recovery in the sector continues to be inhibited by a combination of factors such as relatively low levels of consumer confidence, limited access to credit for prospective home buyers, falling housing values and the continued supply of foreclosed properties.

Asia Pacific Fibre Cement Net Sales. Net sales increased 19% from US$296.5 million in fiscal year 2010 to US$353.0 million in fiscal year 2011. The higher value of the Asia Pacific business' currencies against the US dollar accounted for 12% of this increase. The underlying Australian dollar business results accounted for the remaining 7% increase, as both sales volume and average net sales price increased.

Asia Pacific Fibre Cement sales volume was up 5% in fiscal year 2011 compared to fiscal year 2010 as a strong sales effort across the region and particularly in Australia delivered improved results. When combined with the sustained growth in primary demand for fibre cement and market share gains, these factors helped to offset a moderation in market conditions in the second half of fiscal year 2011.

In Australia, increases in mortgage interest rates, along with wet weather along the eastern seaboard and the end of the government social housing construction initiative, had a dampening effect upon the Australian residential housing construction market in the fourth quarter. According to the Australian Bureau of Statistics (ABS), total dwellings approved increased 3% compared to fiscal year 2010, with detached houses down 10%.

In Australia, the Scyon™ branded product range continued to build momentum over the course of fiscal year 2011. In New Zealand, the business faced continued challenges as business and consumer confidence fell during fiscal year 2011 and subsequently the construction of residential houses fell to historically low levels. The business has also had to contend with increased competition from imported products. In the Philippines, sales volume decreased slightly in fiscal year 2011 compared to fiscal year 2010. Improved sales of differentiated products and relatively strong underlying market conditions during fiscal year 2011 were partially offset by a mechanical failure during the second quarter.

Gross Profit. Gross profit decreased 6% from US$416.1 million in fiscal year 2010 to US$391.9 million in fiscal year 2011. The gross profit margin decreased 3.4 percentage points from 37.0% in fiscal year 2010 to 33.6% in fiscal year 2011.

USA and Europe Fibre Cement gross profit decreased 16% compared to fiscal year 2010, of which 9% was due to an increase in input costs (primarily pulp and freight), 6% due to lower sales volume and 6% due to unfavourable cost absorption and higher labour cost per unit manufactured driven primarily by lower production volume, partially offset by a 5% benefit from an increase in average net sales price. The gross profit margin of the USA and Europe Fibre Cement business decreased by 5.6 percentage points.

Asia Pacific Fibre Cement gross profit increased 30% compared to fiscal year 2010, of which 13% resulted from favourable currency exchange rate movements in the Asia Pacific business' currencies compared to the US dollar. In Australian dollars, gross profit increased 17%, of which 9% was due to an increase in average net sales price, 5% due to higher sales volume, 4% due to improved manufacturing performance and 3% due to lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume, partially offset by a 3% detriment due to increased pulp costs and 1% detriment due to a mechanical failure in the Philippines facility that occurred during the second quarter of fiscal year 2011. The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.8 percentage points.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased 7%, from US$185.8 million in fiscal year 2010 to US$173.4 million in fiscal year 2011. The decrease was primarily due to recoveries from third parties of US$10.3 million related to the costs of bringing and defending appeals for certain of the ten former officers and directors involved in the ASIC proceedings, partially offset by higher SG&A expenses in the Asia Pacific Fibre Cement segment. As a percentage of sales, SG&A expenses declined 1.6 percentage points to 14.9%. Further information on general corporate costs is included below.

ASIC Proceedings

For the year ended 31 March 2011, we incurred legal costs related to the ASIC proceedings of US$1.6 million. Our cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2011 have totalled US$14.4 million.

During the second quarter of fiscal year 2011, we entered into agreements with third parties and subsequently received payment for US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. This resulted in a net benefit of US$8.7 million in fiscal year 2011, compared to an expense of US$3.4 million in fiscal year 2010. ASIC recoveries are included as a component of SG&A expense for the year ended 31 March 2011.

See Note 13 to our consolidated financial statements for further information on the ASIC Proceedings.

Research and Development Expenses. Research and development expenses include costs associated with "core" research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 8% higher for fiscal year 2011 at US$16.9 million compared to fiscal year 2010.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 3% lower for the fiscal year 2011 at US$11.1 million compared to fiscal year 2010.

Asbestos Adjustments. The Company's asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the Company's security holders in February 2007.

The discounted central estimate of the asbestos liability has decreased from A$1.537 billion at 31 March 2010 to A$1.478 billion at 31 March 2011. The reduction in the discounted central estimate of A$59 million is primarily due to a reduction in the projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in our Consolidated Balance Sheets in US dollars is subject to adjustment, with a corresponding effect on our Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For fiscal year 2011, the Australian dollar appreciated against the US dollar by 13%, compared to a 33% appreciation in fiscal year 2010.

The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011. The asbestos adjustments for the fiscal years ended 31 March 2011 and 2010 are as follows:

(Millions of US dollars)	Fiscal Years Ended 31 March 2011	2010
Change in estimates	**$ 21.5**	$ (3.3)
Effect of foreign exchange movements	**(107.3)**	(220.9)
Asbestos adjustments	**$ (85.8)**	$ (224.2)

Claims Data

The number of new claims filed in fiscal year 2011 of 494 is lower than new claims of 535 reported for fiscal year 2010, and below actuarial expectations for the fiscal year 2011.

The number of settled claims in fiscal year 2011 of 459 is lower than claims settled of 540 for the fiscal year 2010.

The average claim settlement of A$204,000 for fiscal year 2011 is A$13,000 higher than fiscal year 2010 but below the actuarial expectations for fiscal year 2011.

Asbestos claims paid of A$100.6 million for fiscal year 2011 were lower than the actuarial expectation of A$117.0 million. The lower-than-expected expenditure was due to lower settlement activity and lower-than-expected claim settlement sizes.

All figures provided in this Claims Data section are gross of insurance and other recoveries. See Note 11 to our consolidated financial statements for further information on asbestos adjustments.

Operating Income (Loss). Operating income moved from a loss of US$21.0 million in fiscal year 2010 to income of US$104.7 million in fiscal year 2011. Fiscal year 2011 operating income includes net unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit related to the ASIC proceedings of US$8.7 million. In fiscal year 2010, operating loss included net unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expense of US$2.1 million and ASIC expenses of US$3.4 million.

USA and Europe Fibre Cement operating income fell 23% from US$208.5 million in fiscal year 2010 to US$160.3 million in fiscal year 2011. The decrease was primarily due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses. The USA and Europe Fibre Cement operating income margin was 5.5 percentage points lower at 19.7%.

Asia Pacific Fibre Cement operating income increased 35% from US$58.7 million in fiscal year 2010 to US$79.4 million in fiscal year 2011, of which 13% was attributed to appreciation of the Asia Pacific business' currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement operating income increased 22% primarily due to an increase in average net sales price, higher sales volume, lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume and improved manufacturing performance, partially offset by higher input costs (primarily pulp) and a mechanical failure in the Philippines facility that temporarily halted production during the second quarter of fiscal year 2011. The Asia Pacific Fibre Cement operating income margin was 2.7 percentage points higher at 22.5%.

General Corporate Costs. General corporate costs decreased 37% from US$42.9 million in fiscal year 2010 to US$26.9 million in fiscal year 2011. General corporate costs in fiscal year 2011 have been materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses.

ASIC expenses moved from an expense of US$3.4 million in fiscal year 2010 to a benefit of US$8.7 million in fiscal year 2011.

General corporate costs excluding ASIC expenses and domicile change related costs for fiscal year 2011 increased from US$30.4 million in fiscal year 2010 to US$33.8 million in fiscal year 2011 primarily due to a US$7.6 million non-recurring write-back of a legal provision recognised in fiscal year 2010.

Net Interest Expense. Net interest expense increased from US$4.0 million in fiscal year 2010 to US$4.4 million in fiscal year 2011. Net interest expense in fiscal year 2011 includes a realised loss of US$3.9 million on interest rate swaps and interest and borrowing costs relating to our external credit facilities of US$5.0 million, partially offset by AICF interest income of US$4.3 million. Net interest expense for fiscal year 2010 includes a realised loss on interest rate swaps of US$2.5 million and interest and borrowing costs relating to our external credit facilities of US$2.2 million, partially offset by AICF interest income of US$3.3 million.

Other (expense) income. Other expense moved from income of US$6.3 million in fiscal year 2010 to an expense of US$3.7 million in fiscal year 2011. This movement is primarily due to an unrealised loss resulting from a change in the fair value of interest rate swap contracts of US$3.8 million in fiscal year 2011, compared to an unrealised loss of US$0.4 million in fiscal year 2010. In addition, a realised gain of US$6.7 million was recognised in fiscal year 2010, which resulted from the sale of restricted short-term investments held by AICF that did not recur in fiscal year 2011.

Income tax. Income tax expense increased from US$66.2 million in fiscal year 2010 to US$443.6 million in fiscal year 2011, as further explained below. Our effective tax rate on earnings excluding asbestos and tax adjustments was 31.1% in fiscal year 2011, compared to 34.4% in fiscal year 2010. The change in effective tax rate excluding asbestos and tax adjustments compared to fiscal year 2010 is attributable to changes in the geographic mix of earnings and expenses, and reductions in non-tax deductible expenses.

We recorded unfavourable tax adjustments of US$380.7 million in fiscal year 2011 compared to favourable tax adjustments of US$2.9 million in fiscal year 2010. The tax adjustments in fiscal year 2011 reflect a US$32.6 million tax charge arising from our corporate structure simplification and a non-cash expense of US$345.2 million following the dismissal of RCI's appeal of the 1999 disputed amended tax assessment.

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court's judgment. RCI's appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.

With effect from 1 September 2010, we have expensed payments of GIC to the ATO until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid. See Note 14 to our consolidated financial statements for further information on the ATO Amended Assessment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

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Net Loss. Net loss for fiscal year 2011 was US$347.0 million, compared to US$84.9 million for fiscal year 2010. Net income excluding asbestos, ASIC expenses and tax adjustments decreased 12% from US$133.0 million in fiscal year 2010 to US$116.7 million in fiscal year 2011.

Year Ended 31 March 2010 Compared to Year Ended 31 March 2009

The following table shows our selected financial and operating data for continuing operations for fiscal years 2010 and 2009, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March		
	2010	2009	Favourable (Unfavourable) Change
Net sales:			
USA and Europe Fibre Cement	**$ 828.1**	$ 929.3	(11)%
Asia Pacific Fibre Cement	**296.5**	273.3	9
Total net sales	**1,124.6**	1,202.6	(6)
Cost of goods sold	**(708.5)**	(813.8)	13
Gross profit	**416.1**	388.8	7
Selling, general and administrative expenses	**(185.8)**	(208.8)	11
Research and development expenses	**(27.1)**	(23.8)	(14)
Asbestos adjustments	**(224.2)**	17.4	–
Operating (loss) income	**(21.0)**	173.6	–
Net interest expense	**(4.0)**	(3.0)	(33)
Other income (expense)	**6.3**	(14.8)	–
(Loss) income before income taxes	**(18.7)**	155.8	–
Income tax expense	**(66.2)**	(19.5)	–
Net (loss) income	**$ (84.9)**	$ 136.3	–
Volume (mmsf):			
USA and Europe Fibre Cement	**1,303.7**	1,526.6	(15)
Asia Pacific Fibre Cement	**389.6**	390.6	–
Average net sale price per unit (per msf):			
USA and Europe Fibre Cement	**US$ 635**	US$ 609	4
Asia Pacific Fibre Cement	**A$ 894**	A$ 879	2%

Total Net Sales. Total net sales decreased 6% from US$1,202.6 million in fiscal year 2009 to US$1,124.6 million in fiscal year 2010 reflecting the ongoing decline in US housing activity.

USA and Europe Fibre Cement Net Sales. Net sales decreased 11% from US$929.3 million in fiscal year 2009 to US$828.1 million in fiscal year 2010 due to lower sales volume, partially offset by a higher average net sales price.

Sales volume decreased 15% from 1,526.6 million square feet in fiscal year 2009 to 1,303.7 million square feet in fiscal year 2010, primarily due to weaker demand for our products in the United States as a result of the downturn in activity in the US housing construction and renovations market amid overall weak economic conditions. Although housing affordability has improved, the reduced availability of mortgage credit for prospective home buyers, the large inventory of homes for sale and relatively low consumer confidence continued to negatively affect demand.

The average net sales price increased 4% from US$609 per msf in fiscal year 2009 to US$635 per msf in fiscal year 2010 as a result of a price increase early in fiscal year 2010 and a favourable shift in product mix.

According to the US Census Bureau, annualised seasonally-adjusted single family housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualised starts.

For the full year ended 31 March 2010, the NBSK pulp price was US$761 per ton, 7% down compared to US$814 per ton for the prior year; however during the course of the year, key raw material and energy costs increased. The average pulp price in the fourth quarter was 24% higher than in the fourth quarter of fiscal year 2009, and 9% higher than in the third quarter of fiscal year 2010 as a result of continued strong demand, especially from China, and the effects on supply of the Chilean earthquake in February 2010.

Although production capacity has been re-commissioned as the NBSK pulp price index has risen, the price of pulp is expected to remain high in the immediate to medium term. In April 2010, the average NBSK pulp price rose to US$939 per ton.

Similarly, freight costs were lower for fiscal year 2010, compared to fiscal year 2009. However, freight costs rose in the fourth quarter of fiscal year 2010, compared to the third quarter of fiscal year 2010 and the fourth quarter of fiscal year 2009, in response to significantly higher diesel prices amid emerging signs of a recovery in the United States economy.

Over the full year, the ColorPlus® product range continued to increase its penetration rate.

The Company's strategy remains unchanged, with the focus continuing to be on primary demand growth, product mix shift and zero to landfill.

Asia Pacific Fibre Cement Net Sales. Net sales from Asia Pacific Fibre Cement increased 9% from US$273.3 million in fiscal year 2009 to US$296.5 million in fiscal year 2010. The higher value of the Asia Pacific business' currencies against the US dollar accounted for 7% of the increase, while the remaining 2% of the increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 2% due to an increase in average net sales price.

ABS reported a 16% increase in housing approvals in fiscal year 2010 compared to the fiscal year 2009.

Asia Pacific sales volume was stable as increasing volume in Australia and the Philippines was offset by an 11% decrease in New Zealand volume, due to a weaker domestic market in fiscal year 2010, compared to fiscal year 2009.

In Australia, the Scyon™ branded product range continued to build momentum over the course of the fiscal year. In New Zealand, sales of differentiated products also grew in fiscal year 2010. Similarly, in the Philippines, sales of differentiated products, primarily thicker board, increased over the full year.

Appreciating local currencies resulted in a 5% decrease in raw material costs measured in Australian dollar terms for the Asia Pacific business compared to fiscal year 2009. The vast majority of this saving relates to pulp which is traded in US dollars.

Gross Profit. Gross profit increased 7% from US$388.8 million in fiscal year 2009 to US$416.1 million in fiscal year 2010. The gross profit margin increased 4.7 percentage points from 32.3% in fiscal year 2009 to 37.0% in fiscal year 2010.

USA and Europe Fibre Cement gross profit increased 5% in fiscal year 2010 compared to fiscal year 2009. Gross profit benefited 11% as a result of higher average net sales price and 12% from a reduction of input costs, primarily pulp, energy and freight and lower warranty expenses. The benefits were partially offset by a 19% detriment due to lower sales volume and a resulting increase in the fixed unit cost of manufacturing, as fixed costs were spread over a lower production volume. The gross profit margin of the USA and Europe Fibre Cement business increased by 5.9 percentage points.

Asia Pacific Fibre Cement gross profit increased 16% in fiscal year 2010 compared to fiscal year 2009. The higher value of Asia Pacific business' currencies against the US dollar accounted for 8% of the increase. In Australian dollars, Asia Pacific Fibre Cement gross profit benefited 6% as a result of a favourable price movement, including product mix shift. In addition, gross profit benefited 5% from reduced manufacturing costs and decreased raw material input costs as appreciating local currencies more than offset increasing costs of raw materials that are traded in US dollars. These benefits were offset by higher warranty expenses. The gross profit margin of the Asia Pacific Fibre Cement business increased by 1.9 percentage points.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased 11% from US$208.8 million in fiscal year 2009 to US$185.8 million in fiscal year 2010. The decrease was primarily due to a favourable US$7.6 million adjustment to a legal provision following settlement of a contractual warranty and lower general corporate costs, partially offset by higher SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments. As a percentage of sales, SG&A expenses declined 0.9 of a percentage point to 16.5% in fiscal year 2010. For fiscal year 2010, SG&A expenses included non-claims handling related operating expenses of the AICF of US$2.1 million.

ASIC Proceedings

For the year ended 31 March 2010, we incurred legal costs related to the ASIC proceedings and appeals, noted as ASIC expenses, of US$3.4 million. These costs were substantially lower compared to fiscal year 2009, when we incurred ASIC expenses of US$14.0 million. ASIC expenses are included in SG&A expenses.

Our net costs in relation to the ASIC proceedings from their commencement in February 2007 and the appeals to 31 March 2010 total US$23.1 million.

See Note 13 to our consolidated financial statements for more information.

Chile Litigation

On 31 December 2009, we entered into a settlement agreement with El Volcan resolving all outstanding issues between us relating to the sale of FC Volcan to El Volcan in July 2005. Under the settlement agreement, we will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel.

El Volcan will now be responsible for its own defense of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify us against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts we owed under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in general corporate costs for the year ended 31 March 2010.

We denied and continue to deny the allegations of predatory pricing in Chile.

Research and Development Expenses. Research and development expenses include costs associated with "core" research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 9% higher for fiscal year 2010 at US$15.7 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 24% higher for fiscal year 2010 at US$11.4 million compared to fiscal year 2009.

Asbestos Adjustments. The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the NSW Government in November 2006 and approved by our security holders in February 2007.

The discounted central estimate of the asbestos liability has decreased from A$1.782 billion at 31 March 2009 to A$1.537 billion at 31 March 2010. The reduction in the discounted central estimate of A$245 million is primarily due to increases in yields on Government Bonds, which are used for discounting the future cash flows; and a reduction in the

MANAGEMENT'S DISCUSSION AND ANALYSIS

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projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in our consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on our consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For fiscal year 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in fiscal year 2009. We receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010. The asbestos adjustments for the fiscal years ended 31 March 2011 and 2010 are as follows:

(Millions of US dollars)	Fiscal Years Ended 31 March **2010**	2009
Change in estimates	**$ (3.3)**	$ (162.3)
Effect of foreign exchange movements	**(220.9)**	179.7
Asbestos adjustments	**$ (224.2)**	$ 17.4

Claims Data

The number of new claims filed in fiscal year 2010 of 535 is lower than new claims of 607 reported for fiscal year 2009 and also slightly below actuarial expectations for fiscal year 2010.

The number of claims settled of 540 for fiscal year 2010 is lower than claims settled of 596 for fiscal year 2009.

The average claim settlement of A$191,000 for fiscal year 2010 is in line with fiscal year 2009 and slightly below the actuarial expectations for fiscal year 2010.

Asbestos claims paid of A$103.2 million for fiscal year 2010 were lower than the actuarial expectation of A$114.2 million for fiscal year 2010.

As of 31 March 2010, the AICF had cash and investment assets of A$63.1 million (US$57.8 million). We will make a contribution of approximately US$63.7 million to the AICF on 1 July 2010. This amount represents 35% of the Company's free cash flow for fiscal year 2010, as defined by the AFFA.

All figures provided in this claims data section are gross of insurance and other recoveries. See Note 11 to our consolidated financial statements for further information on asbestos adjustments.

Operating Income (Loss). Operating income moved from US$173.6 million in fiscal year 2009 to a loss of US$21.0 million for fiscal year 2010. The loss for fiscal year 2010 includes net unfavourable asbestos adjustments of US$224.2 million (due primarily to the appreciation of the Australian dollar against the US dollar during the period), AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.

In fiscal year 2009, operating income included net favourable asbestos adjustments of US$17.4 million (attributable to depreciation of the Australian dollar against the US dollar during the period, partially offset by a change in the actuarial estimate), AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million.

Excluding asbestos and ASIC expenses, operating income increased from US$170.9 million in fiscal year 2009 to US$208.7 million in fiscal year 2010.

USA and Europe Fibre Cement operating income increased by 5% from US$199.3 million in fiscal year 2009 to US$208.5 million in fiscal year 2010. The improvement was driven by lower material input costs (primarily pulp, energy and freight), higher average net sales price and improved plant performance which contributed to lower average unit manufacturing costs. These benefits were partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume. The USA and Europe Fibre Cement operating income margin was 3.8 percentage points higher at 25.2%.

Asia Pacific Fibre Cement operating income increased 25% from US$47.1 million in fiscal year 2009 to US$58.7 million in fiscal year 2010. Favourable currency exchange rate movements in the Asia Pacific business' currencies compared to the US dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fibre Cement operating profit for the full year increased 14% due to strong primary demand growth offsetting weakened local markets, an increase in average net sales price, and favourable product mix shift, together with lower raw materials costs and reduced manufacturing costs. These benefits were partially offset by an increase in warranty expenses. The operating profit margin was 2.6 percentage points higher at 19.8%.

General Corporate Costs. General corporate costs decreased US$27.7 million from US$70.6 million in fiscal year 2009 to US$42.9 million in fiscal year 2010. We incurred costs associated with our Re-domicile of US$9.1 million in fiscal year 2010, compared to US$10.3 million in fiscal year 2009. ASIC expenses decreased from US$14.0 million in fiscal year 2009 to US$3.4 million in fiscal year 2010.

General corporate costs excluding ASIC expenses and domicile change related costs for fiscal year 2010 decreased from US$46.3 million in fiscal year 2009 to US$30.4 million in fiscal year 2010. The reduction was due to a US$7.6 million reversal of a legal provision and reductions in other general corporate costs.

Net Interest Expense. Net interest expense increased from US$3.0 million in fiscal year 2009 to US$4.0 million in fiscal year 2010. Net interest expense for fiscal year 2010 included AICF interest income of US$3.3 million and a realised loss of US$2.5 million on interest rate swap contracts. Net interest expense for the fiscal year 2009 included AICF interest income of US$6.4 million and nil related to interest rate swap contracts.

Other Income (Expense). Other income moved from an expense of US$14.8 million in fiscal year 2009 to income of US$6.3 million in fiscal year 2010. The turnaround resulted from an other-than-temporary impairment charge of US$14.8 million recognised at 31 March 2009 on restricted short-term investments held by the AICF. Other income for the full year also benefited from a US$6.7 million (A$7.9 million) realised gain arising from the sale of restricted short-term investments held by the AICF, partially offset by an unrealised loss of US$0.4 million resulting from movements in the fair value of interest rate swap contracts.

Income Tax. Income tax expense increased from US$19.5 million in fiscal year 2009 to US$66.2 million in fiscal year 2010. Our effective tax rate on earnings excluding asbestos and tax adjustments was 34.4% in fiscal year 2010, compared to 41.4% for fiscal year 2009. The change in effective tax rate excluding asbestos and tax adjustments is attributable to changes in the geographic mix of earnings and expenses, reductions in non-tax deductible expenses and the reversal of a non-taxable legal provision in operating profit.

We recorded favourable tax adjustments of US$2.9 million in fiscal year 2010 compared to unfavourable tax adjustments of US$7.2 million in fiscal year 2009. The tax adjustments in fiscal years 2010 and 2009 relate to uncertain tax positions.

Net Income (Loss). Net loss moved from income of US$136.3 million in fiscal year 2009 to a loss of US$84.9 million in fiscal year 2010. Net income excluding asbestos, ASIC expenses and tax adjustments increased from US$100.5 million in fiscal year 2009 to US$133.0 million in fiscal year 2010.

Fiscal year 2010 includes a legal provision reversal of US$7.6 million. See Note 13 to our consolidated financial statements for further information on the legal provision reversal.

DEFINITIONS

Financial Measures – Australian equivalent terminology

Operating income and Operating income margin – is equivalent to EBIT and EBIT margin

Income before income taxes – is equivalent to operating profit

Net income – is equivalent to net operating profit

Non-GAAP Financial Information Derived from GAAP Measures

The following tables set forth the reconciliation of our non-GAAP financial measures included in our discussion above to the most directly comparable GAAP financial measure. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies' financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Operating income excluding asbestos and ASIC expenses – operating income excluding asbestos and ASIC expenses is not measures of financial performance under US GAAP and should not be considered to be more meaningful than operating income. We have included these financial measures to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations and provide useful information regarding our financial condition and results of operations. We use these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March		
(Millions of US dollars)	**2011**	2010	2009
USA and Europe Fibre Cement	**$ 160.3**	$ 208.5	$ 199.3
Asia Pacific Fibre Cement	**79.4**	58.7	47.1
Research and Development	**(20.1)**	(19.0)	(18.9)
General Corporate:			
General corporate costs	**(26.9)**	(42.9)	(70.6)
Asbestos adjustments	**(85.8)**	(224.2)	17.4
AICF SG&A expenses	**(2.2)**	(2.1)	(0.7)
Total operating income (loss)	**$ 104.7**	$ (21.0)	$ 173.6
Excluding:			
Asbestos:			
Asbestos adjustments	**85.8**	224.2	(17.4)
AICF SG&A expenses	**2.2**	2.1	0.7
ASIC related (recoveries) expenses	**(8.7)**	3.4	14.0
Operating income excluding asbestos and ASIC expenses	**$ 184.0**	$ 208.7	$ 170.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

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Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. We have included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. We use this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March		
(Millions of US dollars)	**2011**	2010	2009
Income (loss) before income taxes	**$ 96.6**	$ (18.7)	$ 155.8
Excluding:			
Asbestos:			
Asbestos adjustments	**85.8**	224.2	(17.4)
AICF SG&A expenses	**2.2**	2.1	0.7
AICF interest income	**(4.3)**	(3.3)	(6.4)
(Gain) impairment on AICF investments	**–**	(6.7)	14.8
Income before income taxes excluding asbestos and ASIC expenses	**$ 180.3**	$ 197.6	$ 147.5
Income tax expense	**$ (443.6)**	$ (66.2)	$ (19.5)
Excluding:			
Tax expense (benefit) related to asbestos adjustments	**6.9**	1.1	(48.7)
Tax adjustments[1]	**380.7**	(2.9)	7.2
Income tax expense excluding tax effect of asbestos adjustments and tax adjustments	**$ (56.0)**	$ (68.0)	$ (61.0)
Effective tax rate	**(459.2)%**	354.0%	12.5%
Effective tax rate excluding asbestos and tax adjustments	**31.1%**	34.4%	41.4%

Net income excluding asbestos, ASIC expenses and tax adjustments – Net income excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. We have included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. We use this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March		
(Millions of US dollars)	**2011**	2010	2009
Net (loss) income	**$ (347.0)**	$ (84.9)	$ 136.3
Excluding:			
Asbestos adjustments	**85.8**	224.2	(17.4)
AICF SG&A expenses	**2.2**	2.1	0.7
AICF interest income	**(4.3)**	(3.3)	(6.4)
(Gain) impairment on AICF investments	**–**	(6.7)	14.8
Tax expense (benefit) related to asbestos	**6.9**	1.1	(48.7)
ASIC related (recoveries) expenses	**(7.6)**	3.4	14.0
Tax adjustments[1]	**380.7**	(2.9)	7.2
Net income excluding asbestos, ASIC expenses and tax adjustments	**$ 116.7**	$ 133.0	$ 100.5

[1] Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI's appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

Impact of Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after 15 December 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after 15 December 2010. The adoption of the effective portions of this ASU did not result in a material impact on our consolidated financial position, results of operations or cash flows. We do not anticipate that the adoption of the remaining portions of this ASU will result in a material impact to our reported consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, which provides additional guidance concerning the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments included in this update do not expand the recurring disclosure requirements already in effect. The amendments in this update are effective for fiscal years and interim periods beginning on or after 15 December 2010. The adoption of this ASU did not result in a material impact on our reported consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Our treasury policy regarding our liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department and is centralised in Ireland. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the Chief Financial Officer.

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We anticipate that we will have sufficient funds to meet our planned working capital and other cash requirements for the next 12 months based on our existing cash balances and anticipated operating cash flows arising during the year. We anticipate that any additional cash requirements will be met from unutilised committed credit facilities and anticipated future net operating cash flow.

At 31 March 2011 we had net debt of US$40.4 million, a decrease of US$94.4 million from net debt of US$134.8 million at 31 March 2010.

Excluding restricted cash, we had cash and cash equivalents of US$18.6 million as of 31 March 2011. At that date, we also had credit facilities totaling US$320.0 million, of which US$59.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

(Millions of US dollars)		At 31 March 2011	
Description	Effective Interest Rate	Total Facility	Principal Drawn
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	–	$ 50.0	$ –
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	–	130.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	–	50.0	–
Total		$ 320.0	$ 59.0

The weighted average interest rate on the Company's total debt was 1.02% and 0.92% at 31 March 2011 and 2010, respectively, and the weighted average term of all debt facilities is 1.9 years at 31 March 2011.

On 16 June 2010, US$161.7 million of our term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. We did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.

We replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totalling US$100.0 million. These facilities became available to us in February 2011. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.

We draw on and repay amounts available under our term facilities throughout the financial year. During fiscal year 2011, we drew down US$460.0 million and repaid US$555.0 million of our term facilities. The weighted average remaining term of the total credit facilities of US$320.0 million at 31 March 2011 was 1.9 years.

ATO – 1999 Disputed Amended Assessment

In March 2006, RCI received an amended assessment from the ATO in respect of RCI's income tax return for the year ended 31 March 1999.

On 30 May 2007, the ATO issued a Notice of Decision disallowing our objection to the amended assessment (which we refer to as the Objection Decision). On 11 July 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court dismissed RCI's appeal.

Prior to the Federal Court's decision on RCI's appeal, we believed it was more-likely-than-not that the tax position reported in RCI's tax return for the 1999 financial year would be upheld on appeal. As a result, until 31 August 2010, we treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on our consolidated balance sheet.

As a result of the Federal Court's decision, we re-assessed our tax position with respect to the amended assessment and concluded that the 'more-likely-than-not' recognition threshold as prescribed by US GAAP was

MANAGEMENT'S DISCUSSION AND ANALYSIS

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no longer met. Accordingly, effective 1 September 2010, we removed the deposit with the ATO from our consolidated balance sheet and recognised an expense of US$345.2 million (A$388.0 million) on our consolidated statement of operations for the fiscal year ended 31 March 2011, which did not result in a cash outflow for the year ended 31 March 2011. In addition, we recognised an uncertain tax position of US$190.4 million (A$184.3 million) on our consolidated balance sheet relating to the unpaid portion of the amended assessment.

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court's judgment. RCI's appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.

With effect from 1 September 2010, we expense payments of GIC to the ATO until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.

ASIC Proceedings

On 17 December 2010, the New South Wales Court of Appeal dismissed our appeal against Justice Gzell's judgment and ASIC's cross appeals against the appellants. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers.

The Company was ordered to pay a portion of the costs incurred by ASIC for each of the first instance proceedings and appeal. The amount of such costs we are required to pay is contingent on a number of factors, which include, without limitation, whether such costs are deemed to be valid and reasonable legal costs relating to each of the first instance and appeal proceedings and whether such costs are properly allocated and directly attributable to each of the first instance proceedings and appeal proceedings.

In light of the uncertainty surrounding the amount of such costs, we have not recorded any provision for such costs at 31 March 2011. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

See Note 13 to our consolidated financial statements for further information on the ASIC Proceedings.

If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and may have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs, or take other measures to conserve cash in order to meet our future cash flow requirements.

As of 31 March 2011, our management believes that we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes "net worth" means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company; (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and us under the AFFA.

Cash Flow – Year Ended 31 March 2011 compared to Year ended 31 March 2010

Net operating cash flow declined US$35.9 million from US$183.1 million in fiscal year 2010 to US$147.2 million in fiscal year 2011. Net operating cash flow in fiscal year 2011 included a contribution of US$63.7 million to AICF on 1 July 2010, compared with nil in fiscal year 2010.

Excluding the contribution to AICF, net operating cash flow was US$210.9 million for the full year, up by 15% on US$183.1 million in the prior year. The increase in net operating cash flow was primarily due to reductions in trade receivables during the year ended 31 March 2011, partially offset by a decline in earnings from operations relative to the prior year and a payment of US$18.6 million for taxes on re-domicile from The Netherlands to Ireland.

Historically, we have generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when we do not incur any unusual or discrete large cash outflows, we expect that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, we expect to rely more significantly on available credit facilities and other sources of working capital.

Net cash used in investing activities decreased from US$50.5 million in fiscal year 2010 to US$49.6 million in fiscal year 2011 as capital expenditures decreased slightly from the prior year.

Net cash used in financing activities decreased from US$159.0 million to US$89.7 million primarily due to the repayment of our 364-day facilities of US$93.3 million in fiscal year 2010, partially offset by a reduction in our outstanding term facilities of US$95.0 million during fiscal year 2011 compared to reduction of US$76.7 million during fiscal year 2010.

Capital Requirements and Resources

Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payable, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2011, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We currently expect to spend approximately US$80 million to US$105 million in fiscal year 2012 for capital expenditures, including facility upgrades and expansions and equipment to enhance environmental compliance.

We anticipate that our cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$18.6 million at 31 March 2011 and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

Subject to the terms and conditions of the AFFA, we are required to fund the AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July, unless quarterly payments are elected by the Company. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments) and A$72.8 million (US$63.7 million) were made in fiscal years 2009 and 2011, respectively. Under the terms of the AFFA, we were not required to make a contribution to the AICF in fiscal years 2008 and 2010. We expect to make a contribution to the AICF in fiscal year 2012 of approximately US$51.5 million. Our obligation to make future contributions to the AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

No dividends were paid to shareholders in fiscal years 2011 and 2010. On 17 May 2011, we announced the adoption of a capital management policy to distribute between 20% to 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which is likely to see us buying back or issuing shares as our capital needs dictate, subject to the Board's review and declaration. We expect to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of our second quarter results. There is expected to be a further dividend following the May 2012 announcement of our fiscal year 2012 year end results. In accordance with this policy, we also announced that we will be seeking to acquire up to 5% of our issued capital via an on-market share buyback during the next twelve months. The effect of this policy, in addition to our ongoing obligation to make contributions to the AICF, is that we expect to be distributing a significant portion of our operating surplus each year in the form of ordinary dividends and share buy-backs. In circumstances where we determine that share buy-backs are not attractive, special dividends may be considered as an alternative.

To facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently (including for the purpose of making periodic contributions to the AICF), we have commenced an internal reorganisation involving simplification of our corporate structure including some of the arrangements which were previously part of our Netherlands domicile. As part of this restructure, we incurred a tax charge of approximately US$32.6 million in fiscal year 2011, which will be paid in fiscal year 2012. This charge will not impact our contribution to the AICF in fiscal year 2012, although it is likely to reduce the contribution to the AICF in fiscal year 2013 by up to US$11.4 million in accordance with the terms of the AFFA.

We expect to rely primarily on increased market penetration of our products and increased profitability from a more favourable product mix to generate cash to fund our long-term growth. Historically, our products have been well-accepted by the market and our product mix has changed towards higher-priced, differentiated products that generate higher margins than that of less differentiated products.

We have historically reinvested a portion of the cash generated from our operations to fund additional capital expenditures, including research and development activities, which we believe have facilitated greater market penetration and increased profitability. Our ability to meet our long-term liquidity needs, including our long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.

We believe our business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing values. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely impacted our business. We expect that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements.

Pulp and cement are primary ingredients in our fibre cement formulation, which have been subject to price volatility, affecting our working capital requirements. In fiscal year 2011, the average NBSK pulp price was US$978 per ton, an increase of 30% compared to fiscal year 2010. Based on information we receive from RISI, a leading provider of information for the global pulp and paper industry, and other sources, pulp prices are predicted to remain at or above US$1,000 per ton. To minimise additional working capital requirements caused by rising pulp prices, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Freight costs in the US increased in fiscal year 2011 and are expected to rise over the short to medium term reflecting supply constraints for trucks, as the broader economy improves and the cost of fuel remains high.

The collective impact of the foregoing factors, and other factors, including those identified in "Forward-Looking Statements" may materially adversely affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls for at least the next 12 months with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we may decide that it is necessary to suspend planned dividend payments and/or share buy-backs, scale back or postpone our expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(CONTINUED)

Capital Expenditures

Our total capital expenditures for fiscal years 2011, 2010 and 2009 were US$50.3 million, US$50.5 million and US$26.1 million, respectively.

Significant capital expenditures in fiscal years 2011 and 2010 included expenditures related to a new finishing capability on an existing product line. Significant capital expenditures in fiscal year 2011 also included the addition of 12 foot XLD Trim capability at our Peru, Illinois plant, the commencement of an upgrade to the US business' supply chain management IT systems and the commencement of a new ColorPlus line at our Cleburne, Texas plant.

Contractual Obligations

The following table summarises our contractual obligations at 31 March 2011:

		Payments Due During Fiscal Year Ending 31 March			
(Millions of US dollars)	Total	2012	2013 to 2014	2015 to 2016	Beyond 5 Years
Asbestos Liability[1]	$ 1,698.1	$ N/A	$ N/A	$ N/A	$ N/A
Long-Term Debt	59.0	–	59.0	–	–
Estimated interest payments on Long-Term Debt[2]	14.5	4.8	7.3	1.8	0.6
Operating Leases	103.8	18.0	32.1	29.1	24.6
Purchase Obligations[3]	0.6	0.6	–	–	–
Total	$ 1,876.0	$ 23.4	$ 98.4	$ 30.9	$ 25.2

[1] The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

[2] Interest amounts are estimates based on gross debt remaining unchanged from the 31 March 2011 balance and interest rates remaining consistent with the rates at 31 March 2011. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2017 as such amounts are not reasonably estimable.

[3] Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

The table above excludes the unpaid portion of the ATO amended assessment of US$190.4 million as we are unable to reasonably estimate the timing of settlement. See Note 14 to our consolidated financial statements.

See Notes 9 and 13 to our consolidated financial statements for further information regarding long-term debt and operating leases, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

As of 31 March 2011 and 2010, we did not have any material off-balance sheet arrangements.

RESEARCH AND DEVELOPMENT

For fiscal years 2011, 2010 and 2009, our expenses for research and development were US$28.0 million, US$27.1 million and US$23.8 million, respectively.

We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.

OUTLOOK

Housing starts in the US continue to be weak as factors such as relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit and the supply of foreclosed homes continue to constrain demand in the housing market, affected in particular by the lack of stability in house values that have continued to fall.

Input costs are also expected to remain high with NBSK pulp index prices forecast to remain at or above US$1,000 per ton. Freight costs in the US are expected to rise reflecting supply constraints for trucks, as the broader economy improves, and the higher cost of fuel.

Activity in the US residential housing sector is expected to remain relatively flat in both the construction and the repair and remodel segments for our 2012 financial year.

In the Asia Pacific region, increases in mortgage interest rates in Australia have continued to dampen activity in the sector, although the market is expected to remain relatively robust. In the Philippines, domestic demand continues to provide a strong operating environment. In New Zealand, housing activity is likely to remain subdued as housing construction reaches historic lows in response to weak consumer and business confidence.

Changes in the asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in "Forward Looking Statements," may have a material impact on our consolidated financial statements.

REMUNERATION REPORT

This remuneration report explains James Hardie's approach to remuneration, and has been adopted by the Board on the recommendation of the Remuneration Committee.

Irish law does not require the company to produce a remuneration report or to submit it to shareholders. Similarly, the company is not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Australian Corporations Act to submit a remuneration report to shareholders for a non-binding vote.

However, taking into consideration the company's large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information similar to that provided by Australian listed companies in their remuneration reports on the company's remuneration practices in fiscal year 2011 and also voluntarily includes an outline of the company's proposed remuneration framework for fiscal year 2012.

During fiscal year 2011 the Remuneration Committee retained Towers Watson (in the United States) and Guerdon Associates (in Australia) as its independent advisers, and the company retained Hewitt Associates as its external remuneration advisor.

1. APPROACH TO CEO AND SENIOR EXECUTIVE REMUNERATION

1.1 Objectives

James Hardie's remuneration philosophy is to provide competitive remuneration, compared with US companies, that emphasises operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives.

The company's executive remuneration framework is based on a pay-for-performance policy that differentiates remuneration amounts based on an evaluation of performance by the business and the individual.

1.2 Policy

Compensation is managed to align remuneration received with performance achieved relative to peers.

Remuneration packages for senior executives comprise fixed pay and benefits (which we refer to as "Fixed Remuneration") and variable performance pay (which we refer to as "Variable Remuneration"), based on both short-term incentives (which we refer to as "STI") and long-term incentives (which we refer to as "LTI").

The company's policy is for fixed pay and benefits for senior executives to be positioned at the market median and total target direct remuneration (comprising salary and target STI and LTI) to be positioned at the market 75th percentile if stretch target performance goals are met.

Performance hurdles for target STI and LTI payments are set in the expectation that the company will deliver profitability and growth results in the top quartile of its listed US building products peer group companies. If these performance hurdles are not met, the amount payable under the STI and LTI components will be less.

1.3 Setting Remuneration Packages

Individual remuneration packages for the CEO and senior executives are evaluated by the Remuneration Committee annually to make sure that they continue to achieve the company's objectives and are competitive with developments in the market. The Remuneration Committee commissions a review from its independent US compensation advisor of the remuneration positioning for the CEO and senior executives relative to their US peers.

The Board makes the final decisions concerning the remuneration (base salary, employment contract terms, 'Scorecard' rating, and STI and LTI target, maximum and actual grants) of the CEO and CFO. The CEO makes recommendations to the Board and Remuneration Committee regarding the remuneration of senior executives other than himself. The Remuneration Committee then makes the final decisions concerning the remuneration of the remaining senior executives, for review by the Board.

Remuneration decisions are based on the company's remuneration framework, which is reviewed by the Remuneration Committee and approved by the Board each fiscal year. Senior executive remuneration takes into account the individual's competencies, skills and performance, the specific roles and responsibilities of the relevant position, advice received by the Remuneration Committee from external independent compensation advisers, and other practices specific to the markets in which the company operates and countries in which the executive is based or was based prior to any relocation.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration for the CEO, CFO and the company's senior executives. As the company's main business and most of its senior executives are in the US, the peer group used by the company comprises US listed companies exposed to the US housing market. The same peer group is used to determine relative performance for that year's LTI equity grants.

1.4 Senior Executives

The company's senior executives in fiscal year 2011 were:

- Louis Gries, Chief Executive Officer[1]
- Russell Chenu, Chief Financial Officer[2]
- Robert Cox, Chief Legal Officer[3]
- Mark Fisher, Executive General Manager – International
- Nigel Rigby, Executive General Manager – USA

[1] From 1 April 2010 to 17 June 2010 Louis Gries was also Chairman of the Managing Board. The Managing Board was dissolved on 17 June 2010 following completion of JHI SE's re-domicile to Ireland.

[2] From 1 April 2010 to 17 June 2010 Russell Chenu was also a member of the Managing Board.

[3] From 1 April 2010 to 17 June 2010 Robert Cox was also a member of the Managing Board. From 1 April 2010 until 13 June 2011 Robert Cox was General Counsel of JHISE.

REMUNERATION REPORT

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2. FISCAL 2011 COMPANY PERFORMANCE AND LINK WITH REMUNERATION POLICY

2.1 Actual Performance

James Hardie's five year EBIT in US$ terms (excluding asbestos) and five-year A$ Total Return (including dividends and capital returns) mapped against changes in US housing starts are shown in the graphs below:

Five Year EBIT (ex reported adjustments) growth
(Millions of US dollars)

Year	EBIT
11	192.7
10	205.3
09	156.9
08	207.5
07	318.9

JHX Total Return Index vs US Housing starts



— JHX Total Return Index — US Housing Starts
Index Rebased at 31 March 2006
120
100
80
60
40
20
31 March 2006
31 March 2007
31 March 2008
31 March 2009
31 March 2010
31 March 2011
Fiscal Year End

Graph compiled by Mercer (Australia) Pty Ltd using publicly available data
Note: Mercer (Australia) Pty Ltd provides no opinion on the veracity of the data

2.2 Market Conditions and Company Performance

A significant proportion of the remuneration for senior executives is Variable Remuneration, which is at risk. The company's remuneration arrangements aim to ensure a link between the performance of the company and bonuses paid and equity awarded.

Operating conditions in the US residential housing market continued to be challenging in fiscal year 2011. A combination of relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit and the supply of foreclosed homes continued to dampen demand. US single family housing starts (as reported by the US Census Bureau) for the year ended 31 March 2011 were 446,400 units, down 7.3% from 481,000 units in the prior financial year and down 74% from the financial year ended 31 March 2006 peak of 1.73 million units. Repair and remodel activity also continued to decline during fiscal year 2011.



Rolling 12 Month Avg Starts
(seasonally adjusted)
Housing Starts (000s Units)
3,000
2,500
2,000
1,500
1,000
500
0
Jan 2000
Jul 2000
Jan 2001
Jul 2001
Jan 2002
Jul 2002
Jan 2003
Jul 2003
Jan 2004
Jul 2004
Jan 2005
Jul 2005
Jan 2006
Jul 2006
Jan 2007
Jul 2007
Jan 2008
Jul 2008
Jan 2009
Jul 2009
Jan 2010
Jul 2010
Jan 2011
Jul 2011

In the face of the significant decline in the US housing market since March 2006, the company's USA and Europe Fibre Cement business continued to perform strongly in fiscal year 2011, with revenue down 2% and sales volume down 4% from fiscal year 2010. As new housing starts have continued to decline, the company has benefited from the strategic decision to commit additional resources to increase its share of the repair and remodel market in recent years.

The Asia Pacific region (comprising Australia, New Zealand and The Philippines business units) experienced mixed market conditions, with Australian dwelling approvals increasing 3%, New Zealand dwelling approvals declining 5% and The Philippines experiencing strong domestic demand. Despite these operating conditions, Asia Pacific recorded strong results with revenue up 7% (in Australian dollars).

These solid results compared to the market, particularly considering the difficult market conditions, were achieved mainly through:

- the company's primary demand growth strategies in each of our businesses, to achieve further market penetration at the expense of alternative materials, driving stronger volume; and
- its continued success in introducing higher margin, differentiated products, driving stronger revenue.

The company's EBIT in fiscal year 2011 was also heavily impacted by raw material costs, in particular higher pulp prices and freight costs, which increased substantially in fiscal year 2011.


1,100
1,000
900
800
700
600
500
400
US $/Metric Ton
Apr 2009
Jun 2009
Sep 2009
Dec 2009
Mar 2010
Jun 2010
Sep 2010
Dec 2010
Mar 2011

Price of NBSK Pulp Delivered to the US

2.3 Performance Against Scorecard Objective

The Board and Remuneration Committee reviewed the company's and management's performance under the Scorecard, which reflects a number of medium term strategic objectives for the company, and the following results were achieved:

Objective	Starting Point
US Primary Demand Growth (PDG)	PDG for the last three fiscal years is as follows: FY 11 −3.8% FY 10 6.1% FY 09 3.0%
US Product Mix Shift	This has focused primarily on ColorPlus penetration. FY11 results are commercial in confidence but exceeded the results in FY10 and FY09.
US Zero To Landfill (ZTL)	In the past three years the company has continued to make significant progress in reducing the amount of waste materials sent to landfill.
Safety	The incident rate (IR) and severity rate (SR) over the last three fiscal years were as follows: **IR** **SR** FY 11 1.7 19 FY 10 1.7 37 FY 09 4.7 54
Strategic Positioning	The Company continues to be highly dependent on the US fibre cement business.
Legacy Issues	The re-domicile project was completed in mid-2010. The ASIC proceedings and tax issues are at appeals stage and the loan facility for the AICF was concluded. The company's contribution to the AICF in July 2011 is US$51.5 million.
Managing During the Economic Crisis	At the end of FY11, total credit facilities were US$320 million and net debt was US$40 million. In May 2011, the company announced a capital management policy to pay dividends of between 20% and 30% of NPAT and a 5% on-market buy-back.
Talent Management/ Development	The company has a strong management team which has delivered superior results over the past three years.

2.4 Performance Linkage with Remuneration Policy

The Executive Incentive Plan for fiscal year 2011 was based on a 'Payout Matrix' which required management to achieve both sales above market (which we refer to as "Growth Measure") and strong earnings (which we refer to as "Return Measure"). Although the Payout Matrix excluded legacy costs and included an inherent indexing of the Growth Measure for new housing starts, it did not include allowances for:

- substantial increases (or decreases) in the US repair and remodel market; and
- substantial increases (or decreases) in input costs.

A combination of a substantial decrease in the repair and remodel market, substantial increases in input costs, together with other factors, resulted in the US Fibre Cement business earning a nil payment under its Payout Matrix for fiscal year 2011.

The Board and Remuneration Committee reviewed the reasons for this result and concluded that the Payout Matrix, which was indexed to new housing starts, did not account for substantial variations beyond management control such as changes to input costs (for example increases in the cost of pulp and freight) or changes in the repair and remodel market. Taking these factors into account, the Board and Remuneration Committee concluded that management had performed well in fiscal year 2011, despite a very challenging industry dynamic, particularly compared to its peer group companies. Therefore, the Board and Remuneration Committee exercised discretion to recognize management's response to these factors, and determined that such performance merited an adjustment to the calculation that otherwise would have applied with a strict application of the Payout Matrix.

Following a review of the operation of the Executive Incentive Program, the Board and Remuneration Committee determined that:

- the US business receive a payment of 16.7% of its maximum STI under the Executive Incentive Plan, with a follow-on impact on the result for the corporate component of the plan;
- no adjustment be made to the Asia Pacific result; and
- the 2012 Payout Matrix should be indexed for changes in the US repair and remodel market and pulp costs.

The Board and Remuneration Committee consider this was an appropriate response because:

- the Board carried out a similar review of bonus payments in fiscal year 2010 when the external factors would have had the result of increasing bonus payments (although no adjustment was determined in that year);

REMUNERATION REPORT

(CONTINUED)

- by indexing the most significant swing factors to the Payout Matrix results, management will not be penalized (or benefit) from significant events outside of its control;
- a significant proportion of the potential payment for US participants in the Executive Incentive Plan has been forfeited;
- a significant proportion of the potential payment under the separate LTI transferred to STI because of long-term uncertainty was also forfeited;
- the company's performance compared to its US peer group based on a range of ratios confirmed that management has performed well in fiscal year 2011; and
- the Board had foreshadowed in the 2010 Remuneration Report that it reserved the ability to adjust the payout under the Executive Incentive Plan in limited circumstances.

The percentage of each senior executive's STI granted and forfeited in respect of fiscal year 2011 is set out below. Although the Board considers that management performed well during fiscal year 2011, all senior executives received substantially lower STI in fiscal year 2011 compared to fiscal year 2010.

The Board believes that the remuneration paid to senior executives in fiscal year 2011 appropriately reflects management's level of performance during the year. The Board and Remuneration Committee continue to believe that the structure of the remuneration framework, including the changes discussed above are appropriate to focus management on dealing with the continuing difficult US housing industry conditions and provide appropriate alignment between senior executives and shareholders.

2.5 Variable Remuneration Paid in Fiscal Year 2011

Details of the percentage of the maximum Variable Remuneration awarded to or forfeited by senior executives for performance in fiscal year 2011 compared to fiscal year 2010 are set out below.

	Cash STI[1]		**Hybrid RSUs[2]**	
	Awarded %	Forfeited %	Awarded %	Forfeited %
Louis Gries				
Fiscal Year 2011	**31**	**69**	**8**	**92**
Fiscal Year 2010	100	0	100	0
Russell Chenu				
Fiscal Year 2011	**100**	**0**	**8**	**92**
Fiscal Year 2010	100	0	100	0
Robert Cox[3]				
Fiscal Year 2011	—	—	—	—
Fiscal Year 2010	92	8	100	0
Mark Fisher				
Fiscal Year 2011	**34**	**66**	**8**	**92**
Fiscal Year 2010	100	0	100	0
Nigel Rigby				
Fiscal Year 2011	**28**	**72**	**8**	**92**
Fiscal Year 2010	100	0	100	0

[1] **Awarded** = % of fiscal year 2011 Cash STI maximum actually paid. **Forfeited** = % of fiscal year 2011 STI maximum foregone. These amounts were paid in cash under the Executive Incentive Program and IP Plan or as an additional one-off discretionary bonus. These amounts do not include the Hybrid RSUs granted following the transfer of LTI to STI. The cash payments for fiscal year 2011 were paid to senior executives in June 2011

[2] **Awarded** = % of fiscal year 2011 Hybrid RSUs (transfer from LTI to STI) maximum which actually granted. **Forfeited** = % of fiscal year 2011 Hybrid RSUs (transfer from LTI to STI) which was foregone. The value earned for performance in fiscal year 2011 was granted in the form of Hybrid RSUs in June 2011. Hybrid RSUs will vest in June 2013 and convert to shares, subject to each senior executive's performance rating against the Scorecard.

[3] Was not eligible for a bonus under the Executive Incentive Plan in fiscal year 2011 and not granted any Hybrid RSUs in respect of fiscal year 2011. The bonus payments set out in the table in section 5.1 represent accruals only.

The tables do not include Relative TSR RSUs and Scorecard LTI granted for performance in fiscal year 2011 because they are granted on a dollar value determined by the Remuneration Committee and would only be forfeited during fiscal year 2011 in limited circumstances, all of which involve the employee ceasing employment.

3. DESCRIPTION OF REMUNERATION ARRANGEMENTS IN FISCAL YEAR 2011

3.1 Overview of Variable Remuneration in Fiscal Year 2011

Senior executives are eligible to participate in one or more incentive plans which provide for Variable Remuneration. Eligibility for inclusion in an incentive plan does not guarantee participation in any future year. Variable Remuneration is at risk and consists of STIs and LTIs earned by meeting or exceeding specified performance goals. The company's Variable Remuneration incentive plans for senior executives in fiscal year 2011 are set out below:

Duration	Plan Name	Amount	Form Incentive Paid
Short-term (1-3 years)	Individual Performance Plan (IP Plan)[1]	20% of STI Target[4]	Cash
Short-term (1-3 years)	Executive Incentive Plan[2]	80% of STI Target[4]	Cash
Short-term (1-3 years)	Executive Incentive Plan[2]	40% of LTI Target[5]	RSUs[6] vesting and converting into shares in 2 years subject to the Scorecard (Hybrid RSUs[7])
Long-term (3-5 years)	Long Term Incentive Plan (LTIP)[3]	30% of LTI Target	RSUs vesting and converting into shares in 3-5 years subject to relative TSR[8] performance hurdles (Relative TSR RSUs)
Long-term (3-5 years)	Long Term Incentive Plan (LTIP)[3]	30% of LTI Target	Cash in 3 years based on share price performance and subject to the Scorecard (Scorecard LTI)

[1] See section 3.3.1(a) of this report

[2] See section 3.3.1(b) of this report

[3] See section 3.3.2 of this report

[4] See section 3.3.1 of this report

[5] See section 4.3.2 of this report

[6] RSUs refer to restricted stock units.

[7] Previously referred to as Executive Incentive Program RSUs.

[8] TSR refers to Total Shareholder Return.

3.2 Scorecard

Both the STI and LTI incentives for senior executives include an element of a 'Scorecard' rating to ensure continued focus on financial, strategic, business, customer and people components, each of which are important contributors to long-term creation of shareholder value. The Scorecard contains a number of key objectives, and the measures the Board expects to see achieved in relation to these objectives. Individual senior executives may receive different ratings depending on their contribution to achieving the Scorecard objectives.

Although most of the objectives in the Scorecard have quantitative targets, the company has not allocated a specific weighting to any and the final Scorecard assessment will involve an element of judgment by the Board. The Board may also give different ratings when assessing Scorecard performance for the Hybrid RSUs and Scorecard LTI. The Board monitors progress against the Scorecard annually.

The Scorecard can only be applied by the Board to exercise negative discretion (ie to reduce the amount of Hybrid RSUs and Scorecard LTI which will ultimately vest). It cannot be applied to enhance the maximum reward that can be received.

REMUNERATION REPORT

(CONTINUED)

The Scorecard objectives for fiscal year 2011 were unchanged from fiscal year 2010. The reasons the Board considered these objectives were appropriate, are set out below.

Objective	Reasons
Primary Demand Growth	A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for repair and remodel segments, which it does by growing fibre cement's share of the exterior siding market and by maintaining the company's share of the fibre cement category.
Product Mix Shift	The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.
Zero To Landfill	This measure is a primary contributor to the company's environmental goals. Improving material yield will reduce manufacturing costs. In addition, achieving important environmental, social and governance (ESG) goals reduces risk.
Safety	Safety of company employees is an essential ESG measure.
Legacy Issues	Resolution of these issues is a fundamental component of the company's ESG goals, paving the way to lower risk and more certainty for all stakeholders.
Strategic Positioning	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company's traditional markets will create shareholder value through increased profits and diversification for lower risk.
Managing During the Downturn	With the US building materials industry continuing to experience a downturn unprecedented in the past 60 years, managing the company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.
Talent Management/ Development	Management development and capability is important to the company's future growth.

Further details of the Scorecard for fiscal year 2011, including the method of measurement, historical performance against the proposed measures and the Board's expectations, were set out in the 2010 AGM Notice of Meeting. Details of the Scorecard for fiscal year 2012 are set out on page 50 of this report.

The Board will provide an explanation of the final assessment of performance under the above Scorecard at the conclusion of fiscal year 2013.

3.3 Details of Variable Remuneration Components in Fiscal Year 2011

3.3.1 Short-Term Incentives

The STI target for senior executives, other than the CFO, was allocated 80% towards corporate goals (under the Executive Incentive Plan) and 20% towards individual goals (under the Individual Performance Plan).

The STI target for senior executives was determined as a percentage of base salary, which in fiscal year 2011 was:

Position	STI Target as percentage of base salary
Chief Executive Officer	125%
Chief Financial Officer	33%
Other senior executives	60-65%

Given the continuing lack of stability in the US housing market, for fiscal year 2011 the Board also determined that 40% of each senior executive's LTI target should be transferred to the Executive Incentive Plan. Although this component of a senior executive's Variable Remuneration is received in three years time, it is treated as an STI since the maximum amount which can be paid is determined at the end of the first year based on the company's performance in fiscal year 2011, and then subject to the negative discretion exercisable by the Board under the Scorecard in a further two years.

(a) Individual Performance Plan – Cash

20% of the STI target for senior executives (other than the CFO) was allocated to the IP Plan and payable in cash. The maximum payout for the IP Plan was capped at 150% of the target.

Senior executives who participated in the IP Plan were assessed by the Board and Remuneration Committee on their individual performance against specific objectives approved by the Board and Remuneration Committee. Rewards were based on each senior executive's performance rating at the end of the fiscal year.

Board's Assessment of the IP Plan

The IP Plan links financial rewards to senior executives achieving specific individual objectives that have benefited the company and contributed to shareholder value which are not directly captured by the corporate component of the Executive Incentive Plan.

(b) Executive Incentive Plan – Cash

80% of the STI target for senior executives (other than the CFO) was allocated to the Executive Incentive Plan and payable in cash. The maximum payout for the Executive Incentive Plan was capped at 300% of the target.

In fiscal year 2011, the Board replaced the previous EBIT-based performance target with a 'Payout Matrix' based on earnings and sales growth. A separate 'Payout Matrix' was approved for each business unit. Employees below senior executive level and US senior executives were eligible for cash bonuses depending on the Payout Matrix result for their business unit. The remaining senior executives were eligible for cash bonuses depending on a combined Payout Matrix result for the company.

The purpose of the new Payout Matrix performance hurdle was to ensure that as management increased its top line growth focus, it did not do so at the expense of short to medium-term returns. The Executive Incentive Plan for fiscal year 2011 was designed to encourage senior executives to effectively balance growth and returns. To achieve strong rewards, management was required to generate both strong earnings and sales growth substantially above market. Higher returns on one measure at the expense of the other measure could result in lower, or nil, reward.

The Payout Matrix approved by the Board for fiscal year 2011 inherently included indexing for new housing starts but did not include indexing for the US repair and remodel market or input prices, in particular pulp. Other factors such as legacy costs and exchange rate movements were also excluded.

The Board reserved for itself discretion to change the payout under the Payout Matrix if growth relative to market was below expectations and the Board determined that the reason for such performance was outside management's control or as a result of a management decision endorsed by the Board given an assessment of market circumstances at the time. For the reasons described above in section 2.4, the Board determined that the payout under the US Payout Matrix should be 50% of STI target (and 16.7% of maximum STI), which also impacted the corporate Payout Matrix. No discretion was applied to the Asia Pacific Payout Matrix.

The company does not disclose the Return Measure and Growth Measure targets, but achieving a target payment for fiscal year 2011 (without indexing for the US repair and remodel market and pulp prices) would have required performance in excess of the average of the performance for the previous three years on each measure.

Board Assessment of Executive Incentive Plan

The Board believes that the Payout Matrix incentive methodology remains valid. The Board recognized that by indexing for new housing starts alone, the fiscal year 2011 Payout Matrix did not take into account substantial variations in input costs and the US repair and remodel markets. After a review of the changes between fiscal year 2010 and 2011, the Board revised the Payout Matrix to also take into account changes in the cost of pulp and changes in the repair and remodel market which differed substantially during the year from expectations at the start of fiscal year 2011. The Board believes that the revised Payout Matrix under the Executive Incentive Plan is appropriate because it:

- provides management with an incentive towards achieving the overall corporate goals;
- balances growth with returns;
- recognises the need to flexibly respond to strategic opportunities depending on our markets' ability to recover from the currently prevailing uncertain economic environment; and
- incorporates indexing for factors beyond management's control in the Board's assessment of management's performance

(c) Executive Incentive Plan – Hybrid RSUs

40% of the LTI target for senior executives was allocated to the Executive Incentive Plan and payable in Hybrid RSUs (formerly referred to as Executive Incentive Program RSUs). The maximum initial grant of Hybrid RSUs is 300% of the target.

The number of Hybrid RSUs granted is based on the company's performance against corporate level EBIT performance targets approved by the Board. The targets for fiscal year 2011 were derived from the cash Executive Incentive Plan 'Payout Matrix' for fiscal year 2011 and a payout at target required an improvement on performance for fiscal year 2010, indexed to housing starts. The EBIT performance hurdle was:


300
250
200
150
100
50
0
Payout (% of Target)
70
80
90
100
110
120
130
140
Performance (% of Plan)

Before the Hybrid RSUs granted in June 2011 vest in June 2013 and convert to shares, the Board will assess each senior executive's contribution to the long-term objectives set out in the Scorecard and give them a rating between 0 and 100. Depending on this rating, between 0% and 100% of the senior executive's Hybrid RSUs will vest and convert to shares. In effect, the Scorecard applies a "holdback and forfeiture" principle to ensure short-term results in fiscal year 2011 are not obtained at the expense of long-term sustainability.

Calculation of the Hybrid RSUs at the end of fiscal year 2011 is described below:


LTI target
X
40%1
X
Payout based on performance against 2012 EBIT goal
=
Value granted in Hybrid RSUs
X
Scorecard Rating in June 2014 (0–100%)
=
Hybrid RSUs vesting and converting to shares

[1] Amount of LTI received as Hybrid RSU's in the absence of long-term quantitative measures.

Worked Example

Based on the CEO's LTI target quantum of US$2,800,000 in fiscal year 2011, James Hardie's performance of 91% of the EBIT performance hurdle, resulting in a payment of 25% of target for fiscal year 2011, and assuming a Scorecard rating of 75 out of 100 in June 2013 the CEO would receive:

- 40% x US$2,800,000 x 25% = US$280,800 to be settled in Hybrid RSUs in June 2011. At the actual value of US$6.12865/share, this is equivalent to 45,687 Hybrid RSUs.

REMUNERATION REPORT

(CONTINUED)

At the conclusion of the additional two-year performance period in June 2013, a number of Hybrid RSUs are forfeited, based on the CEO's assumed rating under the Scorecard for this example:

- 45,687 RSUs x 75% = 34,265 shares received

The retention of the 40% transfer of target LTI to STI reflects the Board's continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives.

Board Assessment
The Board believes that Hybrid RSUs and the Scorecard are an appropriate incentive vehicle in the current market because they:

- provide an incentive to ensure that the growth focus underlying the primary demand growth objective is not achieved at the expense of short and medium-term shareholder returns;
- align management with shareholders because the reward vehicle is based on share price;
- focus on long-term results over the three year performance period;
- focus management on sustainable long-term value creation;
- recognise that quantifying a specific long-term financial outcome requirement is not yet possible in the current market;
- avoid a mechanistic formula with outcomes based on market movements rather than management action; and
- allow the collective judgment of the independent directors to "forfeit" some or all of the potential value based on a number of long-term objectives identified by the Board as being able to affect longer-term outcomes in uncertain economic times.

3.3.2 Long-Term Incentives

The remaining 60% of the LTI target for senior executives was allocated as grants of RSUs based on the company's total shareholder return (which we refer to as "Relative TSR RSUs") relative to its peers, plus grants of cash-settled awards based on the company's stock price performance and the Scorecard (which we refer to as "Scorecard LTI"). The maximum payout under both of these programs was capped at 300% of the target.

(a) Relative TSR RSUs
30% of the LTI target for senior executives in fiscal year 2011 was allocated as grants of Relative TSR RSUs in September 2010.

The peer group for the Relative TSR RSUs is the same peer group of companies exposed to the US housing market which the company uses for compensation benchmarking purposes. The Board and Remuneration Committee believe that US companies form a more appropriate peer group than ASX listed companies as they are exposed to the same macro factors in the US housing market as the company faces. The names of the companies comprising the peer group for each grant of Relative TSR RSUs are set out in section 7 of this Remuneration Report.

The company's relative TSR performance will be measured against the peer group over a 3 to 5 year period from grant date, with testing after the third year, and then every six months until the end of year 5, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding Scale
≥75th Percentile	100%

Board's Assessment of the Relative TSR RSU Component of Long Term Incentive Plan
The Board considered whether re-testing is appropriate for Relative TSR RSUs, given some investors prefer a single test for relative performance measures. The Board concluded that re-testing is appropriate in the company's circumstances because the company's share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and believes that senior executives should be given the same opportunity as shareholders, who may elect to delay disposing of their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the global financial crisis. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so is more effective from a cost-benefit perspective.

(b) Scorecard LTI
30% of the LTI target for senior executives in fiscal year 2011 was allocated as grants of Scorecard LTI awards in June 2010.

Scorecard LTI is a cash-settled award with the final payout based on the company's share price performance over the three years from the grant date and the senior executive's Scorecard rating.

At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, the Board will assess each of the senior executive's contribution to the long-term objectives set out in the Scorecard to give them a rating of between 0 and 100. Depending on this rating, between 0% and 100% of the senior executive's awards will vest in June 2013. Each senior executive will receive a cash payment based on the company's share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period, adjusted downward in accord with their Scorecard rating.

Board Assessment of Scorecard LTI
The Board introduced Scorecard LTI because it considered that a reward that focused on longer-term strategic and operational goals was essential, given that specific longer-term financial objectives cannot be readily determined in the current uncertain housing market. Ensuring that the reward's value is tied to share price provides alignment with shareholder outcomes. Moreover, payment in cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the RSU programs) such that they are less likely to wish to sell their shares.

(c) Long-Term Incentives Below Senior Executive Level

In fiscal year 2011, selected employees other than senior executives received equity-based long-term incentives in the form of RSUs under the 2001 JHI SE Equity Incentive Plan (which we refer to as the "2001 Plan"). Participation in such a plan helps align the interests of employees with shareholders. Award levels are determined based on the Remuneration Committee's review of local market standards and the individual's responsibility, performance and potential to enhance shareholder value. Unlike the RSUs granted to senior executives, these RSUs generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date. The term of the 2001 Plan expires in September 2011 and shareholders will be asked at the 2011 AGM to extend it for a further 10 years.

Board's Assessment of 2001 Plan

The majority of participants in the 2001 Plan are US employees. Senior executives named in this report did not receive RSUs under the 2001 Plan in fiscal year 2011. The RSUs granted to other employees under the 2001 Plan follow normal and customary US grant guidelines and market practice and have no performance hurdles. The Board is satisfied that this practice is necessary to attract and retain US employees and is particularly effective in the current environment for the better management of the company's cash flow.

3.4 Details of Fixed Remuneration in Fiscal Year 2011

Fixed remuneration comprises base salaries, non-cash benefits, participation in a defined contribution retirement plan and superannuation contributions.

3.4.1 Base Salaries

James Hardie provides base salaries to attract and retain senior executives who are critical to the company's long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual's capability, experience and performance. Base pay for senior executives is positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic.

Following a review of senior executive compensation at the start of fiscal year 2011, the Board determined that only one of the company's senior executives would receive a base salary increase in fiscal year 2011, although two of the senior executives received base salary increases during fiscal year 2010 following an increase in their job responsibilities.

3.4.2 Non-Cash Benefits

James Hardie's executives may receive non-cash benefits such as a cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

3.4.3 Retirement Plan/Superannuation

In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

3.5 Relative Weightings of Fixed and Variable Remuneration in 2011

The substantial reduction in Variable Remuneration paid to senior executives in fiscal year 2011 compared to fiscal year 2010 is reflected in the reduced percentage of their total compensation received as Variable Remuneration in the table below. The amounts below are based on the actual remuneration received for performance in fiscal year 2011:

	Fixed Remuneration[1]	**Variable Remuneration**				
	Salary, Non-cash Benefits, Superannuation, 401(k) etc %	Cash Incentive[2]	Hybrid (RSUs)[3] %	Scorecard LTI[4] %	Relative TSR RSUs[5] %	Total Variable %
Louis Gries						
Fiscal Year 2011	**20**	**12**	**4**	**32**	**32**	**80**
Fiscal Year 2010	18	21	25	18	18	82
Russell Chenu						
Fiscal Year 2011	**55**	**13**	**2**	**15**	**15**	**45**
Fiscal Year 2010	46	10	18	13	13	54
Robert Cox[6]						
Fiscal Year 2011	**100**	**0**	**0**	**0**	**0**	**0**
Fiscal Year 2010	26	19	23	15	15	74
Mark Fisher						
Fiscal Year 2011	**36**	**17**	**3**	**22**	**22**	**64**
Fiscal Year 2010	25	23	21	16	16	75
Nigel Rigby						
Fiscal Year 2011	**36**	**17**	**3**	**22**	**22**	**64**
Fiscal Year 2010	24	24	21	16	16	76

[1] See section 3.4 of this report.

REMUNERATION REPORT

(CONTINUED)

[2] See section 3.3.1 of this report. This includes short-term cash incentive paid under the IP Plan and Executive Incentive Plan or as an additional one-off discretionary bonus in June 2011 for performance in fiscal year 2011.

[3] See sections 3.3.1(c) and 3.3.2(a) of this report. This includes long-term incentive paid under the Long Term Incentive Plan with Relative TSR RSUs granted in September 2010 and Hybrid RSUs (formerly Executive Incentive Plan RSUs) granted May 2011 for performance in fiscal year 2011. This amount includes the actual value of grant received in respect of fiscal year 2011 rather than the value used for accounting purposes.

[4] See section 3.3.2(b) of this report. This includes awards of Scorecard LTI under the Long Term Incentive Plan granted in June 2010.

[5] See section 3.3.2(a) of this report. This includes grants of Relative TSR RSUs under the Long Term Incentive Plan granted in September 2010.

[6] Was not eligible for a bonus under the Executive Incentive Plan in fiscal year 2011 and did not receive a grant of Hybrid RSUs, Scorecard LTI or Relative TSR RSUs in respect of fiscal year 2011.

3.6 Variable Remuneration Payable in Future Years

Details of the accounting cost of the Variable Remuneration for fiscal year 2011 that may be paid to senior executives over future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine.

The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP accounting standards.

(US dollars)	Scorecard LTI[1]			Hybrid RSUs[2]			Relative TSR RSUs[3]		
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Louis Gries	760,977	932,069	932,069	114,503	140,248	26,128	466,550	866,788	397,870
Russell Chenu	85,917	105,234	105,234	14,313	17,531	3,266	58,319	108,349	49,734
Robert Cox	–	–	–	–	–	–	–	–	–
Mark Fisher	85,917	105,234	105,234	13,291	16,279	3,033	54,153	100,610	46,181
Nigel Rigby	98,191	120,267	120,267	14,313	17,531	3,266	58,319	108,349	49,734

[1] Represents annual accounting cost for Scorecard LTI granted in June 2011 for performance in fiscal year 2011. The fair value of each award is adjusted for changes in JHI SE's share price at each balance sheet date until the Scorecard is applied at the conclusion of fiscal year 2012, at which time the final value of the Scorecard LTI is based on the company's share price and the senior executive's Scorecard rating at the time of vesting.

[2] Represents annual accounting cost for the Hybrid RSUs granted in June 2011 for performance in fiscal year 2011. The fair value of each RSU is adjusted for changes in JHI SE's share price at each balance sheet date until the Scorecard is applied in June 2013.

[3] Represents annual accounting cost for the Relative TSR RSUs granted in September 2010 with fair market value estimated using the Monte Carlo option-pricing method.

4. REMUNERATION FOR FISCAL YEAR 2012

4.1 Overview of Remuneration for Fiscal Year 2012

Following their review of the existing remuneration framework, the Remuneration Committee and Board resolved to continue with the remuneration framework of the last three years in fiscal year 2012.

In particular, the Board and Remuneration Committee has determined that the continuing challenging market conditions mean that a transfer of 40% of senior executives' LTI target to STI is warranted in order to ensure appropriate management focus on the company's short term results.

Subject to a number of adjustments described below, the STI and LTI incentive plans and the amount of a senior executive's STI and LTI target allocated to those plans will continue in fiscal year 2012.

4.2 Summary of Changes to Compensation for Fiscal Year 2012

The principal changes to the company's compensation programs in fiscal year 2012 are:

- expanding the 'Zero-to-Landfill' Scorecard objective to a broader 'Manufacturing Efficiency Reset' objective;
- indexing performance targets for the cash Executive Incentive Plan Payout Matrix for changes in the US repair and remodel market and pulp prices;
- indexing performance targets for the Hybrid RSUs for changes in pulp prices;
- giving the Remuneration Committee broader flexibility to reward senior executives under the IP Plan, subject to the existing cap of 150% of target; and
- increasing the CEO's target LTI by US$300,000 to US$3,100,000.

The reasons for these changes are set out in further detail below.

4.3 Details of Variable Remuneration Components in Fiscal Year 2012

4.3.1 Scorecard

The Board uses the Scorecard to set strategic objectives for which performance can only be assessed over a period of time. The company has made significant progress in each of the past three years reducing the amount of materials sent to landfill. In fiscal year 2012, the 'Zero-to-Landfill' objective will be expanded to a broader 'Manufacturing Efficiency Reset' objective which will be a multi-year initiative building (and continuing) the waste reduction objectives of 'Zero-to-Landfill' but also focusing on increasing machine efficiencies and product capabilities. Among other matters, this will support more energy efficient manufacturing.

4.3.2 FY2012 Short Term Incentive
For fiscal year 2012, the Board will continue to transfer 40% of each senior executive's LTI target to the STI target. This component will be received in Hybrid RSUs based on the company's performance in fiscal year 2012, which are then subject to negative discretion exercisable by the Board under the Scorecard in a further two years.

(a) Individual Performance Plan
20% of the STI target for senior executives (other than the CFO) will continue to be allocated to the IP Plan, to be paid in cash. There will be no change to the 150% maximum payout.

The existing IP Plan for senior executives has five levels of performance rating, each resulting in the payment of a certain percentage of the senior executive's STI target (up to a maximum of 150%). Whilst this rating system is effective and will be retained for most employees, the Board believes that a more flexible system is appropriate for senior executives. For fiscal year 2012, senior executives will still be assessed by the Board and Remuneration Committee on their individual performance against specific objectives, but the final amount payable under the IP Plan will be a discretionary payment determined by the Board and Remuneration Committee.

No other changes in the operation of the IP Plan are planned for fiscal year 2012.

(b) Executive Incentive Plan – Cash
80% of the STI target for senior executives (other than the CFO) will continue to be allocated to the Executive Incentive Plan. The maximum payout is 300% of target.

The existing 'Payout Matrix' will continue to be used in fiscal year 2012, although the matrix will incorporate indexing for changes in new housing starts, the US repair and remodel market and pulp prices. Other factors such as legacy costs and exchange rate movements will also be excluded.

The Board has approved a Payout Matrix for each business unit. Each Payout Matrix includes a range of Return Measure and Growth Measure targets. The actual amount earned will be determined by the actual earnings and sales growth results for each business unit, and the corporate result will be based on the combined results of all of the business units. Strong returns on one measure at the expense of the other measure may result in lower, or nil, reward.

All senior executives, including the CEO, will have a goal based on the corporate result.

The Board will have discretion to change the payout under the Payout Matrix if growth relative to market is below expectations and the Board determines that the reason for such performance is outside management's control or as a result of a management decision endorsed by the Board given an assessment of market circumstances at the time.

No other changes in the operation of the Executive Incentive Plan are planned for fiscal year 2012.

The Board believes that the Executive Incentive Program and Payout Matrix are appropriate for the reasons set out in sections 2.4 and 3.3.1(b) of this Remuneration report.

(c) LTI Transferred to STI – Hybrid RSUs
The company intends to continue to transfer 40% of LTI target for senior executives to an STI target, with an award based on fiscal year 2012 performance payable in two-year deferred Hybrid RSUs subject to the Scorecard, and vesting and converting to shares in June 2014. The maximum payout will remain at 300% of target.

The retention of the 40% transfer of target LTI to STI reflects the Board's continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives. The EBIT performance targets for the Hybrid RSUs are based on historical results. Achievement of a target payout in Hybrid RSUs will require improvement on the average performance for fiscal years 2009 to 2011, indexed to housing starts and pulp prices.

The Hybrid RSUs will then be subject to negative discretion of the Board based on the Scorecard in June 2014 (ie the number of Hybrid RSUs which are to vest and convert to shares may be reduced, depending on the rating received under the Scorecard). The Scorecard for the Hybrid RSUs will be the same as in fiscal year 2011, except that the 'Zero-to-Landfill' objective will be expanded to a broader 'Manufacturing Efficiency Reset' objective.

All senior executives, including the CEO, will have the same corporate level EBIT goal. The EBIT achievement will have the following potential payout slope:


Payout (% of Target)
300
250
200
150
100
50
0
70
80
90
100
110
120
130
140
Performance (% of Plan)

Before the Hybrid RSUs vest and convert to shares, the Board will assess each senior executive's contribution to the long-term objectives set out in the Scorecard and provide each of them with a rating of between 0 and 100. Depending on this rating, between 0% and 100% of the senior executive's Hybrid RSUs will vest. In effect, the Scorecard applies a "holdback and forfeiture" principle to ensure short-term results in fiscal year 2012 are not obtained at the expense of long-term sustainability.

All other elements of the Hybrid RSUs in fiscal year 2012 will be the same as in fiscal year 2011.

REMUNERATION REPORT

(CONTINUED)

Calculation of the Hybrid RSUs in June 2012 and June 2014 is described below:



LTI target
X
40%1
X
Payout based on performance against 2012 EBIT goal
=
Value granted in Hybrid RSUs
X
Scorecard Rating in June 2014 (0–100%)
=
Hybrid RSUs vesting and converting to shares

1 Amount of LTI target received as Hybrid RSUs in the absence of long-term quantitative financial measures

The Board believes that the Hybrid RSUs are appropriate for the reasons set out in section 3.3.1(c) of this Remuneration report.

4.3.2 Long-Term Incentive

In previous remuneration reports the Board has stated that the CEO's LTI target remains below target levels compared to US peers and that further adjustments will be required to bring the LTI target in line with the Board's policy. For fiscal year 2012, the CEO's LTI target will increase by $300,000 to $3,100,000.

(a) Relative TSR RSUs

It is currently intended that there will be no changes in the operation of Relative TSR RSUs or in the peer group of companies for fiscal year 2012.

The Board considered whether re-testing continued to be appropriate for Relative TSR RSUs, and determined that it is, given short-term price fluctuations in the price of the company's shares.

The maximum that can be received will remain at 300% of the LTI target allocated to Relative TSR RSUs.

(b) Scorecard LTI

Other than replacing the 'Zero-to-Landfill' objective with the 'Manufacturing Efficiency Reset' objective, it is currently intended that there will be no changes to the operation of Scorecard LTI for fiscal year 2012.

The maximum that can be received will remain at 300% of the LTI target allocated to Scorecard LTI.

Further details of the Relative TSR RSUs and Hybrid RSUs for fiscal year 2012 will be set out in the 2011 AGM Notice of Meeting.

4.4 Fixed Remuneration

No significant changes to Fixed Remuneration are planned for fiscal year 2012.

5. REMUNERATION TABLES FOR SENIOR EXECUTIVES

5.1 Total Remuneration for Senior Executives for the Years Ended 31 March 2011 and 31 March 2010

Details of the remuneration of the senior executives in fiscal year 2011 and 2010 are set out below:

(US dollars)			**Primary**	**Post-employment**	**Equity**	**Other**	
Name	Base Pay	Bonuses[1]	Noncash Benefits[2]	Superannuation and 401(k) Benefits	Equity Awards[3]	Relocation Allowances, Expatriate Benefits, and Other Non-recurring	Total
L. Gries							
Fiscal Year 2011	**$ 944,137**	**$ 948,342**	**$ 50,948**	**$ 17,072**	**$5,075,476**	**$599,806[4]**	**$ 7,635,781**
Fiscal Year 2010	936,860	1,688,832	471,208	12,999	3,744,250	174,510	7,028,659
R. Chenu							
Fiscal Year 2011	**828,334[5]**	**255,494**	**85,570**	**78,812**	**867,564**	**132,740**	**2,248,514**
Fiscal Year 2010	738,463	320,148	83,728	66,462	607,122	185,971	2,001,894
R. Cox[6]							
Fiscal Year 2011	**436,206**	**397,801**	**33,613**	**19,037**	**1,224,965**	**38,143**	**2,149,765**
Fiscal Year 2010	450,000	245,699	74,721	14,700	606,351	156,807	1,548,278
M. Fisher							
Fiscal Year 2011	**438,596**	**200,803**	**28,401**	**15,986**	**755,725**	**–**	**1,439,511**
Fiscal Year 2010	384,169	382,303	33,098	12,842	536,472	–	1,348,884
N. Rigby							
Fiscal Year 2011	**472,663**	**204,204**	**24,413**		**765,132**	**–**	**1,466,412**
Fiscal Year 2010	397,558	406,711	24,228	–	536,472	–	1,364,969
Total Compensation for Senior Executives							
Fiscal Year 2011	**3,119,936**	**2,006,644**	**222,945**	**130,907**	**8,688,862**	**770,689**	**14,939,983**
Fiscal Year 2010	2,907,050	3,043,693	686,983	107,003	6,030,667	517,288	13,292,684

[1] Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amounts in fiscal years 2011 and 2010 include all incentive amounts accrued in respect of each fiscal year, pursuant to the terms of the applicable plans and any additional one-off discretionary bonuses paid. In addition, since the amount reported each year is an estimated accrual, fiscal year 2010's bonus amounts include any adjustments to the 2009 bonus amounts previously reported to the extent necessary to reflect the actual bonus paid. Senior executives were paid fiscal year 2010 bonuses in performance shares. Refer to section 3 of this remuneration report for a summary of the terms of our Variable Remuneration plans.

[2] Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

[3] Includes grants of Scorecard LTI awards, Relative TSR and Hybrid RSUs. Relative TSR RSUs are valued using the Monte Carlo simulation method. Hybrid RSUs and Scorecard LTI awards are valued based on JHI SE's share price at each balance date. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

[4] Includes a one-off non-cash charge to recognise gross up and tax paid on fiscal year 2010's bonus during secondment to The Netherlands.

[5] R Chenu's base salary is paid in A$ and a significant amount of this increase is as a result of changes in the A$:US$ exchange rate.

[6] A number of R Cox's RSUs and Scorecard LTI were forfeited during fiscal year 2011. Under US GAAP accounting standards the company was required to record a non-cash cost in relation to the forfeiture.

REMUNERATION REPORT

(CONTINUED)

5.2 Equity Holdings for the Years Ended 31 March 2011 and 2010

(a) Options

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2010	Granted	Total Value at Grant[1] (US$)	Vested	Exercised	Value at Exercise per right[2] (US$)	Lapsed	Value at Lapse per right[3] (US$)	Holding at 31 March 2011	Weighted Average Fair Value per right[4]
Senior Executives												
Louis Gries	3-Dec-02[6]	$ 6.4490	325,000	325,000	$ 210,633	325,000	–	–	–	–	325,000	$ 0.6481
	5-Dec-03[5]	$ 7.0500	325,000	325,000	$ 338,975	325,000	–	–	–	–	325,000	$ 1.0430
	22-Nov-05[6]	$ 8.5300	1,000,000	1,000,000	$ 2,152,500	–	–	–	1,000,000	–	–	$ 2.1525
	21-Nov-06[7]	$ 8.4000	415,000	415,000	$ 888,100	415,000	–	–	–	–	415,000	$ 2.1400
	21-Nov-06[7]	$ 8.4000	381,000	381,000	$ 1,131,570	381,000	–	–	–	–	381,000	$ 2.9700
	29-Aug-07[7]	$ 7.8300	445,000	445,000	$ 965,650	445,000	–	–	–	–	445,000	$ 2.1700
	29-Aug-07[7]	$ 7.8300	437,000	437,000	$ 1,302,260	437,000	–	–	–	–	437,000	$ 2.9800
Russell Chenu	22-Feb-05[5]	$ 6.3000	93,000	93,000	$ 107,973	93,000	–	–	–	–	93,000	$ 1.1610
	22-Nov-05[6]	$ 8.5300	90,000	90,000	$ 193,725	–	–	–	90,000	–	–	$ 2.1525
	21-Nov-06[7]	$ 8.4000	65,000	65,000	$ 139,100	65,000	–	–	–	–	65,000	$ 2.1400
	21-Nov-06[7]	$ 8.4000	60,000	60,000	$ 178,200	36,000	–	–	–	–	60,000	$ 2.9700
	29-Aug-07[7]	$ 7.8300	68,000	68,000	$ 130,200	68,000	–	–	–	–	68,000	$ 2.1700
	29-Aug-07[7]	$ 7.8300	66,000	66,000	$ 178,800	36,960	–	–	–	–	66,000	$ 2.9800
Robert Cox	–	–	–	–	–	–	–	–	–	–	–	–
Mark Fisher	17-Dec-01	$ 5.0586	68,283	68,283	$ 28,904	68,283	68,283	1.7114	–	–	–	$ 0.4233
	3-Dec-02	$ 6.4490	74,000	74,000	$ 47,959	74,000	–	–	–	–	74,000	$ 0.6481
	5-Dec-03	$ 7.0500	132,000	132,000	$ 137,676	132,000	–	–	–	–	132,000	$ 1.0430
	14-Dec-04	$ 5.9900	180,000	180,000	$ 183,276	180,000	–	–	–	–	180,000	$ 1.0182
	1-Dec-05	$ 8.9000	190,000	190,000	$ 386,137	190,000	–	–	–	–	190,000	$ 2.0323
	21-Nov-06	$ 8.4000	158,500	158,500	$ 291,069	158,500	–	–	–	–	158,500	$ 1.8364
	10-Dec-07	$ 6.3800	277,778	277,778	$ 275,064	277,778	–	–	–	–	277,778	$ 0.9903
Nigel Rigby	17-Dec-01	$ 5.0586	20,003	20,003	$ 8,467	20,003	–	–	–	–	20,003	$ 0.4233
	3-Dec-02	$ 6.4490	27,000	27,000	$ 17,499	27,000	–	–	–	–	27,000	$ 0.6481
	5-Dec-03	$ 7.0500	33,000	33,000	$ 34,419	33,000	–	–	–	–	33,000	$ 1.0430
	14-Dec-04	$ 5.9900	180,000	180,000	$ 183,276	180,000	–	–	–	–	180,000	$ 1.0182
	1-Dec-05	$ 8.9000	190,000	190,000	$ 386,137	190,000	–	–	–	–	190,000	$ 2.0323
	21-Nov-06	$ 8.4000	158,500	158,500	$ 291,069	158,500	–	–	–	–	158,500	$ 1.8364
	10-Dec-07	$ 6.3800	277,778	277,778	$ 275,084	277,778	–	–	–	–	277,778	$ 0.9903

(b) RSUs

Name	Grant Date	Holding at 1 April 2010	Granted	Total Value at Grant (US$)	Vested	Lapsed	Holding at 31 March 2011	Weighted Average Fair Value per unit
Senior Executives								
Louis Gries	15-Sep-08[8]	201,324	201,324	$ 746,107	201,324	–	–	$ 3.7060
	15-Sep-08[9]	558,708	558,708	$ 1,592,318	–	–	558,708	$ 2.8500
	29-May-09	487,446	487,446	$ 2,100,892	–	–	487,446	$ 3.3650
	15-Sep-09[9]	234,900	234,900	$ 1,653,696	–	–	234,900	$ 5.0100
	11-Dec-09[9]	81,746	81,746	$ 670,317	–	–	81,746	$ 6.9100
	07-Jun-10[11]	–	360,267	$ 2,604,730	–	–	360,267	$ 5.9477
	15-Sep-10[9]	–	577,255	$ 3,428,895	–	–	577,255	$ 4.4965
Russell Chenu	15-Sep-08[9]	108,637	108,637	$ 309,615	–	–	108,637	$ 2.8500
	29-May-09	94,781	94,781	$ 408,506	–	–	94,781	$ 3.3650
	15-Sep-09[9]	45,675	45,675	$ 321,552	–	–	45,675	$ 5.0100
	11-Dec-09[9]	15,895	15,895	$ 130,339	–	–	15,895	$ 6.9100
	07-Jun-10[11]	–	70,052	$ 506,476	–	–	70,052	$ 5.9477
	15-Sep-10[9]	–	72,157	$ 428,613	–	–	72,157	$ 4.4965
Robert Cox	15-Sep-08[9]	155,196	155,196	$ 442,309	–	62,504	92,692	$ 2.8500
	29-May-09	135,402	135,402	$ 583,583	–	61,580	73,822	$ 3.3650
	15-Sep-09[9]	65,250	65,250	$ 459,360	–	65,250	–	$ 5.0100
	11-Dec-09[9]	22,707	22,707	$ 186,197	–	22,707	–	$ 6.9100
	07-Jun-10[11]	–	100,074	$ 723,535	–	96,788	3,286	$ 5.9477
Mark Fisher	17-Jun-08[10]	36,066	36,066	$ 144,625	–	–	36,066	$ 4.0100
	17-Dec-08[9]	116,948	116,948	$ 268,980	–	–	116,948	$ 2.3000
	29-May-09	77,548	77,548	$ 334,232	–	–	77,548	$ 3.3650
	15-Sep-09[9]	39,150	39,150	$ 275,616	–	–	39,150	$ 5.0100
	11-Dec-09[9]	13,624	13,624	$ 111,717	–	–	13,624	$ 6.9100
	07-Jun-10[11]	–	60,044	$ 434,118	–	–	60,044	$ 5.9477
	15-Sep-10[9]	–	67,003	$ 397,998	–	–	67,003	$ 4.4965
Nigel Rigby	17-Jun-08[10]	36,066	36,066	$ 44,625	–	–	36,066	$ 4.0100
	17-Dec-08[9]	116,948	116,948	$ 268,980	–	–	116,948	$ 2.3000
	29-May-09	77,548	77,548	$ 334,232	–	–	77,548	$ 3.3650
	15-Sep-09[9]	39,150	39,150	$ 275,616	–	–	39,150	$ 5.0100
	11-Dec-09[9]	13,624	13,624	$ 111,716	–	–	13,624	$ 6.9100
	07-Jun-10[11]	–	60,044	$ 434,118	–	–	60,044	$ 5.9477
	15-Sep-10[9]	–	72,157	$ 428,613	–	–	72,157	$ 4.4965

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5] Options granted under 2001 JHI SE Equity Incentive Plan. See section 7, page 58 for summary of key terms of options granted.

[6] Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, page 60 for summary of key terms of options granted.

[7] Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, pages 59-60 for summary of key terms of options granted.

[8] Deferred Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, page 61 for key terms of Deferred Bonus RSUs.

[9] Relative TSR RSUs granted under LTIP. See section 7, page 59 for key terms of Relative TSR RSUs.

[10] Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI SE Equity Incentive Plan.

[11] Hybrid RSUs (formerly Executive Incentive Plan RSUs) granted under LTIP. See Section 7, Page 60 for key terms of Hybrid RSUs.

REMUNERATION REPORT

(CONTINUED)

(c) Scorecard LTI

Name	Grant Date	Holding at 1 April 2010	Granted	Vested	Lapsed	Holding at 31 March 2011
Senior Executives						
Louis Gries	21-Jun-09	483,294	483,294	–	–	483,294
	29-Jun-10	–	442,424	–	–	442,424
Russell Chenu	21-Jun-09	93,974	93,974	–	–	93,974
	29-Jun-10	–	55,303	–	–	55,303
Robert Cox	21-Jun-09	134,248	134,248	–	88,315	45,933
	29-Jun-10	–	–	–	–	–
Mark Fisher	21-Jun-09	80,549	80,549	–	–	80,549
	29-Jun-10	–	51,353	–	–	51,353
Nigel Rigby	21-Jun-09	80,549	80,549	–	–	80,549
	29-Jun-10	–	55,303	–	–	55,303

5.3 Senior Executive's Relevant Interests in JHISE

Changes in senior executives' relevant interests in JHI SE securities between 1 April 2010 and 31 March 2011 are set out below:

	CUFS at 1 April 2010	CUFS at 31 March 2011	Options at 1 April 2010	Options at 31 March 2011	RSUs at 1 April 2010	RSUs at 31 March 2011
Louis Gries	259,875	298,543	3,328,000	2,328,000	1,564,124	2,300,322
Russell Chenu	35,000	55,990	442,000	352,000	264,988	407,197
Robert Cox	–	48,621	–	–	378,555	169,800
Mark Fisher	29,519	96,519	1,080,561	1,012,278	283,336	410,383
Nigel Rigby	–	73,792	886,281	886,281	283,336	415,537

5.4 Stock Ownership Guidelines

The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the company's shareholders. The company has adopted stock ownership guidelines for senior executives which require them to accumulate the following holdings in the company over a period of five years from 1 April 2009:

Position	Multiple of base salary
Chief Executive Officer	3x
Chief Financial Officer and General Counsel	1.5x
Other senior executives	1x

Until the guideline has been achieved, a senior executive is required to retain at least 75% of shares obtained under the company's long-term equity incentive plans, by exercising of options or vesting of the RSUs (net of taxes and other costs).

The CEO and two other senior executives held the number of shares required to comply with the stock ownership guidelines during fiscal year 2011. However, even after the stock ownership guidelines have been achieved, senior executives are required to retain at least 25% of shares issued under the company's long-term equity incentive plans as a result of exercise of options or vesting of RSUs (net of taxes and other costs).

Details of the company's policy regarding employees hedging James Hardie shares or grants under various equity incentive plans are set out on page 68 of the Corporate Governance Report within this annual report.

5.5 Loans

The company did not grant loans to senior executives during fiscal year 2011. There are no loans outstanding to senior executives.

6. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the CEO, CFO and General Counsel and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

6.1 CEO's Employment Contract

Details of the terms of the CEO's employment contract are as follows:

Components	Details
Length of contract	Indefinite. The CEO is an 'at-will' employee.
Base salary	US$950,000 for fiscal year 2011 and 2012. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2012.
Short-term incentive	Annual STI target is 125% of annual base salary for fiscal year 2011 and 2012. The quantum of STI target is reviewed annually by the Board in May. The Remuneration Committee recommends the company's and CEO's performance objectives, and the performance against these objectives, to the Board for approval. The CEO's short-term incentive is calculated under the Executive Incentive Plan and the IP Plan.
Long-term incentive	On the approval of shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US. For fiscal year 2012, the LTI target will be US$3.1 million.
Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The company will match the CEO's contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease employment with the company by providing written notice. If the CEO retires with the approval of the Board then his unvested RSUs and awards will not be forfeited and will be held until the next test date.
Termination by James Hardie	The company may terminate the CEO's employment for cause or not for cause. If the company terminates the CEO's employment, not for cause, or the CEO terminates his employment "for good reason" the company will pay the following: (a) amount equivalent to 1.5 times the CEO's annual base salary at the time of termination; and (b) amount equivalent to 1.5 times the CEO's average STI actually paid in up to the previous three fiscal years as CEO; and (c) continuation of health and medical benefits at the company's expense for the duration of the consulting agreement referenced below; and
Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the Company's non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the LTIP, the CEO's outstanding options will not expire during any post-termination consulting period. In addition, in the event of an agreed separation or agreed retirement, his unvested restricted stock units and awards will not be automatically forfeited. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the company's fibre cement business in the United States over the past 20 years.

6.2 CFO's Employment Contract

Details of the CFO's employment contract are as follows:

Components	Details
Length of contract	Fixed period concluding 5 October 2012.
Base salary	A$900,279 for fiscal year 2011. Salary reviewed annually by the Board in May.
Short-term incentive	Annual STI target is 33% of annual base salary as set out in the CFO's employment contract, based on personal goals. The CFO does not participate in the Executive Incentive Program for his short-term incentive.
Long-term incentive	The CFO will receive stock options or other long-term equity with performance hurdles each year. The value of equity to be granted will be equivalent to at least US$350,000.
Superannuation	The CFO is entitled to superannuation contributions equal to 9% of his base salary. The contribution to the CFO's superannuation fund will be the maximum contribution currently allowed by law (A$50,000), with the balance paid to the CFO.
Resignation or Termination	The company or CFO may cease the CFO's employment with the company by providing three months' notice in writing.
Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the company or the CFO may terminate the CFO's employment. The company will pay the CFO a severance payment equal to the greater of 12 months' pay or the remaining proportion of the term of the contract.

REMUNERATION REPORT

(CONTINUED)

6.3 Benefits contained in contracts for CEO, CFO and General Counsel

In fiscal year 2011, and until we moved our corporate domicile to Ireland, the CEO, CFO and General Counsel were on international assignment in The Netherlands. During the time of their international assignment, the employment contracts for the CEO, CFO and General Counsel also specified the benefits listed below. The CFO continues to receive these benefits during the term of his assignment in the US:

International Assignment	Additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.
Other	**Tax Equalisation:** The company covers the extra personal tax burden imposed by residency in The Netherlands. **Tax Advice:** The company will pay the costs of filing income tax returns in The Netherlands. **Health, Welfare and Vacation Benefits:** Eligible to receive all health, welfare and vacation benefits offered to all US employees, or similar benefits. The CEO was also eligible to participate in the company's Executive Health and Wellness program. **Business Expenses:** Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid for in connection with the performance of their services under their employment agreements. **Automobile:** The company will either purchase or lease an automobile for business and personal use, or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the US.

6.4 Other senior executives' employment contracts

Details of employment contracts for senior executives are as follows:

Components	**Details**
Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May.
Short-term incentive	An annual STI target is set at a percentage of the senior executive's salary. The STI target is between 60% and 65% and reviewed annually.
Long-term incentive	Upon the approval of the Board, awards of Scorecard LTI awards and grants of Relative TSR and Hybrid RSUs may be made under the LTIP plan.
Defined Contribution Plan	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the senior executive's contributions into the plan up to the annual IRS limit.
Resignation	The senior executive may cease employment with the company by providing 30 days' written notice.
Termination by James Hardie	The company may terminate the senior executive's employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.
Post-termination Consulting	Depending on the senior executive's individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the senior executive's annual base salary as of the termination date for each year of consulting.
Other	**Health, Welfare and Vacation Benefits:** Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the company's Executive Health and Wellness program. **Business Expenses:** The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment. **Automobile:** The company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month.

7. KEY TERMS OF EQUITY GRANTS

7.1 Outstanding Equity Grants

2001 JHI SE Equity Incentive Plan (Options)	Annual option grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007. Off-cycle grants made to new employees in March 2007.
Offered to	General management, not Managing Board directors[1] (all awards were granted while JHI SE was domiciled in The Netherlands).
Vesting schedule	25% of options vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiration date	10th anniversary of each grant.

2001 JHI SE Equity Incentive Plan (RSUs)	Annual grants made in December 2008, 2009 and 2010. RSUs replaced options as the company's grant vehicle in 2008.
Offered to	Senior employees other than senior executives.
Vesting schedule	25% of RSUs vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Options granted on 21 November 2006 and 29 August 2007. Grants were divided into two tranches: Return on Capital Employed (which we refer to as "ROCE") and TSR.
Offered to	Managing Board directors.
Performance period	Three years to five years from the grant date.
Retesting	Yes, for the TSR tranche only, on the last Business Day of each six-month period following the 3rd Anniversary and before the 5th Anniversary.
Exercise period	Until ten years from the grant date.
Performance condition	*For the ROCE tranche:* ROCE performance against the following global peer group of building materials companies in US, Europe and Australia specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichiha Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc. *For the TSR tranche:* TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies, and adjusted to account for additions and deletions to S&P/ASX 100 during the relevant period.
Vesting criteria	*For the ROCE tranche:* – 0% vesting if ROCE below 60th percentile of peer group. – 50% vesting if ROCE at 60th percentile of peer group. – Between the 60th and 85th percentiles, vesting on a straight line basis. – 100% vesting if ROCE is at 85th percentile of peer group. *For the TSR tranche:* – 0% vesting if TSR below 50th percentile of peer group. – 50% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentiles, vesting on a straight line basis. – 100% vesting if TSR is at 75th percentile of peer group.
Vesting to date	To date, the 2006 and 2007 grant ROCE tranche options vested 100%, the 2006 TSR tranche options have vested 60% and the 2007 TSR tranche options have vested 56%. No options have been exercised.
James Hardie Industries Long Term Incentive Plan 2006 (Relative TSR RSUs) (RSUs)	Relative TSR RSUs granted September and December 2008 and 2009 and September 2010.
Offered to	Senior executives and Managing Board directors (1).
Performance period	Three years to five years from the grant date.
Retesting	Yes, on the last Business Day of each six month period following three years from grant date and before five years from grant date.
Exercise period	Until five years from the grant date.

[1] The Managing Board was dissolved on 17 June 2011 following completion of JHISE's re-domicile to Ireland.

REMUNERATION REPORT

(CONTINUED)

Performance condition	TSR performance hurdle compared to the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc. For 2010 onwards, the TSR performance hurdle peer group companies also include American Woodmark Corp, Apogee Enterprises, Inc, Amstrong World Enterprises, Inc, Fortune Brands, Inc, Interface, Inc, Mohawk Industries, Inc and PGT Inc.
Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group. – 33% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentile, vesting is on a straight line basis. – 100% vesting if TSR is at 75th percentile of peer group.
RSU exercise price	Not applicable.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 (Hybrid RSUs) (Previously referred to as Executive Incentive RSUs)	Hybrid RSUs granted June 2010 and 2011.
Offered to	Senior executives and Managing Board directors.
Option Exercise Price	Nil.
Vesting schedule (2010 grant only)	A proportion will vest on the 2nd anniversary of the grant depending on each senior executive's Scorecard rating between 0 and 100.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 Scorecard LTI (Cash Awards)	Cash-settled Awards granted June 2009, 2010 and 2011
Offered to	Senior executives.
Option Exercise Price	Nil.
Performance period	Three years from the grant date.
Payment schedule	A cash payment based on the company's share price at the end of the performance period multiplied by the number of shares that could have been acquired at the start of the performance period and the senior executive's Scorecard rating. A proportion of the payment will be payable on the 3rd anniversary of the grant depending on each senior executive's Scorecard rating between 0 and 100.
Expiration date	Three years from the grant date.

7.2 Equity grants which vested or lapsed in fiscal year 2011

2005 Managing Board Transitional Stock Option Plan (MBTSOP) (Options)	Options granted on 22 November 2005.
Offered to	Managing Board directors.
Performance period	22 November 2005 to 22 November 2008.
Retesting	Yes, on the last Business Day of each six-month period following the 3rd anniversary and before the 5th anniversary.
Exercise period	Not applicable, as all options have lapsed.
Performance condition Vesting criteria	TSR compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies in the 200 Financials and 200 A-REIT GICS sector indices. – 0% vesting if TSR below 50th percentile of peer group. – 50% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentiles, vesting on a straight line basis. – 100% vesting if TSR is at least 75th percentile of peer group.
Vested/Lapsed	Lapsed with no options vesting.

2001 JHI SE Equity Incentive Plan Deferred Bonus Program (RSUs)	One-off grant of RSUs to senior executives made 17 June 2008. Grant to CEO made 15 September 2008 under James Hardie Industries Long Term Incentive Plan 2006.
Offered to	Senior executives.
RSU exercise price	Nil.
Vesting schedule	100% vest on the 2nd anniversary of the grant.
Expiration date	The RSUs vested and converted into shares granted on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 Hybrid RSUs (RSUs)	Hybrid RSUs granted June 2009.
Offered to	Senior executives and Managing Board directors (1).
Option Exercise Price	Nil.
Vesting schedule (2009 grant only)	100% vest on the 2nd anniversary of the grant.
Expiration date	The RSUs vested and converted into shares granted on a one-for-one basis.

Further details of equity incentive plans that expired during fiscal year 2011 are provided in Note 16 to the consolidated financial statements starting on page 99 of this annual report.

8. REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee's independent external remuneration advisers, within the maximum total amount approved by shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.

Additional Board fees are not paid to executive Board directors.

8.1 Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and to members of the Due Diligence Committee (discussed below). All directors' fees are paid in cash.

During fiscal year 2011, the Remuneration Committee reviewed non-executive directors' fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended increasing non-executive director fees, excluding fees paid to Committee Chairs, by 5% effective 1 April 2011.

The fees paid in fiscal year 2011, and payable in fiscal year 2012 are:

(US $) **Role**	**Fiscal year 2011**	**Fiscal year 2012**
Chairman	$315,000	$330,750
Deputy Chairman	$183,750	$192,938
Board member	$136,500	$143,325
Audit Committee Chairman	$ 20,000	$ 20,000
Remuneration or Nominating and Governance Committee Chairman	$ 10,000	$ 10,000

During fiscal year 2009, the Board formed the Due Diligence Committee, comprised of representatives from the Board and management. This committee was formed to assist the Board with reviewing and considering alternative proposals to move the company's domicile.

Non-executive directors who attended meetings of the Due Diligence Committee received fees of US$1,500 per meeting, and the Chairman received fees of $3,000 per meeting, in addition to their base fee. The Due Diligence Committee met three times in fiscal year 2011 as part of the completion of the Company's Re-domicile.

As the focus of the Board is on the long-term direction and well-being of James Hardie, there is no direct link between non-executive directors' remuneration and the short-term results of the company.

8.2 Board Accumulation Policy

Non-executive directors are expected to accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHI SE shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee monitors non-executive directors' progress against this policy on a periodic basis.

8.3 Supervisory Board Share Plan

Under the Supervisory Board Share Plan 2006 (which we refer to as the "SBSP"), non-executive directors could elect to receive some of their annual fees in JHI SE shares. The complexity of the four different jurisdictions in which the company's individual directors are resident means that it is easier for most directors to directly acquire shares to meet the Board Accumulation Policy. As a result, the SBSP has been discontinued.

8.4 Director Retirement Benefits

The company does not provide any benefits for our non-executive Board directors upon termination of employment.

REMUNERATION REPORT

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8.5 Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2011 and 31 March 2010

The table below sets out the remuneration for those directors who served on the Board during the fiscal years ended 31 March 2011 and 31 March 2010:

(US dollars)	Primary	Equity		
Name	Directors' Fees[1]	JHI SE Stock[2]	Other Benefits[3]	Total
M. Hammes				
Fiscal Year 2011	**$ 316,500**	**$ –**	**$ 6,065**	**$ 322,565**
Fiscal Year 2010	221,000	85,000	10,641	316,641
D. McGauchie				
Fiscal Year 2011	**193,750**	**–**	**1,659**	**195,409**
Fiscal Year 2010	185,000	–	2,428	187,428
B. Anderson				
Fiscal Year 2011	**159,500**	**–**	**1,005**	**160,505**
Fiscal Year 2010	155,000	10,000	8,290	173,290
D. Dilger[4]				
Fiscal Year 2011	**154,019**	**–**	**2,431**	**156,450**
Fiscal Year 2010	75,000	–	1,784	76,784
D. Harrison				
Fiscal Year 2011	**146,500**	**–**	**1,456**	**147,956**
Fiscal Year 2010	130,000	10,000	10,000	150,000
J. Osborne				
Fiscal Year 2011	**138,000**	**–**	**2,483**	**140,483**
Fiscal Year 2010	127,500	10,000	990	138,490
R. van der Meer				
Fiscal Year 2011	**136,500**	**–**	**1,264**	**137,764**
Fiscal Year 2010	120,000	10,000	–	130,000
Total Compensation for Non-Executive Directors				
Fiscal Year 2011	**$1,244,769**	**$ –**	**$16,363**	**$1,261,132**
Fiscal Year 2010	1,013,500	125,000	34,133	1,172,633

[1] Amount includes base, Chairman, Deputy Chairman, Committee Chairman and Due Diligence Committee attendance fees.

[2] The Supervisory Board Share Plan (SBSP) was discontinued for fiscal year 2011. For fiscal year 2010, the actual amount spent by each Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI SE shares acquired was determined by dividing the amount of participation in the SBSP by the market purchase price. Refer to section 8.3 for further details about the SBSP.

[3] Other Benefits includes the cost of non-executive directors' fiscal compliance in The Netherlands and other costs connected with Board-related events.

[4] Mr. Dilger was appointed as a director effective September 2, 2009. The amounts for fiscal year 2011 include $17,519 fees paid for service on a number of the Company's subsidiary boards, as approved by the Board.

8.6 Non-Executive Directors' Interests in JHISE

Changes in non-executive directors' relevant interests in JHI SE securities between 1 April 2010 and 31 March 2011 are set out below:

	Number of Shares/CUFS At 1 April 2010	On market Purchases	Number of Shares/CUFS at 31 March 2011
Michael Hammes	32,847[1]	–	32,847
Donald McGauchie	25,372[2]	–	25,372
Brian Anderson	7,635	–	7,635
David Dilger	25,000[3]	–	25,000
David Harrison	12,384[4]		12,384
James Osborne	2,551	–	2,551
Rudy van der Meer	17,290	–	17,290

[1] 9,000 shares/CUFS held as ADRs.

[2] 6,000 shares held for the McGauchie Superannuation Fund.

[3] 25,000 shares held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.

[4] 10,000 shares held as ADRs.

CORPORATE GOVERNANCE

These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year 2011 and contain an overview of our corporate governance framework, developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Board in June 2011.

On 17 June 2010, we completed Stage 2 of a proposal to move our corporate domicile from The Netherlands to Ireland, and as a result James Hardie Industries SE moved its corporate seat to Ireland (which we refer to as the "Re-domicile").

Where applicable, these Corporate Governance Principles indicate the changes in the Company's governance arrangements as a result of implementing the Re-domicile. References to the Board are references to the Supervisory Board prior to completion of the Re-domicile, and to the single Board following completion of the Re-domicile.

These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) or by requesting a printed copy from the Company Secretary at the Company's head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

CORPORATE GOVERNANCE AT JAMES HARDIE

OVERVIEW

James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the US SEC, the Irish Takeover Panel and various other rulemaking bodies.

In addition, prior to completing Stage 2 of the Re-domicile, we were also subject to the jurisdiction of the Dutch Authority Financial Markets and the Dutch Corporate Governance Code.

James Hardie's corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe is in our and our stakeholders' interests, changes in law and current best practices.

Our corporate governance framework incorporates processes and policies designed to provide the Board with appropriate assurance about the operations and governance of the Company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.

BOARD STRUCTURE

The responsibilities of our Board and Board Committees are formalised in our Articles of Association and our Board Committee charters, respectively. The Board has also reserved certain matters to itself.

Number of Boards

Since completion of Stage 2 of the Re-domicile, the Company has had a single Board.

However, prior to the completion of the Re-domicile, James Hardie had a two-tiered board structure, consisting of a Supervisory Board and a Managing Board.

Single Board

The Board comprises seven non-executive directors and the CEO. The Board must have no less than three and not more than twelve directors, as determined by the Board.

Board directors may be elected by our shareholders at general meetings or by the Board if there is a vacancy. The Board and our shareholders have the right to nominate candidates for the Board. Board directors may be dismissed by our shareholders at a general meeting.

Irish law provides that the Board is responsible for the management and operation of James Hardie. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels. The Board has also reserved certain matters to itself, including:

- appointing, removing and assessing the performance and remuneration of the CEO and CFO;
- succession planning for the Board and senior management and defining the Company's management structure and responsibilities;
- approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;
- convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;
- approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;
- approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;
- reviewing the authority levels of the CEO and management;
- approving the remuneration framework for the Company;
- overseeing corporate governance matters for the Company;
- approving corporate-level Company policies;
- considering management's recommendations on various matters which are above the authority levels delegated to the CEO or management; and
- any other matter which the Board considers ought to be approved by the Board.

The full list of those matters reserved to the Board are formalised in our Board reserved powers charter, which is available on our website (www.jameshardie.com, select Investor Relations, Corporate Governance, then Board Powers).

In discharging its duties, the Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and other parties involved in or with James Hardie.

SUPERVISORY BOARD

The Supervisory Board was in existence until 17 June 2010, when it was replaced by the single Board. It comprised only non-executive directors, with at least two members or a higher number as determined by the Supervisory Board.

The Supervisory Board supervised and provided advice to the Managing Board, and was responsible for, amongst other matters:

- nominating Managing Board directors for election by shareholders;
- appointing and removing the CEO and the Chairman of the Managing Board;
- approving Managing Board decisions relating to specified matters or above agreed thresholds;
- approving the strategic plan and annual budget proposed by the Managing Board;

CORPORATE GOVERNANCE

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- approving the annual financial accounts;
- supervising the policy and actions of the Managing Board;
- supervising the general course of affairs of James Hardie and the business it operates;
- approving issues of new shares;
- approving declaration of dividends;
- approving any share buy-back programs and cancelling the shares bought back;
- approving any significant changes in the identity or nature of the Company;
- approving the strategy set by the Managing Board;
- monitoring Company performance; and
- maintaining effective external disclosure policies and procedures.

MANAGING BOARD

The Managing Board was in existence until 17 June 2010, when it ceased to exist and the CEO joined the single Board. It comprised only executive directors, with at least two members or such higher number as determined by the Supervisory Board.

The Managing Board was accountable to the Supervisory Board and to the shareholders for the day-to-day management of the Company, including:

- administering the Company's general affairs, operations and finance;
- preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the Company for the next three years, for approval by the Supervisory Board;
- ensuring the implementation of the Company's strategic plan;
- preparing quarterly and annual accounts, management reports and media releases;
- monitoring the Company's compliance with all relevant legislation and regulations and managing the risks associated with the Company's activities;
- reporting and discussing the Company's internal risk management and control systems with the Supervisory Board and the Audit Committee; and
- representing, entering into and performing agreements on behalf of the Company.

OPERATION OF THE BOARD

BOARD MEETINGS

The Board meets at least four times a year or whenever the Chairman or three or more members have requested a meeting.

Meetings are generally held at the Company's offices in Ireland (and in The Netherlands prior to completion of the Re-domicile). At each physical meeting, the Board meets in executive session without management present for at least part of the meeting. The Board may also delegate some of its powers to a sub-committee of the Board or pass resolutions by written consent.

The number of Board and Board Committee meetings held, and each director's attendance during the fiscal year, is set out below:

Name	Board		Audit		Remuneration		Nominating & Governance		Managing Board	
	H	A	H	A	H	A	H	A	H	A
Hammes	7	7	8	8	6	6	5	5	–	–
Anderson	7	7	8	8	6	6	–	–	–	–
Dilger	7	7	8	8	3	3	–	–	–	–
Harrison	7	7	8	8	6	6	–	–	–	–
McGauchie	7	7	–	–	6	6	5	5	–	–
Osborne	7	7	–	–	–	–	5	5	–	–
Van der Meer	7	7	–	–	–	–	5	5	–	–
Gries	7	7	–	–	–	–	–	–	4	4
Chenu			–	–	–	–	–	–	4	4
Cox			–	–	–	–	–	–	4	4

H = Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A = Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

DIRECTOR QUALIFICATIONS

Directors have skills, qualifications, experience and expertise which assist the Board to fulfill its responsibilities and assist the Company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised above in the Board of Directors biography section and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings.

The Nominating and Governance Committee reviews the other commitments of Board members each year.

SUCCESSION PLANNING

The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.

The Board and Nominating and Governance Committee have also spent significant time over the past years considering the appropriate composition of the Board.

During the year, the Board and Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board.

RETIREMENT AND TENURE POLICY

The Company does not have a retirement and tenure policy. The length of tenure of individual Board directors is considered as part of the Board's decision-making process when considering whether a director should be recommended by the Board for re-election.

BOARD EVALUATION

The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2011, a purpose-designed survey was used by directors to self-assess the operation of the Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

The Chairman discussed with each Board director, and the Deputy Chairman discussed with the Chairman, his performance and contribution to the effectiveness of the Board. The Nominating and Governance Committee and the Board discuss annually the performance of the CEO and the CEO's direct reports, and the Chairman provides that feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.

DIRECTOR RE-ELECTION

The Board's overriding desire is to maximise its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election.

No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third Annual General Meeting (AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Board must submit him or herself for re-election at the next AGM.

Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on their individual performance and the Company's needs. The Nominating and Governance Committee and the Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

Because the Company is a European SE company, the CEO is required to stand for re-election every six years as long as he remains as the CEO. The Company believes this policy is appropriate (having regard to Australian practice under the rules of the ASX) as it supports the continuity of management performance.

INDEPENDENCE

The Company requires the majority of directors on the Board and Board Committees, as well as the Chairman of the Board and Board Committees, to be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body.

Each year the Board, together with the Nominating and Governance Committee, assesses each Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of Irish law, the NYSE and SEC as well as the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council (the Principles and Recommendations). Following this assessment, the Board has determined that each Board director is independent.

All directors are expected to bring their independent views and judgment to the Board and Board Committees and must declare any potential or actual conflicts of interest. The Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the accounting standards' approach to materiality and the rules and regulations of the applicable exchange or regulatory body.

The Board considered the following specific matters prior to determining that each director was independent:

- Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy a small amount of James Hardie products through the Company's customers and receives a rebate from James Hardie in respect of those purchases;
- Rudy van der Meer was until 1 January 2011 a member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to the Company. In each case those entities were providing these services to the Company prior to Mr van der Meer becoming a Board director; and
- David Dilger is a director of a number of James Hardie's subsidiaries and receives directors' fees for such service approved by the Board of James Hardie Industries SE.

Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships, other than Mr Dilger's service as a director of a number of James Hardie's subsidiaries, existed and was disclosed before the person in question became a Board director. It is not considered that these directors had any influence over these transactions.

INDUCTION

The Company has an induction program for new directors, which was reviewed and updated during the fiscal year. The program includes an overview of the Company's governance arrangements and directors' duties in Ireland, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on the Company's risk management and control framework, financial results and key risks and issues, and meeting other Board directors, the CEO and members of management. New directors are provided with comprehensive orientation materials including relevant corporate documents and policies.

CORPORATE GOVERNANCE

(CONTINUED)

BOARD CONTINUING DEVELOPMENT

The Company operates within a complex industry, geographical and regulatory framework. The Company regularly schedules time at physical Board meetings to develop the Board's understanding of the Company's operations and regulatory environment, including updates on topical developments from management and external experts. An annual plant and market tour forms an important part of the Board's continuing development.

LETTER OF APPOINTMENT

Each incoming Board director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company's expectations of them in that role. We do not provide any benefits for our Board non-executive directors upon termination of employment.

CHAIRMAN

The Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman. The Chairman co-ordinates the Board's duties and responsibilities and acts as the main contact with the CEO.

The Chairman:

- provides leadership to the Board;
- chairs Board and shareholder meetings;
- facilitates Board discussion;
- monitors, evaluates and assesses the performance of the Company's Board and Board Committees; and
- is a member of and attends meetings of all Board Committees.

The Chairman may not also be the Chairman of the Audit Committee. The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.

REMUNERATION

A detailed description of the Company's remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report above.

INDEMNIFICATION

The Company's Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director, the company secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties.

The Company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the Company or its subsidiaries.

EVALUATION OF MANAGEMENT

At least once a year, the CEO, the Remuneration Committee and the Board review the performance of each member of the Group Management Team against agreed performance measures. The CEO uses this feedback to assist in the annual review of members of the Group Management Team. This process was followed during the fiscal year.

INFORMATION FOR THE BOARD

Board directors receive timely and necessary information to allow them to fulfill their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board.

In discharging their duties, Board directors are provided with direct access to senior executives and outside advisors and auditors. The Board, Board Committees and individual directors may all seek independent professional advice at the Company's expense for the proper performance of their duties.

The Board has regular discussions with the CEO regarding the Company's strategy and performance, including two sessions each year where Board members formally review the Company's strategy and progress. The Board and each Board Committee have also scheduled an annual calendar of topics to be covered to assist them to properly discharge all of their responsibilities.

Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Board directors also receive the minutes which record each Board Committee's deliberations and findings, as well as oral reports from each Board Committee Chairman.

DELEGATION TO THE CEO

The Board has delegated to the CEO the power to manage the business of the Company to achieve the mission statements and corporate goals approved by the Board from time to time. This delegation is subject to a specified monetary cap for a range of matters, above which Board approval is required.

BOARD COMMITTEES

The Board Committees are generally committees of the Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee charters are available from the Investor Relations area of our website (www.jameshardie.com). The Board may also delegate some of its powers or specific decisions to ad hoc committees from time to time.

Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.

AUDIT COMMITTEE

The Audit Committee oversees the adequacy and effectiveness of the Company's accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively.

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Dilger, Mr Hammes and Mr Harrison.

All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an "audit committee financial expert" as determined by the Nominating and Governance Committee and the Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Board have determined that Mr Anderson, Mr Harrison and Mr Dilger are "audit committee financial experts."

The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

- overseeing the Company's financial reporting process and reports on the results of its activities to the Board;
- reviewing with management and the external auditor the Company's annual and quarterly financial statements and reports to shareholders;
- discussing earnings releases as well as information and earnings guidance provided to analysts;
- reviewing and assessing the Company's risk management policies and procedures;
- having general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company's internal audit function;
- reviewing the adequacy and effectiveness of the Company's internal compliance and control procedures;
- reviewing the Company's compliance with legal and regulatory requirements; and
- establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.

Conflicts of Interest

The Audit Committee oversees the Company's Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.

Reporting

The Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the Company's risk management systems, the performance and independence of the external auditor, or the performance of the internal audit function.

NOMINATING AND GOVERNANCE COMMITTEE

The Nominating and Governance Committee is responsible for:

- identifying and recommending to the Board individuals qualified to become Board directors;
- overseeing the evaluation of the Board and senior management;
- assessing the independence of each Board director;
- reviewing the conduct of the AGM; and
- performing a leadership role in shaping the Company's corporate governance policies.

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Hammes, Mr Osborne and Mr van der Meer.

REMUNERATION COMMITTEE

The Remuneration Committee oversees the Company's overall remuneration structure, policies and programs; assesses whether the Company's remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the Company's remuneration structure, policies and programs. It also:

- administers and makes recommendations on the Company's incentive compensation and equity-based remuneration plans;
- reviews the remuneration of Board directors;
- reviews the remuneration framework for the Company;
- makes recommendations to the Board on the Company's recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and "outside directors" for purposes of Section 162(m) of the US Internal Revenue Code.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report above.

The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson, Mr Dilger, Mr Hammes and Mr McGauchie.

POLICIES AND PROCESSES

As noted at the start of this report, we have a number of policies that address key aspects of our corporate governance. These include:

- Code of Business Conduct and Ethics;
- Ethics Hotline;
- Continuous Disclosure and Market Communication; and
- Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

CODE OF BUSINESS CONDUCT AND ETHICS

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and Company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it. The Audit Committee reviewed and revised the Code of Business Conduct and Ethics policy during the fiscal year.

We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2011.

COMPLAINTS/ETHICS HOTLINE

Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or

CORPORATE GOVERNANCE

(CONTINUED)

questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the Ethics Hotline.

All complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and Director of Internal Audit (except in cases where the complaint refers to one of them). The most serious complaints are referred immediately to the Chairmen of the Audit Committee and Board. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about James Hardie's conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company's Chairman (or Presiding Director for NYSE purposes), Deputy Chairman, Board directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company's head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland or submitted by phone at Telephone +353 (0)1 411 6924. All concerns will be forwarded to the appropriate Board directors for their review and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed. Our Code of Business Conduct and Ethics policy, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

CONTINUOUS DISCLOSURE AND MARKET COMMUNICATION

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).

Our Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

- understand James Hardie's strategy and assess the quality of its management;
- examine James Hardie's financial position and the strength of its growth prospects; and
- receive any news or information that might reasonably be expected to materially affect the price or market for James Hardie securities.

The CEO is responsible for ensuring the Company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the CEO, CFO, General Counsel and the Vice President – Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the Company's normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases before they are approved by the Board. The Audit Committee reviewed the Company's disclosure practices under the Continuous Disclosure and Market Communication policy and revised the policy during the fiscal year.

SHARE TRADING

All Company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the Company's securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Board for this purpose, provided they are not in possession of material non-public price sensitive information. There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the Company's compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for shortswing profit. Company employees who are not designated employees may hedge vested options or shares, provided they notify the Company. There is a general prohibition on hedging unvested shares, options or RSUs.

The Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.

The Audit Committee reviewed the Company's share trading approval practices under the Insider Trading policy and revised the policy during the fiscal year.

RISK MANAGEMENT

OVERALL RESPONSIBILITY

The Audit Committee and the Board reviewed our risk management processes during the fiscal year.

The Audit Committee has oversight of the Company's risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel and Director of Internal Audit. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company's risk management policies, processes and controls.

The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by the Corporate, US and Asia Pacific Risk Management Committees, as described below, and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.

At a management level, the GMT (comprising in fiscal year 2011 the CEO, CFO, General Counsel, Executive General Manager USA, Executive General Manager International and the Vice President of Investor and Media Relations) is the primary management forum for risk assessment and management within the Company.

OBJECTIVE

The Company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the Company's risk management policies, procedures and controls is to ensure that:

- our risk management systems are effective;
- our principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and

- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

Risk management does not involve avoiding all risks. The Company's risk management policies seek to strike a balance between ensuring that the Company continues to generate financial returns and simultaneously manages risks appropriately by setting appropriate strategies and objectives.

POLICIES FOR MANAGEMENT OF MATERIAL BUSINESS RISKS

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

- quarterly meetings of the corporate, US and Asia Pacific Risk Management Committees to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
- quarterly reporting to the GMT, Audit Committee, and annual reporting to the Board, of the Risk Management Committees' assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;
- a program for the Audit Committee to review in detail each year all items identified by the Risk Management Committees as high level risks;
- meetings of the Financial Statements Disclosure Committee to review all quarterly and annual results;
- a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;
- annual budgeting and monthly reporting to monitor performance;
- an internal audit department with a reporting line direct to the Chairman of the Audit Committee;
- regular monitoring of the Company's liquidity and status of finance facilities;
- maintaining an appropriate insurance program;
- maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issuing and revising standards and procedures in relation to environmental and health and safety matters;
- implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;
- issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and
- documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.

A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).

During the fiscal year, the Audit Committee and, through it, the Board received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review of the Company's current compliance programs and disclosure controls and processes, how they compare with best practices and the steps proposed by management to continue cultivating the Company's risk management culture.

RISK MANAGEMENT COMMITTEE

During the fiscal year, the Risk Management Committee was divided into three separate committees, one for Corporate, one for the US business and one for the non-US business, to allow each committee to focus on individual risks in greater detail. Each Committee comprises a cross-functional group of employees and reviews and monitors the risks facing the Company in their area of responsibility. The Risk Committees are coordinated by the Director of Internal Audit and report on a quarterly basis to the GMT. The Risk Committees also provide quarterly reports to the Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the Company.

INTERNAL AUDIT

The Director of Internal Audit heads the internal audit department. The Internal Audit charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department's workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Board in executive sessions.

EXTERNAL AUDIT

The external auditor reviews each quarterly and half-year consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Board directors are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor.

The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.

FINANCIAL STATEMENTS DISCLOSURE COMMITTEE

The Financial Statements Disclosure Committee is a management committee comprising senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the Company, which meets with the CEO, CFO and General Counsel prior to the Board's consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.

CORPORATE GOVERNANCE

(CONTINUED)

CEO AND CFO CERTIFICATION OF FINANCIAL REPORTS

Under SEC rules and the Company's internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Australian Corporations Act and are considered appropriate given that the Company's financial reports are prepared in accordance with US GAAP.

The Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the Company's disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the General Managers and Chief Financial Officers of each business unit, the Director Treasury and the Corporate Controller and the annual certifications from the Group Management Team.

INTERNAL CONTROLS AND SOX 404

Each fiscal year, the members of the GMT, and key members of the Company's business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2011, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2011.

The effectiveness of our internal control over financial reporting as of 31 March 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries SE:

We have audited James Hardie Industries SE's internal control over financial reporting as of 31 March 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries SE's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, James Hardie Industries SE maintained, in all material respects, effective internal control over financial reporting as of 31 March 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries SE as of 31 March 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for each of the three years in the period ended 31 March 2011, and our report dated 19 May 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
19 May 2011

CORPORATE GOVERNANCE

(CONTINUED)

LIMITATIONS OF CONTROL SYSTEMS

Our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls' effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

SHAREHOLDERS' PARTICIPATION

LISTING INFORMATION

James Hardie securities trade as CUFS on the ASX and as ADSs (which reference American Depositary Shares) on the NYSE.

ANNUAL GENERAL MEETING (AGM)

The 2010 AGM was held in Ireland and simultaneously broadcast to a meeting in Sydney. Shareholders in both locations were able to participate in the meeting, including voting and asking questions.

Each shareholder (other than an ADS holder) has the right to:

- attend the AGM either in person or by proxy;
- speak at the AGM; and
- exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

The external auditor attends the AGM and is available to answer questions.

COMMUNICATION

We are committed to communicating effectively with our shareholders through a program that includes:

- making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
- audio webcasts of other management briefings and webcasts of the annual shareholder meeting;
- a comprehensive Investor Relations website that displays all Company announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;
- site visits and briefings on strategy for investment analysts;
- an email alert service to advise shareholders and other interested parties of announcements and other events; and
- equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.

INVESTOR WEBSITE

We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.

COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS

ASX PRINCIPLES AND RECOMMENDATIONS

Listed Australian companies are encouraged to comply with the Principles and Recommendations. Except where otherwise stated, the Company has complied with the Principles and Recommendations for the entire period described in this annual report.

For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the Principles and Recommendations.

The Board has discussed the revisions to the Principles and Recommendations, which apply to financial years commencing 1 January 2011. Although we note that companies with a balance date of 30 June 2010 have been encouraged to adopt the policy in advance as part of their 2011 annual reports, James Hardie, which has a balance date of 31 March, will report against the new requirements as part of its 2012 annual report.

NYSE CORPORATE GOVERNANCE RULES

In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Section 303A.12(b) provides that each listed company's CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303A.12(c) provides that each listed company must submit an executed written affirmation annually to the NYSE about its compliance with the NYSE's corporate governance listing standards and an interim written affirmation to the NYSE as and when required by the interim written affirmation form specified by the NYSE.

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:

- In the US, an audit committee of a public company is required to be directly responsible for appointing the company's independent registered public accounting firm. Under Irish law, the independent registered public accounting firm is appointed by the shareholders where there is a new appointment, otherwise the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
- NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Board Committee charters reflect Australian and Irish practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

TAKEOVER RULES AND CONTROL OVER THE COMPANY

James Hardie is subject to Irish takeover laws. The Irish Takeover Rules are built on several General Principles which are set out below. Also, the takeover threshold is set at 30%, meaning that a person (or persons acting in concert) who acquire more than 30% of voting rights must make a mandatory cash bid for all of the shares in the Company:

- All holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.
- The holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, considerations of employment and the locations of the offeree's places of business.
- The board of an offeree must act in the interest of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer.
- False markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.
- An offeror must announce an offer only after ensuring that he or she can pay in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.
- An offeree must not be hindered in the conduct of its affairs for longer than is reasonable by any offer for its securities.
- A substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

CONSOLIDATED FINANCIAL STATEMENTS

JAMES HARDIE INDUSTRIES SE

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JAMES HARDIE INDUSTRIES SE

We have audited the accompanying consolidated balance sheets of James Hardie Industries SE (formerly "James Hardie Industries N.V. and Subsidiaries") as of 31 March 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for each of the three years in the period ended 31 March 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries SE at 31 March 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries SE's internal control over financial reporting as of 31 March 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 19 May 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
19 May 2011

CONSOLIDATED BALANCE SHEETS

JAMES HARDIE INDUSTRIES SE

	(Millions of US dollars) 31 March	
ASSETS	**2011**	2010
Current assets:		
Cash and cash equivalents	**$ 18.6**	$ 19.2
Restricted cash and cash equivalents	**0.8**	0.6
Restricted cash and cash equivalents – Asbestos	**56.1**	44.5
Restricted short-term investments – Asbestos	**5.8**	13.3
Accounts and other receivables, net of allowance for doubtful accounts of $2.7 million and $2.3 million as of 31 March 2011 and 31 March 2010, respectively	**138.1**	155.0
Inventories	**161.5**	149.1
Prepaid expenses and other current assets	**31.6**	25.6
Insurance receivable – Asbestos	**13.7**	16.7
Workers' compensation – Asbestos	**0.3**	0.1
Deferred income taxes	**21.1**	24.0
Deferred income taxes – Asbestos	**10.5**	16.4
Total current assets	**458.1**	464.5
Restricted cash and cash equivalents	**4.5**	4.7
Property, plant and equipment, net	**707.7**	710.6
Insurance receivable – Asbestos	**188.6**	185.1
Workers' compensation – Asbestos	**90.4**	98.8
Deferred income taxes	**27.3**	3.2
Deferred income taxes – Asbestos	**451.4**	420.0
Deposit with Australian Taxation Office	**–**	247.2
Other assets	**32.6**	44.7
Total assets	**$ 1,960.6**	$ 2,178.8
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 106.4**	$ 100.9
Current portion of long-term debt	**–**	95.0
Accrued payroll and employee benefits	**40.9**	42.1
Accrued product warranties	**6.1**	6.7
Income taxes payable	**3.9**	34.9
Asbestos liability	**111.1**	106.7
Workers' compensation – Asbestos	**0.3**	0.1
Other liabilities	**53.8**	27.7
Total current liabilities	**322.5**	414.1
Long-term debt	**59.0**	59.0
Deferred income taxes	**108.1**	113.5
Accrued product warranties	**20.1**	18.2
Asbestos liability	**1,587.0**	1,512.5
Workers' compensation – Asbestos	**90.4**	98.8
Australian Taxation Office – amended assessment	**190.4**	–
Other liabilities	**37.6**	80.6
Total liabilities	**2,415.1**	2,296.7
Commitments and contingencies (Note 13)		
Shareholders' deficit:		
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 436,386,587 shares issued at 31 March 2011 and 434,524,879 shares issued at 31 March 2010	**222.5**	221.1
Additional paid-in capital	**52.5**	39.5
Accumulated deficit	**(784.7)**	(437.7)
Accumulated other comprehensive income	**55.2**	59.2
Total shareholders' deficit	**(454.5)**	(117.9)
Total liabilities and shareholders' deficit	**$ 1,960.6**	$ 2,178.8

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

JAMES HARDIE INDUSTRIES SE

(Millions of US dollars, except per share data)	Years Ended 31 March 2011	2010	2009
Net sales	**$ 1,167.0**	$ 1,124.6	$ 1,202.6
Cost of goods sold	**(775.1)**	(708.5)	(813.8)
Gross profit	**391.9**	416.1	388.8
Selling, general and administrative expenses	**(173.4)**	(185.8)	(208.8)
Research and development expenses	**(28.0)**	(27.1)	(23.8)
Asbestos adjustments	**(85.8)**	(224.2)	17.4
Operating income (loss)	**104.7**	(21.0)	173.6
Interest expense	**(9.0)**	(7.7)	(11.2)
Interest income	**4.6**	3.7	8.2
Other (expense) income	**(3.7)**	6.3	(14.8)
Income (loss) before income taxes	**96.6**	(18.7)	155.8
Income tax expense	**(443.6)**	(66.2)	(19.5)
Net (loss) income	**$ (347.0)**	$ (84.9)	$ 136.3
Net (loss) income per share – basic	**$ (0.80)**	$ (0.20)	$ 0.32
Net (loss) income per share – diluted	**$ (0.80)**	$ (0.20)	$ 0.31
Weighted average common shares outstanding (Millions):			
Basic	**435.6**	433.1	432.3
Diluted	**435.6**	433.1	434.5

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

JAMES HARDIE INDUSTRIES SE

(Millions of US dollars)	Years Ended 31 March 2011	2010	2009
Cash Flows From Operating Activities			
Net (loss) income	**$ (347.0)**	$ (84.9)	$ 136.3
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation and amortisation	**62.9**	61.7	56.4
Deferred income taxes	**(21.9)**	19.2	(58.2)
Pension cost	**1.3**	0.1	0.7
Stock-based compensation	**9.1**	7.7	7.2
Asbestos adjustments	**85.8**	224.2	(17.4)
Tax benefit from stock options exercised	**(0.4)**	(0.9)	–
Other-than-temporary impairment on investments	**–**	–	14.8
Changes in operating assets and liabilities:			
Restricted cash and cash equivalents	**63.3**	14.9	69.0
Restricted short-term investments	**9.7**	54.4	–
Payment to the AICF	**(63.7)**	–	(110.0)
Accounts and other receivables	**24.9**	(30.1)	6.6
Inventories	**(8.1)**	(12.2)	40.3
Prepaid expenses and other assets	**6.3**	(48.1)	5.7
Insurance receivable – Asbestos	**22.9**	14.4	16.5
Accounts payable and accrued liabilities	**(7.7)**	35.4	(11.4)
Asbestos liability	**(97.8)**	(91.0)	(91.1)
Deposit with Australian Taxation Office	**254.3**	(29.3)	(9.9)
ATO settlement payment	**–**	–	(101.6)
Australian Taxation Office – amended assessment	**190.4**	–	–
Other accrued liabilities	**(37.1)**	47.6	0.9
Net cash provided by (used in) operating activities	**$ 147.2**	$ 183.1	$ (45.2)
Cash Flows From Investing Activities			
Purchases of property, plant and equipment	**$ (50.3)**	$ (50.5)	$ (26.1)
Proceeds from sale of property, plant and equipment	**0.7**	–	–
Net cash used in investing activities	**$ (49.6)**	$ (50.5)	$ (26.1)
Cash Flows From Financing Activities			
Proceeds from short-term borrowings	**$ –**	$ –	$ 128.8
Repayments of short-term borrowings	**–**	(93.3)	(125.5)
Proceeds from long-term borrowings	**460.0**	274.0	431.6
Repayments of long-term borrowings	**(555.0)**	(350.7)	(375.4)
Proceeds from issuance of shares	**4.9**	10.1	0.1
Tax benefit from stock options exercised	**0.4**	0.9	–
Dividends paid	**–**	–	(34.6)
Net cash (used in) provided by financing activities	**$ (89.7)**	$ (159.0)	$ 25.0
Effects of exchange rate changes on cash	**$ (8.5)**	$ 3.2	$ 53.3
Net (decrease) increase in cash and cash equivalents	**(0.6)**	(23.2)	7.0
Cash and cash equivalents at beginning of period	**19.2**	42.4	35.4
Cash and cash equivalents at end of period	**$ 18.6**	$ 19.2	$ 42.4
Components of Cash and Cash Equivalents			
Cash at bank and on hand	**$ 9.5**	$ 13.1	$ 8.9
Short-term deposits	**9.1**	6.1	33.5
Cash and cash equivalents at end of period	**$ 18.6**	$ 19.2	$ 42.4
Supplemental Disclosure of Cash Flow Activities			
Cash paid during the year for interest, net of amounts capitalised	**$ 9.1**	$ 7.4	$ 7.8
Cash paid during the year for income taxes, net	**$ 38.7**	$ 48.5	$ 23.2

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

JAMES HARDIE INDUSTRIES SE

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances as of 31 March 2008	**$ 219.7**	**$ 19.3**	**$ (454.5)**	**$ (4.0)**	**$ 16.9**	**$ (202.6)**
Comprehensive income:						
Net income	–	–	136.3	–	–	136.3
Pension and post-retirement benefit adjustments	–	–	–	–	0.7	0.7
Unrealised gain on investments	–	–	–	–	4.4	4.4
Foreign currency translation loss	–	–	–	–	(19.8)	(19.8)
Other comprehensive loss	–	–	–	–	(14.7)	(14.7)
Total comprehensive income						121.6
Stock-based compensation	–	7.2	–	–	–	7.2
Tax benefit from stock options exercised	–	(0.4)	–	–	–	(0.4)
Equity awards exercised	–	0.1	–	–	–	0.1
Dividends paid	–	–	(34.6)	–	–	(34.6)
Treasury stock retired	(0.5)	(3.5)	–	4.0	–	–
Balances as of 31 March 2009	**$ 219.2**	**$ 22.7**	**$ (352.8)**	**$ –**	**$ 2.2**	**$ (108.7)**
Comprehensive income:						
Net loss	–	–	(84.9)	–	–	(84.9)
Pension and post-retirement benefit adjustments	–	–	–	–	(0.2)	(0.2)
Unrealised gain on investments	–	–	–	–	1.2	1.2
Foreign currency translation gain	–	–	–	–	56.0	56.0
Other comprehensive income	–	–	–	–	57.0	57.0
Total comprehensive loss						(27.9)
Stock-based compensation	–	7.7	–	–	–	7.7
Tax benefit from stock options exercised	–	0.9	–	–	–	0.9
Equity awards exercised	1.9	8.2	–	–	–	10.1
Balances as of 31 March 2010	**$ 221.1**	**$ 39.5**	**$ (437.7)**	**$ –**	**$ 59.2**	**$ (117.9)**
Comprehensive income:						
Net loss	–	–	(347.0)	–	–	(347.0)
Pension and post-retirement benefit adjustments	–	–	–	–	1.3	1.3
Unrealised gain on investments	–	–	–	–	1.3	1.3
Foreign currency translation loss	–	–	–	–	(6.6)	(6.6)
Other comprehensive loss	–	–	–	–	(4.0)	(4.0)
Total comprehensive loss						(351.0)
Stock-based compensation	0.7	8.4	–	–	–	9.1
Tax benefit from stock options exercised	–	0.4	–	–	–	0.4
Equity awards exercised/released	0.7	4.2	–	–	–	4.9
Balances as of 31 March 2011	**$ 222.5**	**$ 52.5**	**$ (784.7)**	**$ –**	**$ 55.2**	**$ (454.5)**

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JAMES HARDIE INDUSTRIES SE

1. BACKGROUND AND BASIS OF PRESENTATION

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Background

On 21 August 2009, James Hardie Industries N.V. ("JHI NV") shareholders approved a plan to transform the Company into a Societas Europaea ("SE") and, subsequently, change its domicile from The Netherlands to Ireland. On 19 February 2010, the Company was transformed from a Dutch "NV" company to a Dutch "SE" company, and on 17 June 2010, the Company changed its registered corporate domicile from The Netherlands to Ireland and, in so doing, became an Irish "SE" company. The Company became an Irish tax resident on 29 June 2010 and operates under the name of James Hardie Industries SE ("JHI SE").

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the "Company" or "James Hardie" and "JHI SE", together with its subsidiaries as of the time relevant to the applicable reference, the "James Hardie Group," unless the context indicates otherwise.

Upon shareholder approval of the Amended and Restated Final Funding Agreement (as amended from time to time, the "AFFA") on 7 February 2007, the Asbestos Injuries Compensation Fund (the "AICF") was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders' deficit.

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries and qualifying special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental Remediation and Compliance Expenditures

Environmental remediation and Compliance expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Depreciation and Amortisation

The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset's business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$7.9 million, US$9.1 million and US$9.9 million during the years ended 31 March 2011, 2010 and 2009, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$11.3 million, US$9.3 million and US$7.2 million for the years ended 31 March 2011, 2010 and 2009, respectively. Included in stock-based compensation expense for the years ended 31 March 2011, 2010 and 2009 is an expense of US$2.2 million, US$1.6 million and nil, respectively, related to liability-classified awards.

Earnings Per Share

The Company discloses basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Years Ended 31 March		
(Millions of shares)	**2011**	2010	2009
Basic common shares outstanding	**435.6**	433.1	432.3
Dilutive effect of stock awards	**–**	–	2.2
Diluted common shares outstanding	**435.6**	433.1	434.5

(US dollars)	**2011**	2010	2009
Net (loss) income per share – basic	**$ (0.80)**	$ (0.20)	$ 0.32
Net (loss) income per share – diluted	**$ (0.80)**	$ (0.20)	$ 0.31

Potential common shares of 13.8 million, 13.7 million and 19.0 million for the years ended 31 March 2011, 2010 and 2009, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, restricted stock units ("RSUs") which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement ("Original FFA") entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd ("Amaca"), Amaba Pty Ltd ("Amaba") and ABN 60 Pty Limited ("ABN 60") (collectively, the "Former James Hardie Companies")) are found liable.

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF

In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the "Performing Subsidiary") that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company's net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company's free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary's obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.

The Company's interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in the AICF, for financial reporting purposes, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the AFFA. The Company's consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in "Deferred Income Taxes" below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. Since fiscal year 2007, the Company has classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company has classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.

For the year ended 31 March 2011, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding of the AICF by the Company continues to be linked under the terms of the AFFA to the Company's long-term financial success, specifically the Company's ability to generate net operating cash flow.

The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item *Selling, general and administrative expenses* in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item *Interest income* in the consolidated statements of operations.

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company's consolidated balance sheet under the terms of the AFFA.

Asbestos-Related Assets and Liabilities

The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as *Asbestos-Related Assets and Liabilities* and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company records insurance receivables that are deemed probable of being realised.

Included in insurance receivable is US$10.8 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company's assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers' Compensation
Workers' compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers' compensation schemes (collectively "workers' compensation schemes or policies"). An estimate of the liability related to workers' compensation claims is prepared by KPMG Actuarial as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers' compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the *Asbestos Liability.* Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.

The portion of the estimate that is expected to be met by the workers' compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers' compensation liability. Since these amounts are expected to be paid by the workers' compensation schemes or policies, the Company records an equivalent workers' compensation receivable.

Adjustments to the workers' compensation liability result in an equal adjustment in the workers' compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.

Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in "Other Liabilities" on the consolidated balance sheets.

Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in *Other Income* on the consolidated statement of operations.

AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.

Deferred Income Taxes
The Performing Subsidiary is able to claim a tax deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company's consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in *Asbestos Adjustments* in the consolidated statements of operations.

Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after 15 December 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after 15 December 2010. The adoption of the effective portions of this ASU did not result in a material impact on the Company's consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will result in a material impact to its reported consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, which provides additional guidance concerning the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments included in this update do not expand the recurring disclosure requirements already in effect. The amendments in this update are effective for fiscal years and interim periods beginning on or after 15 December 2010. The adoption of this ASU did not result in a material impact on the Company's reported consolidated financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

(Millions of US dollars)	31 March **2011**	2010
Cash at bank and on hand	**$ 9.5**	$ 13.1
Short-term deposits	**9.1**	6.1
Total cash and cash equivalents	**$ 18.6**	$ 19.2

4. RESTRICTED CASH

Included in restricted cash and cash equivalents is US$5.3 million related to an insurance policy at 31 March 2011 and 2010, which restricts the cash from use for general corporate purposes.

5. ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivables consist of the following components:

(Millions of US dollars)	31 March **2011**	2010
Trade receivables	**$ 118.3**	$ 122.8
Other receivables and advances	**22.5**	34.5
Allowance for doubtful accounts	**(2.7)**	(2.3)
Total accounts and other receivables	**$ 138.1**	$ 155.0

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

The following are changes in the allowance for doubtful accounts:

(Millions of US dollars)	31 March **2011**	2010
Balance at beginning of period	**$ 2.3**	$ 1.4
Charged to expense	**0.4**	0.9
Balance at end of period	**$ 2.7**	$ 2.3

6. INVENTORIES

Inventories consist of the following components:

(Millions of US dollars)	31 March **2011**	2010
Finished goods	**$ 104.5**	$ 99.8
Work-in-process	**5.9**	4.8
Raw materials and supplies	**57.3**	52.0
Provision for obsolete finished goods and raw materials	**(6.2)**	(7.5)
Total inventories	**$ 161.5**	$ 149.1

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction In Progress[1]	**Total**
Balance at 31 March 2009:					
Cost	18.0	201.6	826.2	51.6	**1,097.4**
Accumulated depreciation	–	(47.3)	(349.3)	–	**(396.6)**
Net book value	$ 18.0	$ 154.3	$ 476.9	$ 51.6	**$ 700.8**
Changes in net book value:					
Capital expenditures	0.1	3.6	30.0	16.8	**50.5**
Depreciation	–	(9.7)	(52.0)	–	**(61.7)**
Other movements	–	–	20.7	(20.7)	**–**
Foreign currency translation adjustments	–	–	21.0	–	**21.0**
Total changes	0.1	(6.1)	19.7	(3.9)	**9.8**
Balance at 31 March 2010:					
Cost	$ 18.1	$ 205.2	$ 897.9	$ 47.7	**$1,168.9**
Accumulated depreciation	–	(57.0)	(401.3)	–	**(458.3)**
Net book value	18.1	148.2	496.6	47.7	**710.6**
Changes in net book value:					
Capital expenditures	0.2	4.4	58.9	(13.2)	**50.3**
Retirements and sales	–	–	(0.7)	–	**(0.7)**
Depreciation	–	(9.5)	(53.4)	–	**(62.9)**
Foreign currency translation adjustments	–	–	10.4	–	**10.4**
Total changes	0.2	(5.1)	15.2	(13.2)	**(2.9)**
Balance at 31 March 2011:					
Cost	18.3	209.6	966.5	34.5	**1,228.9**
Accumulated depreciation	–	(66.5)	(454.7)	–	**(521.2)**
Net book value	$ 18.3	$ 143.1	$ 511.8	$ 34.5	**$ 707.7**

[1] Construction in progress consists of plant expansions and upgrades.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

Depreciation expense for the year ended 31 March 2011 was US$62.9 million. Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$2.4 million and US$2.3 million as of 31 March 2011 and 2010.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following components:

(Millions of US dollars)	31 March 2011	2010
Trade creditors	**$ 57.7**	$ 71.3
Other creditors and accruals	**48.7**	29.6
Total accounts payable and accrued liabilities	**$ 106.4**	$ 100.9

9. LONG-TERM DEBT

At 31 March 2011, the Company's credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)			
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	–	$ 50.0	$ –
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	–	130.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	–	50.0	–
Total		**$ 320.0**	**$ 59.0**

The weighted average fixed interest rate on the Company's interest rate swap contracts is set forth in Note 12. The weighted average interest rate on the Company's total debt was 1.02% and 0.92% at 31 March 2011 and 2010, respectively, and the weighted average term of all debt facilities is 1.9 years at 31 March 2011.

On 16 June 2010, US$161.7 million of the Company's term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The Company did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.

The Company replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totaling US$100.0 million. These facilities became available to the Company in February 2011. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate ("LIBOR") plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2011, there was US$59.0 million drawn under the combined facilities and US$261.0 million was unutilised and available.

At 31 March 2011, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes "net worth" means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the AFFA.

10. PRODUCT WARRANTIES

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions is adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the "Settlement Agreement") related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$0.9 million and US$1.2 million as of 31 March 2011 and 2010, respectively.

The following are the changes in the product warranty provision:

	Years Ended 31 March		
(Millions of US dollars)	**2011**	2010	2009
Balance at beginning of period	**$ 24.9**	$ 24.9	17.7
Accruals for product warranties	**9.1**	8.1	14.6
Settlements made in cash or in kind	**(7.8)**	(8.4)	(7.1)
Foreign currency translation adjustments	**–**	0.3	(0.3)
Balance at end of period	**$ 26.2**	$ 24.9	$ 24.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

11. ASBESTOS

The AFFA was approved by shareholders in February 2007 to provide long-term funding to the AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise the following:

(Millions of US dollars)	Years Ended 31 March **2011**	2010	2009
Change in estimates:			
Change in actuarial estimate – asbestos liability	**$ 9.8**	$ (3.8)	$ (180.9)
Change in actuarial estimate – insurance receivable	**(0.5)**	1.9	19.8
Change in estimate – AICF claims-handling costs	**12.2**	(1.4)	(1.2)
Subtotal – Change in estimates	**21.5**	(3.3)	(162.3)
(Loss) gain on foreign currency exchange	**(107.3)**	(220.9)	179.7
Total Asbestos Adjustments	**$ (85.8)**	$ (224.2)	$ 17.4

Asbestos-Related Assets and Liabilities

Under the terms of the AFFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the "Net AFFA Liability."

(Millions of US dollars)	31 March **2011**	2010
Asbestos liability – current	**$ (111.1)**	$ (106.7)
Asbestos liability – non-current	**(1,587.0)**	(1,512.5)
Asbestos liability – Total	**(1,698.1)**	(1,619.2)
Insurance receivable – current	**13.7**	16.7
Insurance receivable – non-current	**188.6**	185.1
Insurance receivable – Total	**202.3**	201.8
Workers' compensation asset – current	**0.3**	0.1
Workers' compensation asset – non-current	**90.4**	98.8
Workers' compensation liability – current	**(0.3)**	(0.1)
Workers' compensation liability – non-current	**(90.4)**	(98.8)
Workers' compensation – Total	**–**	–
Deferred income taxes – current	**10.5**	16.4
Deferred income taxes – non-current	**451.4**	420.0
Deferred income taxes – Total	**461.9**	436.4
Income tax payable	**18.6**	16.5
Other net liabilities	**(1.3)**	(1.7)
Net Amended FFA liability	**(1,016.6)**	(966.2)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	**61.9**	57.8
Unfunded Net Amended FFA liability	**$ (954.7)**	$ (908.4)

On 1 July 2010, the Company contributed US$63.7 million to the AICF in accordance with the terms of the AFFA.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011.

The changes in the asbestos liability for the year ended 31 March 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2010	(1,768.0)	1.0919	(1,619.2)
Asbestos claims paid[1]	100.6	1.0584	95.0
AICF claims-handling costs incurred[1]	3.0	1.0584	2.8
Change in actuarial estimate[2]	9.5	0.9676	9.8
Change in estimate of AICF claims-handling costs[2]	11.8	0.9676	12.2
Loss on foreign currency exchange			(198.7)
Asbestos liability – 31 March 2011	**(1,643.1)**	**0.9676**	**(1,698.1)**

Insurance Receivable – Asbestos
The changes in the insurance receivable for the year ended 31 March 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2010	220.3	1.0919	201.8
Insurance recoveries[1]	(24.1)	1.0584	(22.9)
Change in actuarial estimate[2]	(0.5)	0.9676	(0.5)
Gain on foreign currency exchange			23.9
Insurance receivable – 31 March 2011	**195.7**	0.9676	**202.3**

Deferred Income Taxes – Asbestos
The changes in the deferred income taxes – asbestos for the year ended 31 March 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2010	476.5	1.0919	436.4
Amounts offset against income tax payable[1]	(22.3)	1.0584	(21.1)
AICF earnings[1]	(7.3)	1.0584	(6.9)
Gain on foreign currency exchange			53.5
Deferred tax assets – 31 March 2011	**446.9**	**0.9676**	**461.9**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2] The spot exchange rate at 31 March 2011 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Taxes Payable
A portion of the deferred income tax asset is applied against the Company's income tax payable. At 31 March 2011 and 2010, this amount was US$21.1 million and US$15.3 million, respectively. During the year ended 31 March 2011, there was a US$2.1 million unfavourable effect of foreign currency exchange.

Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.5 million and US$2.6 million at 31 March 2011 and 2010, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.

These other assets and liabilities of the AICF were a net asset of US$1.3 million and US$0.9 million at 31 March 2011 and 2010, respectively. During the year ended 31 March 2011, there was a US$0.1 million net favourable effect of foreign currency exchange on these other assets and liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

Restricted Cash and Short-term Investments of the AICF

Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF.

At 31 March 2011, the Company revalued the AICF's short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$1.3 million. This appreciation in the value of the investments was recorded as an unrealised gain in *Other Comprehensive Income*.

The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2010	63.1	1.0919	57.8
Asbestos claims paid[1]	(100.6)	1.0584	(95.0)
Payments received in accordance with AFFA[2]	72.8	1.1430	63.7
AICF operating costs paid – claims-handling[1]	(2.9)	1.0584	(2.8)
AICF operating costs paid – non claims-handling[1]	(2.3)	1.0584	(2.2)
Insurance recoveries[1]	24.1	1.0584	22.9
Interest and investment income[1]	4.5	1.0584	4.3
Unrealised gain on investments[1]	1.4	1.0584	1.3
Other[1]	(0.2)	1.0584	(0.1)
Gain on foreign currency exchange			12.0
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2011	**59.9**	**0.9676**	**61.9**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2] The spot exchange rate on the date of payment is used to convert the Australian dollar amount to US dollars.

Actuarial Study; Claims Estimate

The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2011. Based on KPMG Actuarial's assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion (US$1.5 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.7 billion (US$2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2011 and to adjust for payments made to claimants during the year then ended.

In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2074, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2011, KPMG Actuarial's undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.7 billion (US$2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$388.1 million (US$401.1 million) after making a general credit risk allowance for insurance carriers for A$58.6 million (US$60.6 million) and an allowance for A$56.3 million (US$58.2 million) of "by claim" or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$1.0 billion) to A$2.3 billion (US$2.4 billion). The undiscounted (but inflated) estimates could be in a range of A$1.7 billion (US$1.8 billion) to A$4.6 billion (US$4.8 billion) as of 31 March 2011. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

Claims Data

The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March				
	2011	2010	2009	2008	2007
Number of open claims at beginning of period	**529**	534	523	490	564
Number of new claims	**494**	535	607	552	463
Number of closed claims	**459**	540	596	519	537
Number of open claims at end of period	**564**	529	534	523	490
Average settlement amount per settled claim	**A$ 204,366**	A$ 190,627	A$ 190,638	A$ 147,349	A$ 166,164
Average settlement amount per case closed	**A$ 173,199**	A$ 171,917	A$ 168,248	A$ 126,340	A$ 128,723
Average settlement amount per settled claim	**US$ 193,090**	US$ 162,250	US$ 151,300	US$ 128,096	US$ 127,163
Average settlement amount per case closed	**US$ 163,642**	US$ 146,325	US$ 133,530	US$ 109,832	US$ 98,510

Under the terms of the AFFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the "Approved Actuary"). The Company's future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the AFFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, the AICF, Amaca, Amaba and ABN 60 (together, the "Obligors") entered into a secured standby loan facility and related agreements (the "Facility") with The State of New South Wales, Australia ("NSW") whereby the AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$330.7 million, based on the exchange rate at 31 March 2011).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2011, the discounted value of insurance policies was A$177.3 million (US$183.2 million, based on the exchange rate at 31 March 2011).

In accordance with the terms of the Facility, drawings under the Facility may only be used by the AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. The AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if the AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia ("Commonwealth").

To the extent that NSW's source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW's borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

In summary, to the extent that NSW's source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation's 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by the AICF and the AICF's performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to the AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure the AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable. As of 19 May 2011, all substantive conditions precedent to drawdown of the facility have been satisfied with only procedural matters remaining. There are no amounts outstanding under the Facility. Further, from the time of signing through 19 May 2011, there have not been any drawings on the Facility by the Obligors.

Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the Company's net operating cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

12. FAIR VALUE MEASUREMENTS

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2 Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3 Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company's financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders' deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. At 31 March 2009, the Company determined that these investments were other-than-temporarily impaired due to the economic environment, the length of time the fair value of the assets were less than cost and the extent of the discount of the fair vale compared to the cost of the assets. Accordingly, for the year ended 31 March 2009, the Company recognised an other-than-temporary impairment charge on these investments of US$14.8 million within *Other Expense*. The Company recorded an unrealised gain on these restricted short-term investments of US$1.3 million for the year ended 31 March 2011. This unrealised gain is included as a separate component of accumulated other comprehensive income.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company's credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.

Interest Rate Swaps — Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in *Other Income*. At 31 March 2011, the Company had interest rate swap contracts with a total notional principal of US$200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 March 2011, the weighted average fixed interest rate of these contracts is 2.4% and the weighted average remaining life is 2.6 years. These contracts have a fair value of US$6.1 million, which is included in *Accounts Payable*. For the year ended 31 March 2011, the Company included in *Other Income* an unrealised loss on interest rate swaps of US$3.8 million. Included in *Interest Expense* is a realised loss on settlements of interest rate swap contracts of US$3.9 million for the year ended 31 March 2011.

The following table sets forth by level within the fair value hierarchy, the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2011 according to the valuation techniques the Company used to determine their fair values.

(Millions of US Dollars)	Fair Value at 31 March 2011	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 18.6	$ 18.6	$ –	$ –
Restricted cash and cash equivalents	61.4	61.4	–	–
Restricted short-term investments	5.8	5.8	–	–
Total Assets	$ 85.8	$ 85.8	$ –	$ –
Liabilities				
Interest rate swap contracts included in Accounts Payable	6.1	–	6.1	–
Total Liabilities	$ 6.1	$ –	$ 6.1	$ –

13. COMMITMENT AND CONTINGENCIES

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business, including litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission ("ASIC") proceedings, the matters described in the Environmental and Legal section below, the amended assessment from the Australian Taxation Office ("ATO") and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ASIC Proceedings

In February 2007, the Australian Securities and Investments Commission ("ASIC") commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security.

The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against Justice Gzell's judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries are reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company's appeal against Justice Gzell's judgment and ASIC's cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company's appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, dismissed ASIC's related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC's related cross-appeals.

The amount of the costs the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors, which include, without limitation, whether such costs (including the costs orders in ASIC's favour against us in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against us, the associated legal work undertaken specifically in respect of those issues (as distinct from the legal costs of a previous claim and related order against us that was withdrawn by ASIC in September 2008 just prior to the commencement of the first instance trial, the legal costs incurred by ASIC in connection with similar or overlapping claims against other parties in the first instance or appeal proceedings and the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing), the number of legal practitioners involved in such legal work and their applicable fee rates.

In light of the uncertainty surrounding the amount of such costs, the Company has not recorded any provision for these costs at 31 March 2011.

ASIC subsequently filed applications for special leave to appeal to the High Court appealing from the Court of Appeals judgment in favour of the former directors' appeals and a former officer. Certain former officers have also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC's applications for special leave on 13 May 2011. The High Court also granted the special leave applications for one of the former officers, and the other former officer withdrew his application.

As with the first instance proceedings, the Company will pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. It is our policy to expense legal costs as incurred.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

In addition, the Company is involved from time to time in various legal proceedings and administrative actions concerning the Company's operations and products, including putative class action lawsuits. With respect to asserted claims, the Company believes it has made adequate provision on its consolidated balance sheet as of 31 March 2011 for asserted claims that are reasonably estimable. Although it is reasonably possible that the Company could experience an unexpected increase in the cost of asserted claims and may be subject to new asserted claims in the future, the Company is unable to estimate an amount or range of loss in relation to such matters. Management is of the opinion that, based on information presently known, the liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2011:

Years ending 31 March	(Millions of US dollars):
2012	$ 18.0
2013	16.5
2014	15.6
2015	15.1
2016	14.0
Thereafter	24.6
Total	**$ 103.8**

Rental expense amounted to US$15.3 million, US$13.2 million and US$14.5 million for the years ended 31 March 2011, 2010 and 2009, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were US$0.6 million at 31 March 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

14. AUSTRALIAN TAXATION OFFICE – AMENDED ASSESSMENT

In March 2006, RCI Pty Ltd ("RCI"), a wholly-owned subsidiary of the Company, received an amended assessment from the Australian Taxation Office ("ATO") with respect to RCI's income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges ("GIC") by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

The ATO conceded that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI's objection to the amended assessment ("Objection Decision"). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.

On 1 September 2010, the Federal Court of Australia dismissed RCI's appeal.

Prior to the Federal Court's decision on RCI's appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI's tax return for the 1999 fiscal year would be upheld on appeal. As a result, until 31 August 2010, the Company treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on its consolidated balance sheet.

As a result of the Federal Court's decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the 'more-likely-than-not' recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company removed the deposit with the ATO from its consolidated balance sheet and recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court's judgment. RCI's appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.

With effect from 1 September 2010, the Company has expensed payments of GIC to the ATO as incurred. The Company will continue to expense GIC as incurred until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.

The ATO was awarded costs in connection with RCI's appeal of the objection decision to the Federal Court of Australia. The Company has made a provision for such costs within other non-current liabilities on the Company's consolidated balance sheet at 31 March 2011.

15. INCOME TAXES

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March		
(Millions of US dollars)	**2011**	2010	2009
Income (loss) from operations before income taxes:			
Domestic[1]	**$ 66.5**	$ 12.8	$ 24.6
Foreign	**30.1**	(31.5)	131.2
Total income (loss) before income taxes	**$ 96.6**	$ (18.7)	$ 155.8
Income tax (expense) benefit:			
Current:			
Domestic[1]	**$ (15.6)**	$ 0.6	$ (0.1)
Foreign	**(447.4)**	(137.7)	37.4
Current income tax (expense) benefit	**(463.0)**	(137.1)	37.3
Deferred:			
Domestic[1]	**(22.2)**	(0.9)	(0.1)
Foreign	**41.6**	71.8	(56.7)
Deferred income tax benefit (expense)	**19.4**	70.9	(56.8)
Total income tax expense	**$ (443.6)**	$ (66.2)	$ (19.5)

[1] Since JHI SE became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011. For fiscal years 2010 and 2009, domestic represents The Netherlands.

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March		
(Millions of US dollars)	**2011**	2010	2009
Income tax (expense) benefit at statutory tax rates	**$(18.3)**	$8.3	$(47.0)
US state income taxes, net of the federal benefit	**(1.7)**	(3.7)	(2.9)
Asbestos – effect of foreign exchange	**(31.7)**	(66.4)	51.2
Benefit from Dutch financial risk reserve regime	**–**	3.2	1.8
Expenses not deductible	**(4.0)**	(3.7)	(7.8)
Non-assessable items	**–**	2.0	1.6
Income (losses) not available for carryforward	**0.7**	(0.6)	(4.1)
Repatriation of foreign earnings	**(32.6)**	–	–
Change in reserves	**(0.2)**	(2.2)	(13.4)
Amortisation of intangibles	**(5.9)**	–	–
Taxes on foreign income	**(2.0)**	(1.6)	(2.7)
State amended returns and audit	**–**	(2.2)	3.0
Tax assessment in dispute	**(349.1)**	–	–
Other permanent items	**1.2**	0.7	0.8
Total income tax expense	**$ (443.6)**	$ (66.2)	$ (19.5)
Effective tax rate	**-459.2%**	354.0%	12.5%

Deferred tax balances consist of the following components:

	31 March	
(Millions of US dollars)	**2011**	2010
Deferred tax assets:		
Asbestos liability	**$ 461.9**	$ 436.6
Other provisions and accruals	**35.7**	37.4
Net operating loss carryforwards	**32.5**	9.9
Capital loss carryforwards	**34.3**	30.4
Prepayments	**–**	2.8
Other	**–**	0.2
Total deferred tax assets	**564.4**	517.3
Valuation allowance	**(43.1)**	(39.2)
Total deferred tax assets, net of valuation allowance	**521.3**	478.1
Deferred tax liabilities:		
Depreciable and amortisable assets	**(114.9)**	(115.7)
Accrued interest income	**–**	(12.0)
Foreign currency movements	**–**	(0.3)
Unremitted earnings	**(32.6)**	–
Other	**(4.2)**	–
Total deferred tax liabilities	**(151.7)**	(128.0)
Net deferred tax assets	**$ 369.6**	$ 350.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance increased by US$3.9 million during fiscal year 2011 due to foreign currency movements.

At 31 March 2011, the Company had Australian and Irish tax loss carry-forwards of approximately US$47.1 million and US$23.6 million, respectively, that will never expire. The Company has a US tax loss carry-forward of US$18.7 million that will expire in 2031.

At 31 March 2011, the Company had US$114.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2011, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.

At 31 March 2011, the Company had European tax loss carry-forwards of approximately US$33.3 million that are available to offset future taxable income, of which US$24.0 million will never expire. Carry-forwards of US$9.4 million will expire in fiscal years 2014 through 2019. At 31 March 2011, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company's asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements' review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2011. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2011, the undistributed earnings of non-Irish subsidiaries approximated US$930.5 million. Subsequent to 31 March 2011, the Company adopted a plan to reorganise its subsidiary holding company structure. As a result, the Company has recognised deferred taxes of US$32.6 million on undistributed earnings of its US subsidiaries, as it intends to remit US earnings as part of the Company's plan. At 31 March 2011, the undistributed earnings of US subsidiaries approximated US$651.4 million. Except as noted above, the Company intends to indefinitely reinvest its undistributed earnings of other non-Irish subsidiaries and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2011, 2010 and 2009, the Company recorded an income tax expense of nil, US$2.2 million, and an income tax benefit of US$3.0 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia, the Philippines and Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service ("IRS") for tax years prior to tax year 2008. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office ("ATO") for tax years prior to tax year 2007.

In connection with the Company's re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the Internal Revenue Service ("IRS") determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and it could be liable for taxes owed for calendar year 2008 and subsequent periods in which the Company was domiciled in The Netherlands.

The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2008 and subsequent periods in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2011.

ATO Settlement

As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company's Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.

The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of US$101.6 million (A$153.0 million) in December 2008.

Dutch Exit Tax

In connection with implementing Stage 1 of the Company's proposal to re-domicile its corporate seat from The Netherlands to Ireland, the Company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity and (ii) the exit from the Dutch Financial Risk Reserve regime.

The Dutch Tax Authority (the "DTA") reviewed the Company's assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA's review, the Company incurred a capital gain and Dutch tax liability, which has been deferred and included in non-current *Other Assets*, net of amortisation, on the Company's consolidated balance sheet as of 31 March 2011 and is being amortised on a straight-line basis over the remaining useful life of the intellectual property.

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties
Balance at 1 April 2008	**$ 61.9**	**$ 47.0**
Additions for tax positions of the current year	1.7	–
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)
Balance at 31 March 2009	**$ 12.3**	**$ (16.0)**
Additions for tax positions of the current year	1.2	–
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	–	(6.2)
Balance at 31 March 2010	**$ 7.7**	**$ (26.9)**
Additions for tax positions of the current year	0.1	–
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6
Balance at 31 March 2011	**$ 185.5**	**$ 196.3**

As of 31 March 2011, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$185.5 million and US$196.3 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2011 and 2010, the total amount of interest and penalties recognised in tax expense was an expense of US$195.6 million and a benefit of US$4.7 million, respectively.

Except for the liability associated with the ATO amended assessment as disclosed in Note 14, the liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company's consolidated balance sheet.

A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

16. STOCK-BASED COMPENSATION

At 31 March 2011, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan and the Long-Term Incentive Plan 2006 as amended in 2008.

Compensation expense arising from equity-based award grants as estimated using pricing models was US$9.1 million, US$7.7 million and US$7.2 million for the years ended 31 March 2011, 2010 and 2009, respectively. As of 31 March 2011, the unrecorded deferred stock-based compensation related to equity awards was US$9.8 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

JHI SE 2001 Equity Incentive Plan

Under the JHI SE 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company's shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Equity Incentive Plan, the Company granted 348,426 and 278,569 restricted stock units to its employees in the years ended 31 March 2011 and 2010, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company's financial performance or other criteria. At 31 March 2011, there were 854,409 restricted stock units outstanding under this plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company's shareholders approved the establishment of a Long-Term Incentive Plan ("LTIP") to provide incentives to certain members of senior management ("Executives"). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company's 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to 'performance hurdles' as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

The Company granted the following restricted stock units under the LTIP:

Grant Date	Restricted Stock Units Granted
15 September 2008	1,023,865
17 December 2008	545,757
29 May 2009	1,066,595
15 September 2009	522,000
11 December 2009	181,656
7 June 2010	807,457
15 September 2010	951,194
	5,098,524

These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company's financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

At 31 March 2011, there were 1,937,000 options and 4,257,686 restricted stock units outstanding under this plan.

Stock Options

The Company estimates the fair value of each stock option on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the "Monte Carlo method"). The Company's stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest. There were no stock options granted during the years ended 31 March 2011, 2010 and 2009.

The following table summarises the Company's stock options available for grant and the activity in the Company's outstanding options during the noted period:

		Outstanding Options	
	Shares Available for Grant	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2009	**23,747,833**	**18,272,928**	**7.28**
Exercised		(2,058,275)	5.51
Forfeited		(1,770,215)	7.97
Forfeitures available for re-grant	1,540,215		
Balance at 31 March 2010	**25,288,048**	**14,444,438**	**7.44**
Exercised		(530,984)	5.19
Forfeited		(2,558,159)	8.10
Forfeitures available for re-grant	1,468,159		
Balance at 31 March 2011	**26,756,207**	**11,355,295**	**7.40**

The total intrinsic value of stock options exercised was A$0.6 million, A$4.7 million and nil for the years ended 31 March 2011, 2010 and 2009, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$0.4 million, US$0.9 million and nil for the years ended 31 March 2011, 2010 and 2009, respectively.

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2011:

	Options Outstanding				Options Exercisable		
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
5.06	100,673	0.7	5.06	104,700	100,673	5.06	104,700
5.99	1,321,250	3.7	5.99	145,337	1,321,250	5.99	145,337
6.30	93,000	3.9	6.30	–	93,000	6.30	–
6.38	2,250,317	6.7	6.38	–	2,250,317	6.38	–
6.45	723,500	1.7	6.45	–	723,500	6.45	–
7.05	1,534,250	2.7	7.05	–	1,534,250	7.05	–
7.83	1,016,000	6.4	7.83	–	794,680	7.83	–
8.40	2,402,205	5.7	8.40	–	2,225,805	8.40	–
8.90	1,899,100	4.7	8.90	–	1,899,100	8.90	–
9.50	15,000	4.9	9.50	–	15,000	9.50	–
Total	**11,355,295**	**4.8**	**7.40**	**250,037**	**10,957,575**	**7.38**	**250,037**

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company's closing stock price of A$6.10 as of 31 March 2011, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company's restricted stock activity during the noted period:

	Shares	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2009	**2,991,061**	**3.95**
Granted	2,048,820	5.38
Vested	(208,884)	3.85
Forfeited	(94,276)	4.32
Non-vested at 31 March 2010	**4,736,721**	**4.57**
Granted	2,107,077	5.85
Vested	(970,793)	4.94
Forfeited	(760,910)	5.15
Non-vested at 31 March 2011	**5,112,095**	**4.94**

Restricted Stock – service vesting

The Company granted restricted stock units with a service vesting condition to employees as follows:

Grant Date	Equity Award Plan	Restricted Stock Units Granted
17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569
7 December 2010	2001 Equity Incentive Plan	348,426
		3,585,625

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company's common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.

Restricted Stock – performance vesting

The Company issued 807,457 restricted stock units with a performance vesting condition under the LTIP to senior executives of the Company for the year ended 31 March 2011. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the scorecard rating of the award recipient. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the vesting period.

When the scorecard is applied at the conclusion of fiscal year 2012, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI SE's common stock price at each balance sheet date until the scorecard is applied at the conclusion of fiscal year 2012.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 951,194 and 703,656 restricted stock units (market condition) to members of the Company's Managing Board and senior managers during the years ended 31 March 2011 and 2010, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LITP rules.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the "Monte Carlo method").

The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2011 and 2010:

Date of grant	15 Sep 2010	11 Dec 2009	15 Sep 2009
Expected volatility	50.6%	49.9%	42.1%
Risk free interest rate	1.5%	2.1%	2.5%
Expected life in years	3.0	3.0	3.0
JHX stock price at grant date (A$)	5.94	8.20	7.04
Number of restricted stock units	951,194	181,656	522,000

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 821,459 and 1,089,265 Scorecard LTI units during the years ended 31 March 2011 and 2010, respectively, that provide recipients a cash incentive based on JHI SE's common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE's common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE's common stock price at each balance sheet date.

Cash Settled Units

The Company granted 450 and 35,741 cash settled units (service vesting) to employees during the years ended 31 March 2011 and 2010, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair market value of JHI SE's common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE's common stock price at each balance sheet date.

The total compensation cost related to liability classified awards for the years ended 31 March 2011 and 2010 was US$2.2 million and US$1.6 million, respectively.

17. OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Company's management team. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

The Company's operating segments are strategic operating units that are managed separately due to their different products and/or geographical location. On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other into one operating segment, USA and Europe Fibre Cement. On 22 May 2008, the Company ceased operation of its pipe business in the United States.

Operating Segments

The following are the Company's operating segments and geographical information:

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March 2011	2010	2009
USA & Europe Fibre Cement	**$ 814.0**	$ 828.1	$ 929.3
Asia Pacific Fibre Cement	**353.0**	296.5	273.3
Worldwide total	**$ 1,167.0**	$1,124.6	$ 1,202.6

(Millions of US dollars)	Income (Loss) Before Income Taxes Years Ended 31 March 2011	2010	2009
USA & Europe Fibre Cement[2]	**$ 160.3**	$ 208.5	$ 199.3
Asia Pacific Fibre Cement[2]	**79.4**	58.7	47.1
Research and Development[2]	**(20.1)**	(19.0)	(18.9)
Segments total	**219.6**	248.2	227.5
General Corporate[3]	**(114.9)**	(269.2)	(53.9)
Total operating income (loss)	**104.7**	(21.0)	173.6
Net interest expense[4]	**(4.4)**	(4.0)	(3.0)
Other (expense) income	**(3.7)**	6.3	(14.8)
Worldwide total	**$ 96.6**	$ (18.7)	$ 155.8

(Millions of US dollars)	Total Identifiable Assets 31 March 2011	2010
USA & Europe Fibre Cement	**$ 752.0**	$ 780.8
Asia Pacific Fibre Cement	**235.0**	216.9
Research and Development	**14.4**	14.2
Segments total	**1,001.4**	1,011.9
General Corporate[5,6]	**959.2**	1,166.9
Worldwide total	**$ 1,960.6**	$ 2,178.8

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March 2011	2010	2009
USA	**$ 789.2**	$ 808.9	$ 912.2
Australia	**266.4**	214.3	193.2
New Zealand	**52.9**	50.6	50.0
Other Countries	**58.5**	50.8	47.2
Worldwide total	**$ 1,167.0**	$ 1,124.6	$ 1,202.6

(Millions of US dollars)	Total Identifiable Assets 31 March 2011	2010
USA	**$ 752.1**	$ 783.6
Australia	**155.5**	131.6
New Zealand	**45.8**	49.8
Other Countries	**48.0**	46.9
Segments total	**1,001.4**	1,011.9
General Corporate[5,6]	**959.2**	1,166.9
Worldwide total	**$ 1,960.6**	$ 2,178.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

[1] Export sales and inter-segmental sales are not significant.

[2] Research and development costs of US$9.7 million, US$10.4 million and US$8.0 million in fiscal years 2011, 2010 and 2009, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.4 million, US$1.0 million and US$1.2 million in fiscal years 2011, 2010 and 2009, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$16.9 million, US$15.7 million and US$14.4 million in fiscal years 2011, 2010 and 2009, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$3.2 million, US$3.3 million and US$4.5 million in fiscal years 2011, 2010 and 2009, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$28.0 million, US$27.1 million and US$23.8 million for the years ended 31 March 2011, 2010 and 2009, respectively.

[3] The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company's corporate offices. Included in General Corporate for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings. Included in General Corporate for the year ended 31 March 2010 are unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million. Included in General Corporate for the year ended 31 March 2009 are favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million.

[4] The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$4.3 million, US$3.3 million and US$6.4 million in fiscal years 2011, 2010 and 2009, respectively. See Note 11.

[5] The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[6] Asbestos-related assets at 31 March 2011 and 2010 are US$819.7 million and US$797.7 million, respectively, and are included in the General Corporate segment.

Concentrations of Risk

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

The Company has two major customers that individually account for over 10% of the Company's net sales in one or all of the past three fiscal years.

These two customers' accounts receivable represented 20% and 29% of the Company's trade accounts receivable at 31 March 2011 and 2010, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

(Millions of US dollars)	Years Ended 31 March 2011		2010		2009	
		%		%		%
Customer A	**$ 208.9**	17.9	$ 224.4	20.0	$ 277.1	23.0
Customer B	**134.0**	11.5	144.5	12.8	149.6	12.4
	$ 342.9		$ 368.9		$ 426.7	

Approximately 32% of the Company's fiscal year 2011 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-US operations on translation into US dollars.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of the following components:

(Millions of US dollars)	31 March 2011	2010
Pension and post-retirement benefit adjustments	**$ (0.3)**	$ (1.6)
Unrealised gain on restricted short-term investments	**2.5**	1.2
Foreign currency translation adjustments	**53.0**	59.6
Total accumulated other comprehensive income	**$ 55.2**	$ 59.2

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees paid to our independent registered public accounting firm for services provided for fiscal years 2011, 2010 and 2009 were as follows:

	Fiscal Years Ended 31 March		
(Millions of US dollars)	**2011**	2010	2009
Audit Fees[1]	**$ 2.7**	$ 2.7	$ 2.4
Audit-Related Fees[2]	**0.3**	–	–

[1] Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

[2] Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2011, 2010 and 2009.

Audit Committee Pre-Approval Policies and Procedures

In accordance with our Audit Committee's policy and the requirements of the law, all services provided by our independent registered public accounting firm are pre-approved annually by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

All of the services pre-approved by the Audit Committee are permissible under the SEC's auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. We obtain these services from other service providers as needed.

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

The information furnished in the selected quarterly financial data for the years ended 31 March 2011 and 2010 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis

	Fiscal Years Ended 31 March 2011 By Quarter				Fiscal Years Ended 31 March 2010 By Quarter			
(Millions of US dollars, except per share data)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net sales	**$ 318.4**	**$ 287.6**	**$ 272.6**	**$ 288.4**	$ 284.5	$ 304.2	$ 261.0	$ 274.9
Cost of goods sold	**(201.6)**	**(194.2)**	**(187.8)**	**(191.5)**	(174.1)	(186.6)	(164.3)	(183.5)
Gross profit	**116.8**	**93.4**	**84.8**	**96.9**	110.4	117.6	96.7	91.4
Operating income (loss)	**127.0**	**(56.2)**	**(16.9)**	**50.8**	(57.1)	(0.8)	25.1	11.8
Interest expense	**(1.8)**	**(2.2)**	**(2.0)**	**(3.0)**	(1.5)	(1.5)	(1.8)	(2.9)
Interest income	**0.7**	**1.3**	**0.7**	**1.9**	0.8	1.1	1.0	0.8
Other (expense) income	**(4.4)**	**(2.9)**	**2.7**	**0.9**	4.8	(1.0)	2.2	0.3
Income (loss) before income taxes	**121.5**	**(60.0)**	**(15.5)**	**50.6**	(53.0)	(2.2)	26.5	10.0
Income tax expense[1]	**(16.6)**	**(363.7)**	**(10.9)**	**(52.4)**	(24.9)	(17.4)	(11.6)	(12.3)
Net income (loss)	**$ 104.9**	**$(423.7)**	**$ (26.4)**	**(1.8)**	(77.9)	$ (19.6)	$ 14.9	$ (2.3)
Net income (loss) per share – basic	**$ 0.24**	**$ (0.97)**	**$ (0.06)**	**$ (0.04)**	$ (0.18)	$ (0.05)	$ 0.03	$ 0.01
Net income (loss) per share – diluted	**$ 0.24**	**$ (0.97)**	**$ (0.06)**	**$ (0.04)**	$ (0.18)	$ (0.05)	$ 0.03	$ 0.01

[1] Includes non-cash charge of US$345.2 million recognised in the second quarter of the fiscal year ended 31 March 2011 related to the dismissal of RCI's appeal of the 1999 disputed amended tax assessment. Amount also includes a charge of US$32.6 million recognised in the fourth quarter of the fiscal year ended 31 March 2011 related to our corporate structure simplification, as announced on 17 May 2011, which will be paid during the fiscal year ended 31 March 2012.

SECTION 3

GROUP STATISTICS

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

(Millions of US dollars)	**2011**	2010	2009	2008	2007
Profit and Loss Account					
Net Sales					
USA and Europe Fibre Cement	**$ 814.0**	$ 828.1	$ 929.3	$ 1,170.5	$ 1,291.2
Asia Pacific Fibre Cement	**353.0**	296.5	273.3	298.3	251.7
Worldwide total	**$ 1,167.0**	$ 1,124.6	$ 1,202.6	$ 1,468.8	$ 1,542.9
Operating Income					
USA and Europe Fibre Cement	**$ 160.3**	$ 208.5	$ 199.3	$ 235.2	$ 353.1
Asia Pacific Fibre Cement	**79.4**	58.7	47.1	50.3	39.4
Research and Development	**(20.1)**	(19.0)	(18.9)	(18.1)	(17.1)
Segments total	**219.6**	248.2	227.5	267.4	375.4
General Corporate	**(29.1)**	(45.0)	(71.3)	(63.9)	(56.5)
Asbestos adjustments	**(85.8)**	(224.2)	17.4	(240.1)	(405.5)
Total operating income (loss)	**104.7**	(21.0)	173.6	(36.6)	(86.6)
Net interest (expense) income	**(4.4)**	(4.0)	(3.0)	1.1	(6.5)
Other (expense) income	**(3.7)**	6.3	(14.8)	–	–
Income (loss) from operations before income taxes	**96.6**	(18.7)	155.8	(35.5)	(93.1)
Income tax (expense) benefit	**(443.6)**	(66.2)	(19.5)	(36.1)	243.9
(Loss) income from operations	**$ (347.0)**	$ (84.9)	$ 136.3	$ (71.6)	$ 150.8
Dividends paid	**$ –**	$ –	$ 34.6	$ 126.2	$ 42.1
Balance Sheet					
Net current assets	**$ 135.6**	$ 50.4	$ 137.7	$ 183.7	$ 259.0
Total assets	**$ 1,960.6**	$ 2,178.8	$ 1,891.7	$ 2,179.9	$ 2,128.1
Long-term debt[1]	**$ 59.0**	$ 154.0	$ 230.7	$ 174.5	$ 105.0
Shareholders' (deficit) equity	**$ (454.5)**	$ (117.9)	$ (108.7)	$ (202.6)	$ 258.7
Other Statistics					
Number of average employees:					
USA and Europe Fibre Cement	**1,629**	1,508	1,631	1,924	2,120
Asia Pacific Fibre Cement	**768**	755	809	834	845
Research and Development	**107**	106	109	106	109
Corporate	**36**	41	48	49	50
Total from continuing operations	**2,540**	2,410	2,597	2,913	3,124
Number of shareholders	**11,446**	12,411	12,786	14,012	14,776
Weighted average number of common shares outstanding:					
Basic	**435.6**	433.1	432.3	455.0	464.6
Diluted	**435.6**	433.1	434.5	455.0	466.4
Capital expenditures	**$ 50.3**	$ 50.5	$ 26.1	$ 38.5	$ 92.1
Depreciation and amortisation[2]	**$ 62.9**	$ 61.7	$ 56.4	$ 56.5	$ 50.7
Dividends paid per share[3]	**–**	–	8.0¢	27.0¢	9.0¢
Basic (loss) earnings per share[4]	**(79.7¢)**	(19.6¢)	31.5¢	(15.7¢)	32.5¢
Diluted (loss) earnings per share[5]	**(79.7¢)**	(19.6¢)	31.4¢	(15.7¢)	32.3¢
Gearing ratio[6]	**3.2%**	10.9%	24.0%	22.7%	12.8%

Notes:

[1] Includes current portion of long term debt. The US$ notes were repaid on 8 May 2006.

[2] Information for depreciation and amortisation is for continuing operations only.

[3] Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

[4] Income (loss) from continuing operations divided by the weighted average number of ordinary and employee shares on issue during the year.

[5] Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

[6] Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

DEFINITIONS AND GLOSSARY

About the terminology used in this annual report

In this annual report, James Hardie may present financial measures, sales volume terms, financial ratios, and non-US GAAP financial measures included in the Definitions section of this document starting on this page. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sale volume ("million square feet" or "mmsf" and "thousand square feet" or "msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", and "Net debt (cash)"). Unless otherwise stated, results and comparisons are of the current fiscal year versus the prior fiscal year.

Definitions

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company's operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16' thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders' equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Glossary of abbreviations and terms

Non-financial Terms

ABS – Australian Bureau of Statistics
ADR – American Depositary Receipt
ADS – American Depositary Share
AFFA – Amended and Restated Final Funding Agreement, as amended from time to time
AGM – Annual General Meeting
AICF – Asbestos Injuries Compensation Fund
ASIC – Australian Securities and Investments Commission
ASX – Australian Securities Exchange
ATO – Australian Taxation Office
CEO – Chief Executive Officer
CFO – Chief Financial Officer
CHESS – Clearing House Electronic Subregister System
CUFS – CHESS Units of Foreign Securities
GIC – General Interest Charge
GMT – Group Management Team
IRS – United States Internal Revenue Service
KPMG Actuarial – KPMG Actuarial Pty Limited
LIBOR – London Interbank Offered Rate
NAHB – National Association of Home Builders
NBSK – Northern Bleached Softwood Kraft, the Company's benchmark grade of pulp
NSW – New South Wales
NYSE – New York Stock Exchange
RSU – Restricted Stock Unit
SCI – Special Commission Inquiry
SEC – United States Securities and Exchange Commission

Former James Hardie companies consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

SHARE/CUFS INFORMATION

(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

James Hardie Industries SE voting rights:

As of 15 June 2011 James Hardie Industries SE had on issue 437,311,611 CHESS Units of Foreign Securities (CUFS) issued over 437,311,611 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 11,446 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries SE distribution schedule as at 15 June 2011:

	CUFS		Options	
Size of Holding Range	Holders	Holdings	Holders	Holdings
1–1,000	5,001	2,364,714	–	–
1,001–5,000	4,838	11,678,433	17	39,391
5,001–10,000	912	6,560,314	23	182,685
10,001–100,000	623	14,121,286	75	2,843,252
100,001 and over	72	402,586,864	21	8,289,967
Totals	11,446	437,311,611	136	11,355,295

Based on the closing price of A$5.50 on 15 June 2011, 376 CUFS holders held less than a marketable parcel.

James Hardie Industries SE substantial CUFS holders as at 15 June 2011:

Holdings shown below are as disclosed in substantial holding notices lodged with the ASX.

Shareholder	Shares Beneficially Owned	Percentage of Shares Outstanding
Commonwealth Bank of Australia	49,692,187	11.36%
Schroder Investment Management Australia Limited	43,527,584	9.95%
FMR LLC and FIL Limited	33,874,177	7.75%
Lazard Asset Management Pacific Co	28,678,287	6.56%
National Australia Bank Limited Group	28,198,184	6.45%
Baillie Gifford & Co	26,907,513	6.15%
Ausbil Dexia Limited	24,980,920	5.71%

James Hardie Industries SE 20 largest CUFS holders and their holdings as at 15 June 2011:

Name	Note	CUFS Holdings	%	Position
HSBC Custody Nominees (Australia) Limited	1	107,379,862	24.55	1
J P Morgan Nominees Australia Limited	1	95,829,808	21.91	2
National Nominees Limited	1	88,060,696	20.14	3
Citicorp Nominees Pty Limited	1	31,477,022	7.20	4
Citicorp Nominees Pty Limited	1	21,749,185	4.97	5
Cogent Nominees Pty Limited	1	13,815,931	3.16	6
J P Morgan Nominees Australia Limited		4,669,550	1.07	7
Tasman Asset Management Ltd	1	4,514,575	1.03	8
AMP Life Limited		3,630,826	0.83	9
Madingley Nominees Pty Ltd		1,969,808	0.45	10
Queensland Investment Corporation		1,833,846	0.42	11
Cogent Nominees Pty Limited	1	1,778,387	0.41	12
Citicorp Nominees Pty Ltd		1,750,914	0.40	13
UBS Wealth Management Australia Nominees Pty Ltd	1	1,590,930	0.36	14
Citicorp Nominees Pty Ltd		1,535,897	0.35	15
ARGO Investments Limited		1,214,000	0.28	16
Citicorp Nominees Pty Ltd		1,179,113	0.27	17
Mirrabooka Investments Limited		960,000	0.22	18
Mr G G Cross		919,842	0.21	19
Millenium Pty Limited		900,000	0.21	20
Total:		386,760,192	88.44	

[1] Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the Company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

SHARE/CUFS INFORMATION

(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)
CONTINUED

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

COMPOSITION OF OUR SHAREHOLDER BASE



43.69%
0-1,000
42.27%
1,001-5,000
7.97%
5,001-10,000
5.44%
10,001 and over
0.63%
100,001 and over

Size of Holding Range as at 15 June 2011



60.90%
Australia
15.05%
North America
14.35%
UK and Europe
5.31%
Asia
0.12%
Other

Distribution of issued capital by geography
Analysis based on Top100 extract of share register at 31 May 2011

James Hardie Industries SE share/CUFS buy-back
On 17 May 2011, the company announced that it will seek to acquire up to 5% of the company's issued capital via an on-market share buyback during the next 12 months.

MAJOR ANNOUNCEMENTS

James Hardie informs the ASX and the SEC of anything that might affect the company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made during our 2011 financial year. Complete announcements are available on our website at www.jameshardie.com (select Investor Relations, then News).

Calendar 2010	
27 May 2010	Results for Q4 and full year FY10. James Hardie announced a US$23.7 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 March 2010, an increase of 208% compared to the corresponding quarter of last year. The net operating result for the fourth quarter including asbestos, ASIC expenses and tax adjustments was a loss of US$2.3 million, compared to a loss of US$129.6 million for the corresponding quarter of last year. Full year net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$133.0 million from US$100.5 million for the prior year. Including asbestos, ASIC expenses and tax adjustments, full year net operating profit moved from US$136.3 million to a loss of US$84.9 million.
18 June 2010	James Hardie announced that on 17 June 2010 (US time) it finalised its transformation to an Irish Societas Europaea company (SE) as part of the second and final stage of its previously announced proposal to transform James Hardie into an SE (Stage 1), and change its registered corporate domicile from The Netherlands to Ireland (Stage 2).
1 July 2010	James Hardie announced that it has filed its annual report on form 20-F for fiscal year 2010 with the United States Securities and Exchange Commission.
12 August 2010	Results for Q1 FY11: James Hardie announced a US$40.5 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 June 2010, a decrease of 3% compared to the prior corresponding quarter. The net operating result for the first quarter including asbestos, ASIC expenses and tax adjustments was a profit of US$104.9 million, compared to a loss of US$77.9 million for the corresponding quarter of the prior year. The current quarter's result includes a favourable asbestos adjustment of US$63.1 million, which is attributable to the depreciation of the Australian dollar against the US dollar.
30 August 2010	James Hardie advised that it has been informed that judgment in the matter of RCI Pty Ltd (RCI), a wholly-owned subsidiary of JHISE, v Commissioner of Taxation will be handed down in the Federal Court of Australia at 2.15pm on Wednesday, 1 September 2010.
1 September 2010	The Federal Court of Australia delivered its decision on the appeal by RCI in respect of an amended assessment issued to RCI by the Australian Taxation Office (ATO) for the income tax year ended 31 March 1999. RCI's appeal was dismissed.
20 September 2010	James Hardie announced that RCI will appeal, to the Full Federal Court of Australia, the decision of the Federal Court rejecting RCI's appeal of an amended assessment issued to RCI by the ATO for income tax year ended 31 March 1999.
15 November 2010	Results for Q2 FY11: James Hardie announced a US$20.7 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2010. This represents a decrease of 45% compared to the prior corresponding quarter. The net operating result for the quarter including asbestos, ASIC expenses and tax adjustments was a loss of US$423.7 million, compared to a loss of US$19.6 million for the corresponding quarter of the prior year. As foreshadowed, this result reflects a non-cash charge of US$345.2 million for taxes, penalties and interest following the loss on appeal in the Australian Federal Court against an ATO amended assessment relating to fiscal year 1999. The current quarter's result also includes an unfavourable asbestos adjustment related to currency translation of US$107.8 million, which is attributable to the appreciation of the Australian dollar against the US dollar.

7 December 2010	James Hardie noted that the NSW Government and the Australian Government announced that a standby loan facility of up to A$320 million for the Asbestos Injuries Compensation Fund (AICF) had been formalised.
17 December 2010	The New South Wales Court of Appeal delivered its judgment in the appeal by James Hardie, and the related cross-appeal by the Australian Securities & Investments Commission (ASIC), from the judgment delivered by his Honour Justice Gzell in April 2009. The Court of Appeal dismissed the Company's appeal and ASIC's cross-appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company's appeal.
Calendar 2011	
17 January 2011	James Hardie noted the announcement on 14 January 2011 by ASIC that it had filed applications for special leave to appeal to the High Court of Australia concerning the recent decision of the New South Wales Court of Appeal in the proceedings involving the former James Hardie non-executive directors and the former company secretary and general counsel, Peter Shafron. The Company also noted that applications for special leave to appeal had been filed separately by former executives Peter Shafron and Phillip Morley. The company did not make an application for special leave to appeal.
18 February 2011	Results for Q3 FY11: James Hardie today announced a US$21.0 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 December 2010. This represents a decrease of 30% compared to the prior corresponding quarter. The net operating result for the quarter including asbestos, ASIC expenses and tax adjustments was a loss of US$26.4 million, compared to net operating income of US$14.9 million for the corresponding quarter of the prior year.
17 May 2011	James Hardie announced that it had adopted a capital management policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which will likely see the company buy-back or issue shares as the company's needs dictate. In accordance with this policy, James Hardie also announced that it will seek to acquire up to 5% of the company's issued capital via an on-market share buyback during the next 12 months.

ANNUAL MEETING

The 2011 Annual General Meeting of CUFS holders of James Hardie Industries SE will be held in Dublin, Ireland, at 7.30am on Tuesday, 16 August 2011 and simultaneously broadcast to a meeting in Sydney, Australia, at 4.30pm (Sydney time) on Tuesday, 16 August 2011. Details of the venues for both meetings are set out in the Notice of Meeting 2011.

Calendar 2011	
31 March	End of JHI SE Fiscal Year 2011
19 May	FY11 Quarter 4 and full year results and management presentation
30 June	2011 Annual Report released
14 August	Direction Forms close 4.00pm Sydney time for Annual General Meeting
16 August	FY12 Quarter 1 results announcement and management presentation
16 August	Annual General Meeting, Dublin and Sydney
17 November	FY12 Quarter 2 and half year results announcement and management presentation

Calendar 2012*	
February	FY12 Quarter 3 and nine months results announcement and management presentation
31 March	End of JHI SE Fiscal Year 2012
May	FY12 Quarter 4 and full year results and management presentation

*Future dates are indicative only and may change

SHARE/CUFS INFORMATION

(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)
CONTINUED

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

Stock Exchange Listings

James Hardie Industries SE's securities are listed on the Australian and New York Stock Exchanges.

Australia: Australian Securities Exchange Limited



James Hardie Industries SE shares are listed on the ASX in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI SE shares, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. JHI SE CUFS trade under the code JHX.

New York: New York Stock Exchange


JHX
LISTED
NYSE

In the United States, five JHI SE CUFS equal one Bank of New York Mellon-issued American Depositary Receipt (or ADR) and trade on the New York Stock Exchange under the code JHX.

We cannot predict the prices at which our shares and ADRs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York Mellon, which can be contacted via the website www.adrbny.com or contact:

BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516

Telephone within USA: 1-888-BNY-ADRs
Telephone outside USA: +1 (201) 680-6825

Email: shrrelations@bnymellon.com

Share/CUFS registry

JHI SE's registry is managed by Computershare Investor Services Pty Limited. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 4, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 2975, Melbourne VIC 3001, Australia

Telephone within Australia: 1300 855 080
Telephone outside Australia: +61 (3) 9415 4000

Facsimile: +61 (3) 9473 2500

Email: web.queries@computershare.com.au

Website: www.computershare.com

Payment of dividends and other cash distributions to James Hardie Share/CUFS holders

Dividends and other cash distributions will be paid by electronic funds transfer to an Australian bank account to Australian CUFS holders. To participate in the electronic service, contact Computershare at the above address. Other James Hardie CUFS holder dividends will be paid by cheque.

Disclosure

James Hardie aims to ensure the widest possible disclosure of its activities, using:

- quarterly results and management presentations;
- webcasting and conference call facilities that make quarterly results available to all security holders;
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers; and
- prompt postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations area of our website (www.jameshardie.com) contains media releases, results briefings, management presentations and past annual reports. There are also areas where visitors can register to receive email alerts of key events or announcements. Our formal Continuous Disclosure and Market Communication Policy is contained in the Corporate Governance area of the website.

Annual Report

Security holders must advise the share registry if they want to receive a printed copy of the annual report. The annual report can be read on and downloaded from the Investor Relations area of our website at www.jameshardie.com

Addresses

Corporate Head Quarters
Second Floor, Europa House
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
Company Secretary: Marcin Firek
Telephone: (+353) 1 411 6924
Facsimile: (+353) 1 479 1128

Investor Relations
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Phone: +61 (2) 8274 5246
Facsimile: +61 (2) 8274 5218
Email: investor.relations@jameshardie.com.au
Website: www.jameshardie.com, select Investor Relations

USA Chicago Regional Office
231 South LaSalle Street, 20th Floor
Suite 2000
Chicago, IL 60604
Telephone: +1 (312) 705 6145
Facsimile: +1 (312) 419 2976

USA Mission Viejo Regional Office
26300 La Alameda, Suite 400
Mission Viejo, CA 92691 USA
Telephone: +1 (949) 348 1800
Facsimile: +1 (949) 348 4534

Australian Regional Office
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Telephone +61 (2) 8274 5239
Fax +61 (2) 8274 5218

Place of Incorporation

James Hardie Industries SE, ARBN 097 829 895, is incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

Independent Registered Public Accounting Firm

Ernst & Young LLP
San Diego, California USA

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward–looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about our future performance;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments and share buy-backs;
- statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;
- statements regarding tax liabilities and related audits, reviews and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission (which we refer to as "ASIC");
- expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (which we refer to as "AICF"), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations;
- statements about product or environmental liabilities; and
- statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 106 of the Form 20-F filed with the SEC on 29 June 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

CORPORATE OFFICES

Corporate Headquarters
Second Floor, Europa House
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
Telephone (+353) 1 411 6924
Facsimile (+353) 1 479 1128

USA Chicago Regional Office
231 South LaSalle Street, 20th Floor
Suite 2000
Chicago, IL 60604
Telephone +1 (800) 348 1811
Facsimile +1 (312) 419 2976

USA Mission Viejo Regional Office
26300 La Alameda, Suite 400
Mission Viejo, California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 348 4534

Australian Regional Office
Level 3, 22 Pitt Street
Sydney NSW 2000, Australia
Telephone +61 (2) 8274 5239
Facsimile +61 (2) 8274 5217

BUSINESS UNIT OFFICES

AUSTRALIA
James Hardie Building Products
10 Colquhoun Street
Rosehill, 2142, NSW, Australia
Facsimile 1800 818 819
www.jameshardie.com.au
Ask James Hardie™
Telephone 13 1103

James Hardie FRC Pipes
46 Randle Road
Meeandah, 4008
Queensland, Australia
Telephone 1800 659 850
Facsimile 1800 639 908
www.jameshardie.com.au

EUROPE
James Hardie Building Products
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam, Netherlands
Telephone +31 (0) 20 301 6750
Facsimile +31 (0) 20 642 5357
www.jameshardie.eu.com
Customer Toll Free Service Help Line
within UK – 0800 068 3103
Customer Toll Free Service Help Line
within France – 0800 903 069

NEW ZEALAND
James Hardie Building Products
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone +64 (9) 579 9919
Facsimile +64 (9) 525 4810
www.jameshardie.co.nz
Ask James Hardie™ Helpline
Toll Free 0800 808 868

PHILIPPINES
James Hardie Building Products
Barangay San Isidro
Cabuyao, Laguna, 4025
Philippines
Telephone +63 (2) 897 8131
Facsimile +63 (2) 895 2994
www.jameshardie.com.ph

NORTH AMERICA
James Hardie Building Products
26300 La Alameda, Suite 400
Mission Viejo
California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 367 0185
www.jameshardie.com
Customer Service 1 (866) 4HARDIE



